EOS ENERGY ENTERPRISES, INC 2024 ANNUAL REPORT

2024 Annual Shareholder Letter A Message from Joe Mastrangelo, Chief Executive Officer Dear Fellow Shareholders, In 2024, Eos achieved significant operational milestones positioning the company for future success. Eos customers discharged over 5 GWh of energy using Eos ZnythTM technology. Last year, we launched our first automated battery module production line producing a battery every 9.9 seconds with first-pass quality yield over 98%. Continued product improvements have increased Eos Z3TM Energy Cube performance by nearly 20% while simultaneously reducing material costs by over 45%. These accomplishments, combined with our Battery Energy Storage System (BESS) containing over 90% U.S. content, have solidified Eos as the world’s leading innovator in designing, manufacturing, and providing static non-flow zinc-based BESS sourced and manufactured in the United States. Eos was founded on the premise that the world needs safe, secure, and reliable long duration energy storage to power its future. Today, that vision has become a reality. Strong electricity demand growth is shaping a new age of electricity. Global electricity consumption is forecasted to grow at its fastest pace in years driven by higher industrial production, rising heating and air conditioning requirements, and worldwide data center expansion. Meeting this global demand requires a mix of technologies to not only produce more energy but also make what is installed more efficient. These current industry trends validate the need for Eos’ differentiated technology and emphasize the vital role of American-made energy storage in strengthening the world’s energy infrastructure. Eos is an American energy company that is comprised of many experienced energy professionals with diverse backgrounds, and we are focused on three strategic pillars: (1) differentiated battery technology, (2) a simplified energy storage system, and (3) an innovative software platform that continuously optimizes performance and maximizes customer returns. While our strategy has remained unchanged, we are witnessing significant consolidation in energy storage offerings with many of our competitors shifting their core competencies and moving away from battery manufacturing into system integration. To position the company to meet the rapidly growing demand for long duration energy storage, we plan to accelerate our manufacturing capacity expansion. Our commercial momentum continues to accelerate with a year-end $14.4 billion pipeline and a $682 million order backlog. In 2024, the average project size increased by 28% in our opportunity pipeline, with a 122% increase in the number of projects with greater than 5 hours of discharged duration, coupled with 36% of the total opportunities being standalone energy storage. While our pipeline consists of many applications, a strong example of Eos’ potential growth lies with data centers. Data centers require an enormous amount of energy, making long duration energy storage the most efficient and immediate solution. The Eos Z3 Energy Cube was specifically designed to address the complex duty cycles and power challenges presented in data centers by enabling customers to address two critical operating requirements: (1) the ability to support multiple and partial cycles per day to ensure stable, reliable power, and (2) the capacity to deliver long-duration cycles to manage time-to-power and maintain operational continuity. The Eos Z3 system excels in both, requiring minimal power to operate and low system life degradation. Other technologies rely on complex cooling systems that consume large amounts of power and, if not properly cooled, risk thermal runaway, potentially causing catastrophic fires and loss of the entire system. The Eos Z3 system operates without such risks and avoids industry-accepted degradation during multiple or long-duration cycles, whereas other technologies often require early-life augmentation at an incremental cost. With its inherent operating flexibility and ability to deliver measurable returns, the Eos solution meets the diverse and evolving needs of today’s energy landscape. Customers can achieve a 30% or more levelized cost of storage advantage, making Eos the preferred long duration energy storage solution. Scaling Eos into a High Growth Company Last year, we proudly announced two critical industry firsts. In a tight capital environment, we secured up to $620 million in financing, becoming the first energy storage investment of Cerberus Capital Management, and the first non-lithium-ion battery manufacturer to secure funding under the U.S Department of Energy’s (DOE) Title 17 Loan Guarantee Program, with the first advance received in December. This combined financing unlocked funding

needed for critical investment in manufacturing capacity expansion and continued system and software development. These significant milestones strongly validate our long-term strategy and growth potential. Our partnerships extend beyond financing as Cerberus brings invaluable operational expertise and strategic relationships and the DOE’s support demonstrates critical technology validation to further accelerate our commercial growth and strategic initiatives. These partnerships position Eos to become a leading force in the energy industry. In 2025 and beyond, the team is laser focused on execution and scaling the company to meet the unprecedented demand growth for long-duration energy storage solutions. We are focused on 3 main priorities: (1) hyper scaling manufacturing, (2) providing customers with integrated solutions, and (3) making Eos a profitable operating company. Hyper scaling Our Manufacturing Our projects are getting bigger with durations becoming longer which requires Eos to build capacity faster. Our strategy has been to build capacity as we secure backlog. Today, we are now hyper scaling capacity to meet the existing opportunities in our commercial pipeline. We plan to order 6 GWh of new manufacturing capacity. Project AMAZE in the Mon Valley continues to progress as scheduled while we recently launched a search to simultaneously add a second factory location in the United States as part of this capacity expansion. This operational strategy is designed to allow us to co-locate capacity near customers to reduce overall costs. Additionally, we continue to see strong growth opportunities globally and our vision extends beyond the United States with plans to expand our global footprint. Providing Integrated Solutions The world’s energy grid is a complex and dynamic ecosystem in which energy storage will play a vital role in the intricate daily dance of balancing higher variable power generation sources with evolving use cases on an aging energy infrastructure. Eos does not sell battery technology or energy cubes but rather supplies energy storage solutions designed to efficiently store energy when demand is low and provide energy when demand increases. This means our job does not stop at the factory door when we ship but rather starts when a customer “powers on” an Eos system. We will continue to invest in making Eos systems smarter through improved software and enhanced analytics, while providing localized customer service capabilities. Building a Profitable Operating Company We remain focused on delivering a profitable operating company. The average selling price of our backlog today, combined with the current product cost, makes Eos a company with an underlying product that on a per unit basis delivers positive contribution margin. Achieving total company operating profitability requires more output over our current level of fixed costs. In this high growth environment, the company is focused both on delivering today and investing for tomorrow. Looking ahead, we will continue to invest in our technology, build our capabilities, and look for strategic opportunities both organically and inorganically to position Eos to hyper scale, become profitable, and solidify our position as the leading global provider of U.S. manufactured energy storage. Thank you again to our shareholders, partners, and employees. Your continued confidence and optimism have enabled us to achieve significant milestones in 2024 and sets the stage for another transformative year in our journey toward a stronger and more resilient energy future. Sincerely, Joe Mastrangelo Chief Executive Officer

EOS ENERGY ENTERPRISES, INC
2024 ANNUAL REPORT

2024 Annual Shareholder Letter

A Message from Joe Mastrangelo, Chief Executive Officer

Dear Fellow Shareholders,

In 2024, Eos achieved significant operational milestones positioning the company for future success. Eos customers discharged over 5 GWh of energy using Eos Znyth™ technology. Last year, we launched our first automated battery module production line producing a battery every 9.9 seconds with first-pass quality yield over 98%. Continued product improvements have increased Eos Z3™ Energy Cube performance by nearly 20% while simultaneously reducing material costs by over 45%. These accomplishments, combined with our Battery Energy Storage System (BESS) containing over 90% U.S. content, have solidified Eos as the world's leading innovator in designing, manufacturing, and providing static non-flow zinc-based BESS sourced and manufactured in the United States.

Eos was founded on the premise that the world needs safe, secure, and reliable long duration energy storage to power its future. Today, that vision has become a reality. Strong electricity demand growth is shaping a new age of electricity. Global electricity consumption is forecasted to grow at its fastest pace in years driven by higher industrial production, rising heating and air conditioning requirements, and worldwide data center expansion. Meeting this global demand requires a mix of technologies to not only produce more energy but also make what is installed more efficient. These current industry trends validate the need for Eos' differentiated technology and emphasize the vital role of American-made energy storage in strengthening the world's energy infrastructure.

Eos is an American energy company that is comprised of many experienced energy professionals with diverse backgrounds, and we are focused on three strategic pillars: (1) differentiated battery technology, (2) a simplified energy storage system, and (3) an innovative software platform that continuously optimizes performance and maximizes customer returns. While our strategy has remained unchanged, we are witnessing significant consolidation in energy storage offerings with many of our competitors shifting their core competencies and moving away from battery manufacturing into system integration. To position the company to meet the rapidly growing demand for long duration energy storage, we plan to accelerate our manufacturing capacity expansion.

Our commercial momentum continues to accelerate with a year-end $14.4 billion pipeline and a $682 million order backlog. In 2024, the average project size increased by 28% in our opportunity pipeline, with a 122% increase in the number of projects with greater than 5 hours of discharged duration, coupled with 36% of the total opportunities being standalone energy storage.

While our pipeline consists of many applications, a strong example of Eos' potential growth lies with data centers. Data centers require an enormous amount of energy, making long duration energy storage the most efficient and immediate solution. The Eos Z3 Energy Cube was specifically designed to address the complex duty cycles and power challenges presented in data centers by enabling customers to address two critical operating requirements: (1) the ability to support multiple and partial cycles per day to ensure stable, reliable power, and (2) the capacity to deliver long-duration cycles to manage time-to-power and maintain operational continuity. The Eos Z3 system excels in both, requiring minimal power to operate and low system life degradation. Other technologies rely on complex cooling systems that consume large amounts of power and, if not properly cooled, risk thermal runaway, potentially causing catastrophic fires and loss of the entire system. The Eos Z3 system operates without such risks and avoids industry-accepted degradation during multiple or long-duration cycles, whereas other technologies often require early-life augmentation at an incremental cost. With its inherent operating flexibility and ability to deliver measurable returns, the Eos solution meets the diverse and evolving needs of today's energy landscape. Customers can achieve a 30% or more levelized cost of storage advantage, making Eos the preferred long duration energy storage solution.

Scaling Eos into a High Growth Company

Last year, we proudly announced two critical industry firsts. In a tight capital environment, we secured up to $620 million in financing, becoming the first energy storage investment of Cerberus Capital Management, and the first non-lithium-ion battery manufacturer to secure funding under the U.S Department of Energy's (DOE) Title 17 Loan Guarantee Program, with the first advance received in December. This combined financing unlocked funding

needed for critical investment in manufacturing capacity expansion and continued system and software development. These significant milestones strongly validate our long-term strategy and growth potential. Our partnerships extend beyond financing as Cerberus brings invaluable operational expertise and strategic relationships and the DOE's support demonstrates critical technology validation to further accelerate our commercial growth and strategic initiatives. These partnerships position Eos to become a leading force in the energy industry.

In 2025 and beyond, the team is laser focused on execution and scaling the company to meet the unprecedented demand growth for long-duration energy storage solutions. We are focused on 3 main priorities: (1) hyper scaling manufacturing, (2) providing customers with integrated solutions, and (3) making Eos a profitable operating company.

Hyper scaling Our Manufacturing

Our projects are getting bigger with durations becoming longer which requires Eos to build capacity faster. Our strategy has been to build capacity as we secure backlog. Today, we are now hyper scaling capacity to meet the existing opportunities in our commercial pipeline. We plan to order 6 GWh of new manufacturing capacity. Project AMAZE in the Mon Valley continues to progress as scheduled while we recently launched a search to simultaneously add a second factory location in the United States as part of this capacity expansion. This operational strategy is designed to allow us to co-locate capacity near customers to reduce overall costs. Additionally, we continue to see strong growth opportunities globally and our vision extends beyond the United States with plans to expand our global footprint.

Providing Integrated Solutions

The world's energy grid is a complex and dynamic ecosystem in which energy storage will play a vital role in the intricate daily dance of balancing higher variable power generation sources with evolving use cases on an aging energy infrastructure. Eos does not sell battery technology or energy cubes but rather supplies energy storage solutions designed to efficiently store energy when demand is low and provide energy when demand increases. This means our job does not stop at the factory door when we ship but rather starts when a customer "powers on" an Eos system. We will continue to invest in making Eos systems smarter through improved software and enhanced analytics, while providing localized customer service capabilities.

Building a Profitable Operating Company

We remain focused on delivering a profitable operating company. The average selling price of our backlog today, combined with the current product cost, makes Eos a company with an underlying product that on a per unit basis delivers positive contribution margin. Achieving total company operating profitability requires more output over our current level of fixed costs. In this high growth environment, the company is focused both on delivering today and investing for tomorrow.

Looking ahead, we will continue to invest in our technology, build our capabilities, and look for strategic opportunities both organically and inorganically to position Eos to hyper scale, become profitable, and solidify our position as the leading global provider of U.S. manufactured energy storage.

Thank you again to our shareholders, partners, and employees. Your continued confidence and optimism have enabled us to achieve significant milestones in 2024 and sets the stage for another transformative year in our journey toward a stronger and more resilient energy future.

Sincerely,

Joe Mastrangelo
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: December 31, 2024

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

EOS ENERGY ENTERPRISES, INC.

Delaware	**001-39291**	**84-4290188**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3920 Park Avenue
Edison, New Jersey 08820
(Address of principal executive offices, including zip code)
Registrant's telephone number, including area code: **(732) 225-8400**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	EOSE	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share of common stock	EOSEW	The Nasdaq Stock Market LLC

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer a smaller reporting company or an emerging growth company. See the definitions of the "large accelerated filer," "accelerated filer," "non-accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter, June 30, 2024, was approximately $268.5 million based upon the closing sale price of our common stock of $1.27 on that date. As of February 26, 2025, there were 226,599,297 shares of the registrant's common stock issued and outstanding.

Table of Contents

Forward-Looking Statements

All statements included in this Annual Report on Form 10-K ("Annual Report"), other than statements or characterizations of historical fact, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words "anticipate," "believe," "continue," "could," "estimate," "expect," "intends," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "would" and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements appear in a number of places in this Annual Report and include statements regarding the intent, belief or current expectations of Eos Energy Enterprises, Inc. Forward-looking statements are based on our management's beliefs, as well as assumptions made by, and information currently available to, them. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected. Factors which may cause actual results to differ materially from current expectations include, but are not limited to:

- *changes adversely affecting the business in which we are engaged;*
- *our ability to forecast trends accurately;*

- *our ability to generate cash, service indebtedness and incur additional indebtedness;*
- *our ability to raise financing in the future;*
- *our customer's ability to secure project financing;*
- *risks associated with the Credit Agreement (defined below), including risks of default, dilution of outstanding common stock, consequences for failure to meet milestones and contractual lockup of shares;*
- *the amount of final tax credits available to our customers or to Eos pursuant to the Inflation Reduction Act including potential impacts from any repeal or modification of the legislation;*
- *the timing and availability of future funding under the Department of Energy Loan Facility;*
- *our ability to continue to develop efficient manufacturing processes to scale and to forecast related costs and efficiencies accurately;*
- *fluctuations in our revenue and operating results;*
- *competition from existing or new competitors;*
- *our ability to convert firm order backlog and pipeline to revenue;*
- *risks associated with security breaches in our information technology systems;*
- *risks related to legal proceedings or claims;*
- *risks associated with evolving energy policies in the United States and other countries and the potential costs of regulatory compliance;*
- *risks associated with changes to the U.S. trade environment;*
- *our ability to maintain the listing of our shares of common stock on NASDAQ;*
- *our ability to grow our business and manage growth profitably, maintain relationships with customers and suppliers and retain our management and key employees;*
- *risks related to adverse changes in general economic conditions, including inflationary pressures and increased interest rates;*
- *risk from supply chain disruptions and other impacts of geopolitical conflict;*
- *changes in applicable laws or regulations; and*
- *other factors detailed under the section titled "Risk Factors" herein.*

More information on these important factors that could cause actual results to differ materially from those projected in the forward-looking statements we make in this Annual Report are set forth in Part I, Item 1A under "Risk Factors". In addition, there may be other factors of which we are presently unaware or that we currently deem immaterial that could cause our actual results to be materially different from the results referenced in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and, except as required by law, the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

PART I

ITEM. 1 BUSINESS

General

Eos Energy Enterprises, Inc. (NASDAQ: EOSE) ("Eos", "we," "us," "our," or "Company") is an American energy company and America's leading innovator in designing, manufacturing, and providing zinc-based battery energy storage systems ("BESS"), sourced, and manufactured in the United States. The Eos BESS are safe, non-flammable, secure, and sustainable alternatives to lithium-ion batteries, making them ideal for utility-scale, microgrid, and commercial and industrial long-duration applications.

Eos, a Delaware corporation, was originally incorporated in Delaware on June 3, 2019, as a special purpose acquisition company under the name B. Riley Principal Merger Corp. II., in order to acquire a company or companies, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. Upon the completion of a business combination on November 16, 2020 (the "Merger"), the Company changed its name to "Eos Energy Enterprises, Inc." The Company's common shares started trading under the ticker NASDAQ: EOSE on November 16, 2020.

On April 8, 2021, the Company entered into a unit purchase agreement (the "Purchase Agreement") with Holtec Power, Inc. ("Holtec"), in accordance with the terms and conditions of which the Company purchased from Holtec the remaining 51% interest in HI-POWER, LLC ("Hi-Power") that was not already owned by the Company. Hi-Power was incorporated as a joint venture between the Company and Holtec in 2019. In connection with the transaction, the Company also entered into a transition services agreement and a sublease with Holtec. The transaction closed on April 9, 2021. Following the consummation of the transactions set forth in the Purchase Agreement (the "Transactions"), Hi-Power became a 100% indirect, wholly-owned subsidiary of the Company and the obligations of the parties under the Hi-Power joint venture terminated.

The Company designs, develops, manufactures, and markets innovative zinc-based energy storage solutions for utility-scale, microgrid, and commercial & industrial ("C&I") applications. We believe that our batteries have the potential to emerge as a leading alternative to Lithium-ion ("Li-ion") batteries for such long-duration applications. The Company has developed a broad range of intellectual property with multiple patents covering unique battery chemistry, mechanical product design, energy block configuration and a software operating system (Battery Management System or "BMS"). The BMS software uses proprietary Eos-developed algorithms and includes ambient and battery temperature sensors, as well as voltage and electric current sensors for the electrical strings and the system. The Company currently focuses on manufacturing and selling turn-key direct current ("DC") battery energy storage systems. The Company plans to develop a turn-key alternating current ("AC") system. The Company's primary applications focus on integrating battery storage solutions with: (1) renewable energy systems that are connected to the utility power grid; (2) renewable energy systems that are not connected to the utility power grid; (3) storage systems utilized to relieve congestion; and (4) storage systems to assist C&I customers in reducing their peak energy usage or participating in the utilities ancillary and demand response markets. The Company has a manufacturing facility in Turtle Creek, Pennsylvania to produce DC energy blocks with an integrated BMS. The Company's primary market is North America. The Company has one operating and reportable segment.

Principal Products and Services

The Company offers an innovative Znyth™ technology battery energy storage system ("BESS") designed to provide the operating flexibility to manage increased grid complexity and price volatility resulting from an overall increase in renewable energy generation and a congested grid coming from an increase in electricity demand growth. The Company's BESS is a validated chemistry with accessible non-precious earth components in a durable design that is intended to deliver results in extreme temperatures and conditions. The system is designed to be safe, flexible, scalable, sustainable and manufactured in the United States using raw materials primarily sourced in the United States. We believe the Company's Z3™ battery module is the core of its innovative systems. The Z3 battery module is the only U.S. designed and manufactured battery module that today provides utilities, independent power producers, renewables developers and C&I customers with an alternative to lithium-ion and lead-acid monopolar batteries for critical 3- to 12-hour or longer discharge duration applications. We believe the Z3 battery is transforming how utility, industrial and commercial customers store power.

In addition to its BESS, the Company currently offers: (a) a BMS which provides a remote asset monitoring capability and service to track the performance and health of the Company's BESS and to proactively identify future system performance issues through predictive analytics; (b) project management services to ensure the process of implementing the Company's BESS are coordinated in conjunction with the customer's overall project plans; (c) commissioning services that ensure the customer's installation of the BESS meets the performance expected by the customer; and (d) long-term maintenance plans to maintain optimal operating performance of the Company's systems**.**

Availability of Raw Materials

The Company procures materials from various third parties and across commodities, including chemicals and substrates, fabricated metal products, plastics, electronics and electrical components. We use both domestic and international raw materials suppliers to create our current Z3™ battery module. We will continue to focus on domesticating our supply chain in an economically sustainable manner.

While we believe we have sufficient sources for the materials, components, services and supplies used in our manufacturing activities, we are highly dependent on the availability of essential materials, parts and subassemblies from our suppliers. The predominant raw materials that are required for our Z3™ battery product are zinc halide salts, felt, resin, titanium and conductive polymer.

The Company effectively manages its supply chain through close relationships with key suppliers. We engage in formal agreements with our strategic supplier partners and continually look to implement strategies and opportunities to ensure a resilient supply network.

Additionally, based on the latest Internal Revenue Service ("IRS") guidance, the Company believes that our current Z3™ battery module feature raw materials sourcing sufficient to qualify for the Domestic Content Bonus awarded by the Inflation Reduction Act's ("IRA") tax credits.

Industry Overview

We believe the energy storage industry has evolved into a critical sector and increased global demand for global sustainable energy systems. The Company's development of clean energy complements fossil fuels in meeting the world's growing demands for electricity. The world moves towards decarbonization and the increased use of renewable energy sources like solar and wind, energy storage plays a pivotal role in stabilizing grids, ensuring reliable power supply and maximizing the utility of intermittent power generation.

The global energy storage market is experiencing robust growth, driven by the rising need for grid reliability, increased renewable energy integration and advancements in energy storage technologies. We believe the market size is expected to expand significantly in the next decade. Key drivers of industry growth are renewable energy integration, grid modernization, cost reductions and energy security.

Certain countries' government policies, subsidies, and incentives play a role in accelerating the development and deployment of energy storage technologies. In the United States, the Department of Energy ("DOE") has historically supported energy storage research and development, and some states have even adopted energy storage mandates.

Energy storage is a rapidly evolving industry that we believe is integral to the future of global energy systems. The Eos Z3 BESS provides a viable use case for standalone storage as an alternative to the bottleneck for the energy storage grid as the world continues to use fossil fuels for energy and electricity. Additionally, we believe our BESS' technology, safety and wide operating range makes us a "workhorse" asset for the energy grid.

Strategy

The Company continues to invest in the design, development, and production of its next-generation product, the Eos Z3 battery. This new battery builds upon the same electrochemistry that has remained largely unchanged for nearly a decade. The Eos Z3 is engineered to reduce costs and weight while enhancing manufacturability and overall system performance. Compared to the previous Gen 2.3, the Z3 features a more cost-effective design with a simplified tub structure, 50% fewer cells, and 98% fewer welds per battery module. We believe that the Eos Z3 will offer customers twice the energy density per square foot, while maintaining the same level of safety and reliability as the previous generation.

The transition to the Eos Z3 is progressing as planned, with the first fully-automated battery manufacturing line now installed and in commercial production. The Z3 uses the same chemistry, known for its ability to endure over 3 million cycles, but introduces a new mechanical design aimed at improving performance, reducing costs, and enhancing manufacturability. The Company began delivering Z3 battery modules in Q3 2023. The Z3 incorporates valuable lessons learned from the past fifteen years, which the Company expects will drive efficiencies as it scales its state-of-the-art manufacturing capabilities.

The Company believes that the simplicity, flexibility, and safety of its products are key attributes desired by the market. Moreover, the Company recognizes the competitive advantage offered by the Inflation Reduction Act, which provides production tax credits (PTC) for domestically manufactured battery components, as well as tax credits for customers involved in projects meeting domestic content requirements (see the Regulations section in Item 1 - Business). The Company also plans to collaborate with a consortium of community leaders, universities, and supply chain partners to pursue funding opportunities under the Bipartisan Infrastructure Law of 2021.

Market Trends and Opportunities

The Company believes there is a global push to generate energy through sustainable, renewable sources. However, this shift creates imbalances in existing energy grids that must be addressed. Managing these imbalances will require a variety of energy storage technologies to provide safe, reliable power. Until now, most energy storage systems have been short-duration, typically providing power for less than four hours. The Company anticipates that the future will demand mid-duration (6-12 hour) BESS that offer the flexibility to address intermittency and congestion challenges.

The Z3 battery is primarily composed of five earth-abundant, readily available raw materials with established supply chains, which enables the Company to drive costs down as production scales up. While lithium-ion batteries currently dominate stationary energy storage, driven in large part by the electric vehicle (EV) market, the Company sees an emerging challenge in the lithium supply chain.

There is growing industry-wide concern regarding the safety risks associated with lithium-ion batteries, including incidents of thermal runaway, fires, and explosions. Lithium-ion batteries are vulnerable to internal short circuits and thermal instability due to the flammable nature of their electrolytes, which can lead to significant safety incidents and have prompted intensified regulatory scrutiny. In contrast, our battery technology is designed without these characteristics, offering a significantly enhanced safety profile and reinforcing our commitment to reliable and secure energy storage solutions.

Intellectual Property

The success of our business depends, in part, on our ability to maintain and protect our proprietary technology, information, processes and know-how. We rely primarily on patent, trademark, copyright and trade secret laws in the United States and similar laws in other countries, confidentiality agreements and procedures and other contractual arrangements. These patents are subject to regulatory approval by the respective governing entity where the patent was filed. A majority of our patents relate to cell chemistry, architecture and battery mechanical design, system packaging and BMS. We continually assess opportunities to seek patent protection for those aspects of our technology, design, methodologies and processes that we believe provide significant competitive advantages.

The Company periodically assesses its patent portfolio in relation to the patents' utility and materiality to the current operation and future strategy of the business and abandons applications or ceases to maintain patents which are deemed immaterial to our current or future business operations. As of December 31, 2024, we have 26 patent families and 160 patents pending, issued, or published in 29 countries, protecting our technology and system architecture. The Company's key patents, related to its most recent generation product and future products, are not scheduled to expire until 2035 or later.

In addition, the Company relies on trade secret protection and confidentiality agreements to safeguard our interests with respect to proprietary know-how that is not patentable and processes for which patents are difficult to enforce. We believe that many key elements of our manufacturing processes involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, test equipment designs, algorithms and procedures. All of our research and development personnel have entered into confidentiality and proprietary information agreements with us. These agreements address intellectual property protection issues and requires our employees to assign to us all of the inventions, designs and technologies that Company personnel develop during the course of their employment. We also require our customers and business partners to enter into confidentiality agreements before we disclose any sensitive aspects of our technology or business plans.

Regulations

Governmental Programs and Incentives

Globally, both the operations of our business by us and the ownership of our products by our customers are impacted by various government programs, incentives and other arrangements.

DOE Loan Facility

On November 26, 2024, the Company entered into a note purchase agreement with the United States Federal Financing Bank ("FFB") and the United States DOE Loan Programs Office ("LPO") ("DOE Loan Facility") pursuant to which, among other things, the DOE provided a guarantee of the Company's (x) obligations to repay the term loan borrowings provided by the FFB to the Company and evidenced by a future advance promissory note (the "FFB Promissory Note") and (y) the Company's other obligations owing to FFB in respect of such guaranteed loan, and in connection and concurrently therewith, the Company entered into a Loan Guarantee Agreement with the DOE (collectively, such agreements provide for a multi draw term loan facility, the DOE Loan Facility), marking the first Title XVII battery loan closed. The DOE Loan Facility is a key step in advancing the Company's Project American Made Zinc Energy ("AMAZE") and is expected to fund the expansion of Eos' manufacturing capacity to 8 GWh by 2027 to meet the growing demand for longer duration battery energy storage systems. The DOE Loan Facility provides for up to $303.5 million in funding, including capitalized interest.

The DOE Loan Facility provides for a multi draw term loan facility under a series of at least two and, if the Company elects, up to four tranches of the loan (each, a "Tranche"), subject to the achievement of certain funding conditions, with each Tranche corresponding to the production, maintenance and development, and operation of a given production line to be funded using the proceeds of such Tranche and the principal amount of each Tranche consisting of a maximum principal amount designated for such Tranche in the DOE Loan Facility. Each Tranche provides the Company funding for 80% of the Eligible Project Costs (as defined in the DOE Loan Facility) associated with the corresponding production line, with the Company responsible for funding the remaining 20% of the Eligible Project Costs.

Through December 31, 2024, the Company has received funding under the DOE Loan Facility for an aggregate amount of $68.3 million, at an interest rate of 4.791% for eligible project costs incurred through December 6, 2024. These costs are a portion of Tranche 1 of the DOE Loan Facility. Tranche 1 provides up to $102.0 million for eligible costs in connection with the design, construction, installation, startup and shakedown of a battery automation line and related tools, with a projected annual production capacity of approximately 1.25 GWh ("Line 1").

For further discussion, see Note 13, *Borrowings,* to the Consolidated Financial Statements.

Inflation Reduction Act of 2022

On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 into law. The IRA has significant economic incentives for both energy storage customers and manufacturers for projects placed in service after December 31, 2022. One of the most important features of the IRA is that it offers a 10-year term tax credit, whereas historically similar industrial credits have been shorter in duration. Customers placing new energy storage facilities in service, which include our Gen 2.3 and Z3™ BESS, could qualify for investment tax credit ("ITC"). The IRA also offers an extra ten percent credit if the project is in an "energy community" and another ten percent credit if the project satisfies domestic content requirements, which have been set forth. The ten percent bonus for domestic content could represent a strategic advantage for the Company resulting from the Company's near-sourcing and Made in America strategy, and we currently anticipate that projects utilizing Eos batteries will qualify for the bonus.

The Production Tax Credits under Internal Revenue Code 45X ("PTC"), can be claimed on battery components manufactured in the U.S. and sold to U.S. or foreign customers. These tax credits available to manufacturers include a credit for ten percent of the cost incurred to make electrode active materials in addition to credits of $35 per kWh of capacity of battery cells and $10 per kWh of capacity of battery modules. These credits are cumulative, meaning that companies will be able to claim each of the available tax credits based on the battery components produced and sold through 2029, after which the PTC will begin to gradually phase down through 2032. In April 2024, the IRS issued final regulations related to applicable tax credit transferability and direct pay provisions of the Inflation Reduction Act. The Company has reviewed these regulations and believes they do not have a material impact on the financial statements.

Competition

The markets for our products are competitive, and we compete with manufacturers of traditional Li-ion and other battery storage systems. Factors affecting customers when choosing from different battery storage systems in the market include:

- product performance and features;
- safety and sustainability;
- total lifetime cost of ownership;
- total operational costs related to auxiliary equipment;
- total product lifespan and degradation rate;
- power and energy efficiency;
- duration of the battery's storage;
- customer service and support; and
- U.S.-based manufacturing and sourced materials.

Our Znyth™ battery system competes with products from traditional Li-ion battery manufacturers and solution providers such as Panasonic, Samsung Electronics Co., Ltd, LG Chem, Ltd., Tesla, BYD, Sungrow, and Contemporary Amperex Technology Co. Limited. Our longer duration competitors include ESS Inc., Enervenue, Ambri, Form Energy, and Lockheed Martin. We believe that our current and next generation battery system offers significant technology, safety and cost advantages that reflect a competitive differentiation over Li-ion storage technologies.

Competitive Strengths

We believe the following strengths of our business distinguish us from our competitors and position us to capitalize on the expected continued growth in the energy storage market:

- *Differentiated Product*- Lithium cells must be kept within a narrow temperature range (25 °C +/- 5 °C), otherwise they are at risk of thermal runaway, potentially leading to fire or explosion. The Znyth™ BESS has a significantly wider thermal operating range (-20°C to 50°C), which eliminates the need for costly thermal management measures such as HVAC and fire suppression systems. Additionally, the product is a static modular battery design, which eliminates the need for pumps or compressors, both maintenance prone equipment required for flow batteries. Our battery system can charge and discharge at different durations, covering a wide range of use cases. The charge and discharge rates are fixed for Li-ion, and the life of a Li-ion battery can degrade if it is not charged or discharged at the rate for which it was designed, while the Eos Znyth technology BESS is not subject to the same degradation. This is because Eos batteries are manufactured at zero voltage and a zero percent state of charge, whereas Li-ion batteries must be kept at a specific voltage and state of charge even when not actively being used.

- *Minimal Supply Chain Constraints*- All materials for producing our Z3™ battery products are widely available commodities with fewer supply chain constraints and minimal competition from electric vehicles. Additionally, the majority of the materials are recyclable with commercially available recycling processes at end of product life, helping preserve the environment.

- *Proven Technology Solution in the Growing and Evolving Energy Storage Market*- As we launch the Z3 battery and ramp up manufacturing to gigawatt-hours ("GWh") scale, we believe that we will benefit from the overall growth of the energy storage market, which is expected to reach 6,214 GWh by the end of 2035, as projected by BNEF. From an application perspective, the market is evolving to a LDES market. Our technology is tailored to address such a need. While Li-ion has been optimized for shorter duration, the performance of our batteries improves as it moves towards longer duration, making us the prime technology for the long-duration storage market.

- *Experienced Technology Team Focused on Continuous Innovation*- Our research and development team is responsible for growing and advancing our intellectual property portfolio, protecting our technology and system architecture. We believe that our continued investment in research and development will enable us to improve efficiency, energy density, functionality, and reliability while reducing the cost of our battery solution. We are also focused on leveraging our technology know-how to improve our BMS, expanding the operation of our batteries and increasing our overall performance. This same leverage would allow us to optimize our energy management solution to contextualize the operation of the battery based on the application, expanding our customers' ability to use our Znyth™ BESS in a wider set of use-cases.

- *Established Global Sales Channels Anchored with Top-Tier Customers*- We sell products directly to the electric utility industry and through sales channels to the commercial and industrial market. We continue to build relationships with new customers and enter into agreements to provide battery solutions to new customers.

- *Strong management team*- We have assembled an executive team focused on accelerating the commercialization of the next-generation Z3™ battery product. With decades of combined, diverse experience in the energy industry and deep expertise in manufacturing, battery storage and executing complex power and energy projects around the world, our management team is able to develop, manufacture and deliver systems at scale to meet the growing demands of the global storage market.

Customers

Our customers include the following:

- Unity Scale renewable developers.
- Independent power producers
- Industrial companies.
- Microgrid developers.

During fiscal year 2024, two customers individually accounted for 50.6% and 33.2%, respectively, of our total revenue.

Environmental, Social and Governance ("ESG")

Eos is accelerating the shift to American energy independence by transforming how the world stores power in a safe, scalable, efficient, and sustainable way. We are committed to advancing global sustainable development through our products, working to systematically grow our business to meet the challenges of the global energy transition and combat the global climate change. Additionally, the Company has not incurred significant costs to remain in compliance with environmental laws.

Our approach to ESG is intrinsically united to our four product themes: safety, scalability, sustainability, and efficiency. As we continue to scale, we remain committed to driving progress across these themes.

Human Capital

The table below represents our 2024 employees by gender* and ethnicity as a percentage of total headcount across non-exempt and exempt positions:

	By Gender		By Ethnicity				
	Female	Male	African American	Asian	Hispanic or Latino	Two or more races	White
Non-exempt	8 %	36 %	19 %	2 %	2 %	2 %	19 %
Exempt	12 %	44 %	5 %	10 %	4 %	1 %	36 %
Total	**20 %**	**80 %**	**24 %**	**12 %**	**6 %**	**3 %**	**55 %**

**While we present male and female, we acknowledge this is not fully encompassing of all gender identities.*

As of December 31, 2024, we have 430 total employees, all of which are full-time employees. We have not experienced any employment-related work stoppages, and we consider relations with our employees to be good.

Our success is based on the focused passion and dedication of our personnel. We are committed to providing a positive and engaging work environment for our employees and taking an active role in the betterment of the communities in which our employees live and work. Our full-time employees are provided a competitive benefits program, including comprehensive healthcare benefits, a 3% non-elective employer contribution 401(k) plan, equity awards, discretionary bonus and incentive pay opportunities, paid time-off benefits, paid parental leave, wellness programs, and periodic surveys.

Available Information

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") are available free of charge on our investor website, located at https://investors.eose.com/, as soon as reasonably practicable after they are filed with or furnished to the Securities and Exchange Commission. Our reports are also available on the Securities and Exchange Commission's website at https://www.sec.gov/. The information on our website is not, and shall not be deemed to be, a part hereof or incorporated into this or any of our other filings with the SEC.

ITEM 1A. RISK FACTORS

In addition to the factors discussed elsewhere in this Report, the following risks and uncertainties could materially and adversely affect the Company's business, financial condition, results of operations, and cash flows.

Risk Factors Summary

The following is a summary of the principal risks that could adversely affect our business, operations and financial results.

Risks Related to Our Business and Industry

- We have a history of losses that casts substantial doubt as to our ability to continue as a going concern. We must deliver on our potential for significant business growth and improved manufacturing processes to achieve sustained, long-term profitability and long-term commercial success.
- The relatively recent commercialization of our products makes it difficult to evaluate our prospects.
- Failure to deliver the benefits offered by our technologies, or the emergence of improvements to competing technologies, could reduce demand for our products and harm our business.
- A decline in lithium prices may result in increased competition from traditional lithium-ion batteries and adversely affect the demand for our products.
- As we endeavor to expand our business, we will incur significant costs and expenses, which could outpace our cash reserves. Unfavorable conditions or disruptions in the capital and credit markets may adversely impact business conditions and the availability of credit.
- Our success depends on the continuing contributions of our key personnel, and the loss of services of any principal member of our management team could adversely affect our business.
- The failure or breach of our network or IT systems, including as a result of a cybersecurity breach, could affect our sales and operations.
- Internal system or service failures, or failures in the systems or services of third parties on which we rely, could disrupt our business and impair our ability to effectively provide our services and products to our customers, which could damage our reputation and adversely affect our business.
- The nature of our business exposes us to potential legal proceedings or claims that could adversely affect our operating results. These claims could conceivably exceed the level of our liability insurance coverage.
- Labor disputes could disrupt our ability to serve our customers and/or lead to higher labor costs.
- The imposition of tariffs, sanctions, restrictions on imports or other trade barriers between the United States and various countries may impact our revenue and results of operations.

Risks Related to Our Products and Manufacturing

- We must obtain Underwriters Laboratories and other related certifications for our future generations of our products.
- Compared to traditional Li-ion energy storage technologies, our cells and modules have less power density and round trip efficiency and may be considered inferior to competitors' products.
- We have limited manufacturing experience and could experience difficulty producing commercial volumes of the battery storage system, establishing manufacturing capacity to scale and in meeting potential cost savings and efficiencies from anticipated improvements to our manufacturing capabilities.
- We may experience delays, disruptions, or quality control problems in our manufacturing operations.
- We may not have sufficient insurance coverage to cover business continuity.
- Defects or performance problems in our products could result in loss of customers, reputational damage, and decreased revenue, facing warranty, indemnity, and product liability claims that may arise from defective products.
- We are heavily dependent on third-party suppliers and contractors. Supply chain issues could adversely affect our operations and financial results.
- If we elect to expand our production capacity by constructing additional manufacturing facilities, we may encounter challenges relating to the construction, management and operation of such facilities.
- We could incur substantial costs as a result of violations of, or liabilities under, environmental laws.
- Increased scrutiny from stakeholders and regulators regarding ESG practices and disclosures, including those related to sustainability and related disclosures could result in additional costs and risks.

Risks Related to Our Future Growth

- If we fail to manage our recent and future growth effectively, we may be unable to execute our business plan, maintain high levels of customer service, or adequately address competitive challenges.

- Our growth prospects depend on our ability to capitalize on market opportunities.
- If we fail to meet the covenants in either the DOE Loan Facility or the Credit Agreement, we may be subject to default under the credit facilities, which could have a material adverse effect on our business.
- The Company may need to seek alternative sources of capital, or risk its ability to continue operations, in the event it fails to meet a funding condition under the terms of the DOE Loan Facility or in the event that the government enacts laws and governmental regulations that could affect the availability of funding under the DOE Loan Facility.
- A substantial number of shares of the Company's common stock that are issuable upon the exercise or conversion of securities issued or issuable under the Credit Agreement and the SPA are subject to a contractual lockup.
- Our planned expansion into new geographic markets or new product lines or services could subject us to additional business, financial, and competitive risks.
- Our results of operations may fluctuate from quarter to quarter, which could make our future performance difficult to predict and could cause our results of operations for a particular period to fall below expectations, resulting in a decline in the price of our common stock.

Risks Related to Our United States Operations

- Some of our customers receive federal, state and local government incentives for renewable energy solutions. The reduction, elimination or expiration of government subsidies and economic incentives related to renewable energy solutions could reduce demand for our technologies and harm our business.
- We have operations in the United States, which exposes us to multiple federal, state and local regulations.
- Changes in applicable law, regulations or requirements, or our material failure to comply with any of them, can increase our costs and have other negative impacts on our business.
- We are subject to complex and evolving laws, regulations, rules, standards and contractual obligations regarding data privacy and cybersecurity, which could increase the cost of doing business, compliance risks and potential liability.
- We could be adversely affected by any violations of the FCPA, the U.K. Bribery Act, and other foreign anti-bribery laws, as well as violations against export controls and economic embargo regulations.

Risks Related to Intellectual Property

- If we fail to protect, or incur significant costs in defending, our intellectual property and other proprietary rights, then our business and results of operations could be materially harmed.
- Third parties may assert that we are infringing, misappropriating or otherwise violating their intellectual property rights, which could divert management's attention, cause us to incur significant costs, and prevent us from selling or using the technology to which such rights relate.

Risk Related to Our Securities

- Under the terms of the Credit Agreement, the SPA and the securities issued thereunder, current stockholders may be subject to significant dilution, and the voting power of the currently outstanding common stock could be significantly diluted.
- We currently have a significant number of outstanding securities outstanding that are exercisable for or convertible into our common stock, which could result in significant additional dilution and downward pressure on our stock price. Future issuances of our common stock, including common stock that may be issuable pursuant to outstanding warrants or other convertible securities, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.
- Provisions in our third amended and restated certificate of incorporation of the Company (the "Charter") and Delaware law may have the effect of discouraging lawsuits against our directors and officers.
- Provisions in our Charter may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our common stock and could entrench management.
- Our stock price may be volatile and may decline regardless of our operating performance.
- Future resales of our common stock may cause the market price of our securities to drop significantly, even if our business is doing well.
- We do not intend to pay dividends on our common stock in the foreseeable future and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.
- We are a "smaller reporting company" and, because we have opted to use the reduced reporting requirements available to us, certain investors may find investing in our securities less attractive.

Risk Factors

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition, or operating results could be harmed by any of these risks, as well as other risks not known to us or that we consider immaterial as of the date of this Form 10-K. The trading price of our securities could decline due to any of these risks, and, as a result, you may lose all or part of your investment.

Risks Related to Our Business and Industry

We have a history of losses that casts substantial doubt as to our ability to continue as a going concern. We must deliver on our potential for significant business growth and improved manufacturing processes to achieve sustained, long-term profitability and long-term commercial success.

We have had net losses and negative operating cash flows each fiscal quarter since inception of our business. For the years ended December 31, 2024 and 2023, we had $685.9 million and $229.5 million in net losses, respectively. We expect to continue to incur losses and experience negative operating cash flows for the foreseeable future, as we anticipate continued investment in the development and launch of product with outside capital at the expense of short-term profitability. For the fiscal year ended December 31, 2024, the Company concluded that there was substantial doubt about its ability to continue to operate as a going concern for the 12 months following the issuance of these Consolidated Financial Statements.

Although our available capital has increased substantially since our Merger through the issuance of convertible notes and other financing, we continue to have limited resources relative to certain of our competitors, especially certain Li-ion manufacturers that have a longer history, are part of large multinational corporations and are already operating at a profit. To achieve profitability as well as long-term commercial success, we must continue to execute our plan to expand our business, which will require us to deliver on our existing global sales pipeline in a timely manner, increase our production capacity, improve our cost profile, grow demand for our products, and seize new market opportunities by leveraging our proprietary technology and its manufacturing processes for novel solutions. Failure to do one or more of these things could prevent us from achieving sustained, long-term commercial success.

As a growth company in the early commercialization stage of its lifecycle, Eos is subject to inherent risks and uncertainties associated with the development of an enterprise. Our revenues may not grow as expected for a number of reasons, many of which are outside of our control, including a decline in global demand for battery storage products, increased competition, or our failure to continue to capitalize on growth opportunities. In addition, although we have achieved sales of our products to potential customers, it is not clear to what extent, if any, the products will be profitable and when. The costs of goods associated with production of our battery storage system are significant. While we are working to optimize our supply chain, improve the speed and efficiency of our manufacturing processes, and lower the cost of other input costs such as raw material and conversion costs, there can be no assurance that we will be successful in these efforts. If we are not able to sustain revenue growth, reduce cost and continue to raise the capital necessary to support operations, our failure to achieve or maintain profitability could negatively impact the value of our common stock. Even if we do achieve profitability when expected, we may be unable to sustain or increase our profitability in the future.

In order to execute our development strategy, we have historically relied on outside capital through the issuance of equity, debt, and borrowings under financing arrangements (collectively "outside capital") to fund our cost structure and expect to continue to rely on outside capital for the foreseeable future. While we believe we will eventually reach a scale of profitability to sustain our operations, there can be no assurance we will be able to achieve such profitability or do so in a manner that does not require our continued reliance on outside capital. Moreover, while we have historically been successful in raising outside capital, there can be no assurance we will be able to continue to obtain outside capital in the future or do so on terms that are acceptable to us.

The relatively recent commercialization of our products makes it difficult to evaluate our future prospects.

Since our inception, we have sold a limited quantity of Eos Znyth™ DC battery systems to our customers. We began commercializing our products in mid-2018, and while our research and development activities successfully established the efficiency of our chemistry, we struggled to incorporate our proven technologies into an effective manufacturing design prior to 2018.

We continue to invest in the design and development of the next generation product, the Z3™ battery which builds off the same electrochemistry that has not fundamentally changed for the better part of a decade. The Z3 battery is designed to reduce cost and weight and improve manufacturability and system performance. The Eos Z3 transition is fully underway, and the first semi-automated battery manufacturing line is installed and has started commercial production. The Company started delivery of its Z3 battery modules in the third quarter of 2023.

Our success will depend on our ability to manufacture products at scale and low cost while timely meeting customers' demands and overcome any negative perception in the market related to our historical manufacturing challenges, and we may not be able to generate sufficient customer confidence in our latest designs and ongoing product improvements and lower the cost due to economies of scale. Our inability to predict the extent of customer adoption of our proprietary technologies in the already-established traditional energy storage market makes it difficult to evaluate our profitability and future prospects.

Failure to deliver the benefits offered by our technologies, or the emergence of improvements to competing technologies, could reduce demand for our products and harm our business.

We believe that, compared to Li-ion batteries, our energy storage solutions offer significant benefits, including the use of widely-available and low-cost materials with no rare earth or toxic components, recyclability at end-of-life, an over twenty (20) year product life requiring minimal maintenance, and a wide thermal operating range that eliminates the need for fire suppression and HVAC, which would otherwise be required for use with Li-ion batteries.

The rates at which electricity is available from a customer's local electric utility company is subject to change and any changes in such rates may affect the relative benefits of our energy storage systems. Further, if our manufacturing costs do not decrease to the extent we intend, or if our expectations regarding the operation, performance, maintenance and disposal of our products are not realized, we could have difficulty marketing our products as a superior alternative to already-established technologies and impact the market reputation and adaptability of our products. Developments of existing and new technologies could improve their cost and usability profile, reducing any relative benefits currently offered by our products which would negatively impact the likelihood of our products gaining market acceptance.

A decline in lithium prices may result in increased competition from traditional lithium-ion ("Li-ion") batteries and adversely affect the demand for our products.

Currently, global lithium available supply exceeds demand. Decreases in the price of lithium, a key component of traditional Li-ion batteries, may increase the competitiveness of the traditional Li-ion batteries relative to the zinc-based energy storage solutions we provide. Mineral prices fluctuate widely and are affected by numerous factors beyond our control such as global and regional supply and demand, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, and the political and economic conditions of mineral-producing countries throughout the world. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a decrease in lithium prices, which may adversely affect our business and results of operations.

As we endeavor to expand our business, we will incur significant costs and expenses, which could outpace our cash reserves. Unfavorable conditions or disruptions in the capital and credit markets may adversely impact business conditions and the availability of credit.

We expect to incur additional costs and expenses in the future related to the continued development and expansion of our business, including in connection with expanding our manufacturing capabilities to significantly increase production capacity, developing our products, maintaining and enhancing our research and development operations, expanding our sales, marketing, and business development activities in the United States and internationally, and growing our project management, field services and overall operational capabilities for delivering projects. We do not know whether we will be able to reduce our manufacturing cost and grow our revenue rapidly enough to absorb these costs or the extent of these expenses or their impact on our results of operations.

Disruptions in the global capital and credit markets as a result of an economic downturn, economic uncertainty, changing or increased regulation, or failures of significant financial institutions could adversely affect our customers' ability to access capital and could adversely affect our access to liquidity needed for business in the future. Our business could be hurt if we are unable to obtain additional capital as required, resulting in a decrease in our revenues and profitability.

Our success depends on the continuing contributions of our key personnel, and the loss of services of any principal member of our management team could adversely affect our business.

We rely heavily on the services of our key executive officers. We are investing significant resources in developing new members of management as we complete our restructuring and strategic transformation, and the loss of services of any principal member of our management team could adversely affect our business. The competition for qualified personnel is intense in our industry, and we may not be successful in attracting and retaining enough qualified personnel to support our anticipated growth. We also cannot guarantee that any employee will remain employed with us for any definite period since all of our employees, including our key executive officers, serve at-will and may terminate their employment at any time for any reason.

The Company's Compensation Committee of the Board of Directors is committed to working with the management to design compensation plans that attract, retain and motivate the Company's executives and support business objectives that create shareholder value. In addition, the Board of Directors has implemented procedures to plan for the effective succession of senior management and key personnel. However, we still depend on the experience of our senior management team, including our chief executive officer, chief financial officer and chief accounting officer, and other key personnel, each of whom would be difficult to replace in the event of an unforeseen departure from the Company. Despite successfully managing recent turnover, the loss of any such personnel could have a material adverse effect on our business and our ability to implement our business strategy. All of our employees, including our senior management, are free to terminate their employment relationships with us at any time. We do not maintain key-person insurance for any of our employees, including senior management. In addition, changes and replacement, as well as transition in senior executive leadership could adversely affect our relationships with clients, customers, and employees. We must successfully integrate new key personnel whom we hire within our organization in order to achieve our operating objectives.

Additionally, our ability to attract qualified personnel, including senior management and key technical personnel, is critical to the execution of our growth strategy. Competition for qualified senior management personnel and highly skilled individuals with technical expertise is extremely intense. We face and are likely to continue to face challenges identifying, hiring, and retaining qualified personnel in all areas of our business. In addition, integrating new employees into our team could prove disruptive to our operations, require substantial resources and management attention, and ultimately prove unsuccessful. Our failure to attract and retain qualified senior management and other key technical personnel could limit or delay our strategic efforts, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

The failure or breach of our network or IT systems, including as a result of a cybersecurity breach, could affect our sales and operations.

From time to time, we may face attempts by others to gain unauthorized access to our network or IT systems through various forms of the Internet or try to introduce malicious software to our network or IT systems, including our BMS. We or our products may be a target of computer hackers, organizations or malicious attackers who attempt to:

- gain access to our systems, network or data centers or those of our customers;

- steal proprietary information related to our business, products, employees, and customers; or
- interrupt our infrastructure or those of our customers.

To date, no attempts have resulted in any material adverse impact to our business or operations; however, there can be no guarantee that such intrusions will not be material in the future. While we seek to detect and investigate all unauthorized attempts and attacks against our network and products, and to prevent their recurrence where practicable through changes to our internal processes and tools and/or changes to our products, we remain potentially vulnerable to additional known or unknown threats, such as, among other things, malware and computer virus attacks, ransomware attacks, social engineering attacks (including phishing attacks) or denial-of-service attacks. In addition to intentional third-party cybersecurity breaches, the integrity and confidentiality of Company and customer data may be compromised as a result of human error, fraud or malice on the part of our employees or third parties, product defects, software bugs, server malfunctions, software or hardware failure or other technological failures. Such threats are evolving, may be difficult for long periods of time, and may see their frequency increased and effectiveness enhanced by the use of artificial intelligence. Further, these risks may be heightened in connection with ongoing global conflicts such as the military conflict between Russia and Ukraine and the military conflict between Israel and Hamas. Cybersecurity breaches, whether successful or unsuccessful, and other IT system interruptions, including those resulting from human error and technological failures, could result in us incurring significant costs related to, for example, rebuilding internal systems, reduced inventory value, providing modifications to our products and services, defending against litigation, responding to regulatory inquiries or actions, paying damages, or taking other remedial steps with respect to third parties.

Our IT infrastructure is currently managed by a third party Managed Services Provider ("MSP"). While we regularly review the cybersecurity tools and other security protection provided by this MSP, and this MSP regularly runs intrusion and other security tests on services provided to us, there can be no guarantee that a failure or breach of such systems will not occur. While we generally perform cybersecurity diligence on our other key service providers, we do not control our service providers and our ability to monitor their cybersecurity is limited. Some of our service providers may store or have access to our data and may not have effective controls, processes, or practices to protect our information from loss, unauthorized disclosure, unauthorized use or misappropriation or cybersecurity breaches. A vulnerability in our service providers' software or systems, a failure of our service providers' safeguards, policies or procedures, or a cybersecurity breach affecting any of these third parties could harm our business.

We operate a few IT systems throughout our business that could fail for a variety of reasons, including the threats of unauthorized intrusions and attackers. If such failures were to occur, we may not be able to sufficiently recover to avoid the loss of data or any adverse impact on our operations that are dependent on such IT systems. This could result in lost sales as we may not be able to meet the demands for our product.

Furthermore, because our IT systems are essential for the exchange of information both internally and in communicating with third parties, including our suppliers and manufacturers, cybersecurity breaches could potentially lead to the unauthorized release of sensitive, confidential or personal data or information, improper use of our systems, or, unauthorized access, use, disclosure, modification or destruction of information or defective products. If these cybersecurity breaches continue, our operations and ability to communicate both internally and with third parties may be negatively impacted. Additionally, if we try to remediate our cybersecurity problems, we could face significant unplanned costs or capital investments and any damage or interruption could have a material adverse effect on our reputation, business, financial condition, and results of operations. Additionally, we cannot be certain that our insurance coverage will be adequate for data security liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that our insurer will not deny coverage as to any future claim.

Internal system or service failures, or failures in the systems or services of third parties on which we rely, could disrupt our business and impair our ability to effectively provide our services and products to our customers, which could damage our reputation and adversely affect our business.

Any system or service disruptions, including to our IT systems managed by a MSP, if not anticipated and appropriately mitigated, could materially and adversely affect our business. We, and the service providers on which we rely, are also subject to systems failures, including network, software or hardware failures, whether caused by us, third-party service providers, cybersecurity threats, malicious insiders, natural disasters, power shortages, terrorist attacks, pandemics or other events, which could cause loss of data and interruptions or delays in our business, cause us to incur remediation costs, subject us to claims and damage our reputation. In addition, the failure or disruption of our communications, or those of our service providers, could cause us to interrupt or suspend our operations or otherwise adversely affect our business. Our property and business interruption insurance may be inadequate to compensate us for all losses resulting from any system or operational failure or disruption.

The nature of our business exposes us to potential legal proceedings or claims that could adversely affect our operating results. These claims could conceivably exceed the level of our liability insurance coverage.

We are a party to lawsuits in the normal course of our business. Litigation can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. Responding to lawsuits brought against us, or legal actions that we may initiate, can be expensive and time-consuming. Unfavorable outcomes from these claims and/or lawsuits could adversely affect our business, results of operations, or financial condition and cash flows, and we could incur substantial monetary liability and/or be required to change our business practices. See Part I, Item 3, "Legal Proceedings."

Our business may expose us to claims for personal injury, death or property damage resulting from the use of our products or from employee related matters. Additionally, we could be subject to potential litigation associated with compliance with various laws and governmental regulations at the federal, state or local levels, such as those relating to the protection of persons with disabilities, employment, health, safety, security and other regulations under which we operate.

We carry comprehensive insurance, subject to deductibles, at levels we believe are sufficient to cover existing and future claims made during the respective policy periods. However, we may be exposed to multiple claims, and, as a result, could incur significant out-of-pocket costs before reaching the deductible amount, which could adversely affect our financial condition and results of operations. In addition, the cost of such insurance policies may increase significantly upon renewal of those policies as a result of general rate increases for the type of insurance we carry as well as our historical experience and experience in our industry. Although we have not experienced any material losses that were not covered by insurance, our existing or future claims may exceed the coverage level of our insurance, and such insurance may not continue to be available on economically reasonable terms, or at all. If we are required to pay significantly higher premiums for insurance, are not able to maintain insurance coverage at affordable rates or must pay amounts in excess of claims covered by our insurance, then we could experience higher costs that could adversely affect our financial condition and results of operations.

Labor disputes could disrupt our ability to serve our customers and/or lead to higher labor costs.

As of December 31, 2024, we have 430 full-time employees.

Approximately 160 production and maintenance employees at our facilities in Turtle Creek and East Pittsburgh, Pennsylvania are represented by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union, AFL-CIO/CLC ("USW").

We entered our first collective bargaining agreement ("CBA") with USW applicable to the USW-represented employees on February 14, 2025, and the agreement was ratified and became effective on February 19, 2025 and expires on April 30, 2028. The CBA retains a probationary period and existing entry-level wage rates for new employees, provides seniority-based wage progression for entry-level positions and includes general wage increases for other positions. No wage increases become effective until May 1, 2026. The CBA allows for employee participation in existing and future Company benefits, including 401(k) and health and welfare benefits, as offered to our other non-represented employees. The wage and benefit costs agreed in the CBA do not materially increase our previously planned budgetary expenditures at our facilities.

The CBA also allows for substantial operational flexibility with broad management rights, subcontracting rights, flexible shift and overtime scheduling, and work rules to preserve reliability and performance of the production facilities. Finally, the CBA contains other common agreement provisions, including non-discrimination, no-strike/no-lockout, union security, safety, discipline, and grievance and arbitration procedures.

We maintain a positive and collaborative relationship with the USW, which led to relatively quick agreement on CBA terms. Management considers union relations to be good and the USW as a valuable partner for workforce training and management.

The imposition of tariffs, sanctions, restrictions on imports or other trade barriers between the United States and various countries may impact our revenue and results of operations.

The current political landscape has introduced significant uncertainty with respect to future trade regulations and existing international trade agreements. The new, substantial tariff increases on imports to the United States from Canada, Mexico and China announced on February 1, 2025, or other tariffs should they be implemented and sustained for an extended period of time, could have a significant adverse effect, including financial, on the overall energy storage solutions industry, us, and our supply chain. Further, retaliatory tariffs imposed by other governments would exacerbate the impact.

The Company sources approximately 15% of parts, products or materials from Canada and Mexico. As long as such tariffs are in effect, we expect that the costs of such parts, products and materials would increase. It is difficult to predict what further trade-related actions governments may take, which may include additional or increased tariffs and trade restrictions, and we may be unable to quickly and effectively react to such actions, which could result in supply shortages and increased costs.

We cannot predict whether, and to what extent, there may be changes to international trade agreements or whether quotas, duties, tariffs, exchange controls or other restrictions on our products will be changed or imposed. If we are unable to source our products from the countries where we wish to purchase them, either because of regulatory changes or for any other reason, or if the cost of doing so increases, it could have a material adverse effect on our business, financial condition and results of operations. Furthermore, imposition of tariffs may result in local sourcing initiatives, or other developments that make it more difficult to sell our products in foreign countries, which would negatively impact our business and operating results.

Risks Related to Our Products and Manufacturing

We must obtain Underwriters Laboratories ("UL") and other related certifications for our future generations of product.

Our existing generation of battery systems has received Underwriters Laboratories ("UL") 1973 certification and has been tested for UL 9540A. Based on these North American certifications, we also intend to expand our current generation of battery systems product certification to other national standards such as European Conformity ("CE") marking in the European Union and the international certification of the International Electrotechnical Commission ("IEC"). We also intend to obtain the UL certification and all applicable safety standards for our future products. Failure to obtain UL, IEC or CE certification would have a significant impact on our revenues, as such certifications are required by most of our customers. As Battery Storage is a relatively new market segment, additional rules will be introduced and regulation changes will occur. We must continue to adapt and ensure conformity to new standards and regulations introduced in the market.

Compared to traditional Li-ion energy storage technologies, our cells and modules have less power density and round trip efficiency and may be considered inferior to competitors' products.

While the energy density of the Eos Z3™ battery enclosure product is significantly improved compared to the Eos Gen 2.3 enclosure product, and we believe that for certain installation sites the Eos Z3 systems may now equal Li-ion energy density per acre of land, traditional Li-ion cells and modules continue to offer higher power density and a lower self-discharge rate than Eos cells and modules. The differences in power density and energy efficiency become lower when comparing full size Li-ion systems to Eos Z3 systems due to the differences in auxiliary loads required by Li-ion systems and safety spacing between enclosures required by Li-ion, however, if customers were to place greater value on power density and efficient power delivery on a cell and module basis, then we could have difficulty positioning our batteries as a viable or compelling alternative to traditional Li-ion batteries and our business would suffer.

We have limited manufacturing experience and could experience difficulty in producing commercial volumes of the battery storage system, establishing manufacturing capacity to scale and in meeting potential cost savings and efficiencies from anticipated improvements to our manufacturing capabilities.

We have limited experience in commercial manufacturing of the battery storage system. On August 21, 2019, we entered into a joint venture agreement with Holtec and formed Hi-Power, which was owned 51% by Holtec and 49% by us. We acquired the 51% equity interest owned by Holtec in April 2021. Because we have limited prior commercial manufacturing experience, we may incur manufacturing inefficiencies, delays or interruptions. Our current manufacturing and testing processes do not require significant technological or production process expertise. However, any change in our processes could cause one or more production errors, requiring a temporary suspension or delay in our production line until the errors can be researched, identified, and properly addressed and rectified. This may occur particularly as we introduce new products, modify our engineering and production techniques, and/or expand our capacity. In addition, our failure to maintain appropriate quality assurance processes could result in increased product failures, loss of customers, increased warranty reserve, decreased production, and logistical costs and delays. Any of these developments could have a material adverse effect on our business, financial condition, and results of operations.

To date, we have only manufactured batteries in limited quantities for commercial customers. The output achieved to date is a fraction of what the Company expects will be necessary for full commercialization and to meet the demand we see in the market for our product. The manufacturing process for commercial scale is being refined and improved. There are risks associated with scaling up manufacturing to commercial volumes including, among others, technical or other problems with process scale-up, process reproducibility, stability issues, quality consistency, timely availability of raw materials and cost overruns. There is no assurance that we will be successful in establishing a larger-scale commercial manufacturing process that achieves our objectives for manufacturing capacity and cost per battery, in a timely manner or at all. If we are unable to produce sufficient quantities of product for commercialization on a timely basis and in a cost-effective manner, the Company's commercialization efforts would be impaired which could materially affect our business, financial condition, results of operations and growth prospects.

We may experience delays, disruptions, or quality control problems in our manufacturing operations.

Our operations require significant amounts of certain components and raw materials. We deploy a continuous, company wide process to source the components and raw materials from a few suppliers. If we are unable to source these components or raw materials, our operations may be disrupted, or we could experience a delay or halt in certain of our manufacturing operations. We believe that our supply management and production practices are based on an appropriate balancing of the foreseeable risks and the costs of alternative practices. Nonetheless, reduced availability or interruption in supplies, whether resulting from more stringent regulatory requirements, supplier financial condition, increases in duties and tariff costs, disruptions in transportation, an outbreak of a severe public health pandemic, severe weather, the occurrence or threat of wars, and other geopolitical conflict could have an adverse effect on our financial condition, results of operations and cash flows.

Some of our customers may experience project delays as a result of delays in site selection and preparation, procedures of obtaining necessary permissions and establishing grid connections. These delays have impacted, and may, from time to time, continue to impact the timing of our product deliveries and our results of operations.

We may not have sufficient insurance coverage to cover business continuity.

We rely on a single manufacturing site in Turtle Creek, Pennsylvania to manufacture the products to our customers. As a result, a sustained or repeated interruption in the manufacturing of our products due to labor shortage, fire, flood, war, pandemic, or natural disasters may interfere with our ability to manufacture our products and fulfill customers' demands in a timely manner. Failure to manufacture our products and meet customer demands would impair our ability to generate revenues which would adversely affect our financial results.

Defects or performance problems in our products could result in loss of customers, reputational damage, and decreased revenue, facing warranty, indemnity, and product liability claims that may arise from defective products.

Since our inception, our business objectives have been focused on producing a safe, low-cost grid-scale energy storage solution to meet the increasing demand for and adoption of renewable energy generation assets. Our Z3 battery design has, after years of research and prototype development, resulted in robust control of cell-to-cell spacing using a method which can easily be scaled for mass manufacturing production.

Although our products meet our stringent quality requirements, they may contain undetected errors or defects, especially when first introduced or when new generations of products are released. Errors, defects, or poor performance can arise due to design flaws, defects in raw materials or components or manufacturing difficulties, which can affect the quality of our products. In addition, our BMS software may contain errors, bugs, vulnerabilities (including to cyber attacks), design defects or technical limitations. Some errors, bugs or vulnerabilities inherently may be difficult to detect. Any actual or perceived errors, bugs, vulnerabilities, defects, or poor performance in our products could result in the replacement or recall of our products, shipment delays, rejection of our products, damage to our reputation, legal claims, lost revenue, diversion of our engineering personnel from our product development efforts, and increases in customer service and support costs, all of which could have a material adverse effect on our business, financial condition, and results of operations.

Furthermore, defective components may give rise to warranty, indemnity, or product liability claims against us that exceed any revenue or profit we receive from the affected products. Generally, our product comes with an initial two (2) year manufacturing warranty. We also offer customers an extended performance warranty of up to twenty (20) years at an additional cost to the customer. The price charged for any such extended warranty is based on the use case of the customer and the additional performance that such customer desires. For extended warranties, this may require system augmentation or battery replacements, which would be provided at no additional charge beyond the price of the extended warranty paid by such customer.

While we accrued reserves for warranty claims, our estimated warranty costs for previously sold products may change to the extent future products are not compatible with earlier generation products under warranty. Our warranty accruals are based on various assumptions, which are based on a short operating history. As a result, these assumptions could prove to be materially different from the actual performance of our systems, causing us to incur substantial unanticipated expense to repair or replace defective products in the future or to compensate customers for defective products. Our failure to accurately predict future claims could result in unexpected volatility in, and have a material adverse effect on, our financial condition.

If one of our products were to cause injury to someone or cause property damage, due to a result of product malfunctions, defects, or improper installation, we could be exposed to product liability claims. We could incur significant costs and liabilities if we are sued and if damages are awarded against us. Further, any product liability claim we face could be expensive to defend and could divert management's attention. The successful assertion of a product liability claim against us could result in potentially significant monetary damages, penalties or fines, subject us to adverse publicity, damage our reputation and competitive position, and adversely affect sales of our products. In addition, product liability claims, injuries, defects, or other problems experienced by other companies in the battery industry could lead to unfavorable market conditions for the industry as a whole and may have an adverse effect on our ability to attract new customers, thus harming our growth and financial performance.

We are heavily dependent on third-party suppliers and contractors. Supply chain issues could adversely affect our operations and financial results.

We are heavily dependent on third-party suppliers and contractors and their ability to deliver sufficient quantities of key components, products and services at reasonable prices and in time for us to meet schedules for the delivery of our products and services. In addition, our operations depend on our ability to anticipate and our suppliers' ability to fulfill, our needs for sufficient quantities of key components and products. Given the diverse distribution of our suppliers and contract manufacturers, and the long lead times required to manufacture, assemble and deliver our products, problems could arise in production, planning and inventory management, and regulatory compliance that could seriously harm our business. Suppliers may face global supply chain challenges, such as transportation delays or reduced access to raw materials, and our business could be negatively impacted if suppliers are forced to reduce their normal operations.

If we elect to expand our production capacity by constructing one or more new manufacturing facilities, we may encounter challenges relating to the construction, management and operation of such facilities.

We currently operate our manufacturing facility located in Pennsylvania. We may, however, seek to construct one or more manufacturing facilities designed to meet our product supply needs in the future. Although we currently believe that we can expand our Turtle Creek facility to a 2 gigawatt-hour ("GWh") manufacturing facility, we cannot provide any assurances that we would be able to successfully establish or operate a new manufacturing facility in a timely or profitable manner, or at all, or within any budget that might be forecasted for such a project. In addition, in order to access Tranche 3 and Tranche 4 under the DOE Loan Agreement, the Company would be required to open a new manufacturing facility satisfactory to the DOE to complete Lines 3 and 4 (as defined in the DOE Loan Agreement). The construction of any such facility would require significant capital expenditures and result in significantly increased fixed costs. If we are unable to transition manufacturing operations to any such new facilities in a cost-efficient and timely manner, then we may experience disruptions in operations, which could negatively impact our business and financial results. Further, if the demand for our products decreases or if we do not produce the expected output after any such new facility is operational, we may not be able to spread a significant amount of our fixed costs over the production volume, thereby increasing our product unit fixed cost, which would have a negative impact on our financial condition and results of operations.

Our ability to expand our manufacturing capacity would also greatly depend on our ability to hire, train and retain an adequate number of manufacturing employees, in particular employees with the appropriate level of knowledge, background and skills. Should we be unable to hire such employees, our business and financial results could be negatively impacted.

We could incur substantial costs as a result of violations of, or liabilities under, environmental laws.

Our properties, operations and the products we manufacture are subject to a number of environmental, health and safety laws and regulations in each of the jurisdictions in which we operate. These laws and regulations govern, among other things, air emissions, water discharges, handling and disposal of solid and hazardous substances and wastes, soil and groundwater contamination, employee health and safety and the content of products. Under certain of these laws and regulations, we may be subject to joint and several liability for environmental investigations and remediation, including sites at which waste we generated was disposed, even if the contamination was not caused by us or was lawful at the time it occurred. Our failure to comply with these environmental, health and safety laws and regulations, including failing to obtain any necessary permits, could cause us to incur substantial civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing our operations or requiring us to conduct or fund remedial or corrective measures, install pollution control equipment or perform other actions. The future identification of presently unidentified environmental conditions, more vigorous enforcement by regulatory agencies, enactment of more stringent laws, regulations or permit requirements, including relating to climate change, or other unanticipated events may arise in the future and give rise to environmental liabilities, which could adversely affect our business, financial condition and results of operations.

Increased scrutiny from stakeholders and regulators regarding environmental, social and governance ("ESG") practices and disclosures, including those related to climate change and sustainability, as well as recent U.S. based anti-ESG efforts, could result in additional costs and risks.

Companies across many industries are facing increasing scrutiny relating to their environmental, social and governance practices and disclosures. Our failure to satisfy evolving stakeholder expectations for ESG practices and reporting may potentially harm our reputation and impact employee retention, customer relationships and access to capital and financial markets. We have established goals related to ESG matters. These goals reflect our current plans and aspirations and are not guarantees that we will be able to achieve them. Our efforts to accomplish and accurately report on these goals and objectives present numerous operational, reputational, financial, legal and other risks, any of which could have a material negative impact, including on our reputation and the market price of our common stock.

Further, certain institutional investors, investor advocacy groups, investment funds, creditors, influential financial markets participants and other stakeholders have become increasingly focused on companies' ESG issues in evaluating their investments and business relationships. Certain organizations also provide ESG ratings, scores and benchmarking studies that assess companies' ESG practices. Although there are no universally accepted standards for such ratings, scores or benchmarking studies, they are used by some investors to inform their investment and voting decisions. It is possible that our future shareholders or organizations that report on, rate or score ESG practices will not be satisfied with our ESG performance. At the same time, some stakeholders and regulators have increasingly expressed or pursued opposing views, legislation, and investment expectations with respect to ESG, including the enactment or proposal of "anti-ESG" legislation or policies. Unfavorable press about or ratings or assessments of our ESG practices, regardless of whether or not we comply with applicable legal requirements, may lead to negative investor sentiment toward us, which could have a negative impact on our share price and our access to and cost of capital.

In addition, the adoption of new ESG-related regulations, or changes to existing ESG-related regulations, applicable to our business, or pressure from key stakeholders to comply with additional voluntary ESG-related initiatives or frameworks, could require us to make substantial investments in ESG matters, which could impact the results of our operations. Decisions or related investments in this regard could affect consumer perceptions as to our brand. We could also fail, or be perceived to fail, in our achievement of any announced ESG initiatives, goals or objectives, or we could be criticized for the scope of such initiatives, goals or objectives. If we fail to satisfy the expectations of investors and other key stakeholders or our initiatives, goals or objectives are not executed as planned, our reputation, financial results and market price of our common stock and access to and cost of capital could be materially and adversely affected.

Risks Related to Our Future Growth

If we fail to manage our recent and future growth effectively, we may be unable to execute our business plan, maintain high levels of customer service, or adequately address competitive challenges.

We have experienced significant growth in recent periods and intend to continue to expand our business significantly within existing and new markets. This growth has placed, and any future growth may place, a significant strain on our management, operational, and financial infrastructure. We will be required to expand, train, and manage our growing employee base and scale and otherwise improve our information technology ("IT") infrastructure in tandem with that headcount growth. Our management will also be required to maintain and expand our relationships with customers, suppliers, and other third parties and attract new customers and suppliers, as well as manage multiple geographic locations.

Our current and planned operations, personnel, customer support, IT, information systems, and other systems and procedures might be inadequate to support future growth and may require us to make additional unanticipated investments in its infrastructure. Our success and ability to further scale our business will depend, in part, on our ability to manage these changes in a cost-effective and efficient manner. If we cannot manage our growth, we may be unable to take advantage of market opportunities, execute our business strategies, or respond to competitive pressures. This could also result in declines in quality or customer satisfaction, increased costs, difficulties in introducing new offerings, or other operational difficulties. Any failure to effectively manage growth could adversely impact our business and reputation.

Our growth prospects depend on our ability to capitalize on market opportunities.

We believe that several market opportunities could help fuel our growth prospects, including the following:

- the pervasiveness of electric grid congestion, creating an opportunity to deploy batteries to reduce the peak energy usage of a customer in specific locations where infrastructure constraints create a need for transmission and/or distribution upgrades;
- the demand for co-location of battery assets on solar or wind farms to store off-peak intermittent renewable energy production and provide on-peak energy at the higher price of alternative energy;
- C&I end users' adoption of alternative energy generation technologies to supplement or replace on-the-grid energy usage; and
- carbon reduction targets and lower prices from renewables may be forcing earlier retirement of conventional energy sources and drive demand for energy storage.

If these expected market opportunities do not materialize, or if we fail to capitalize on them, then we may not be able to meet our growth projections.

If we fail to meet the covenants in either the DOE Loan Facility or the Credit Agreement, we may be subject to default under the credit facilities, which could have a material adverse effect on our business.

The DOE Loan Facility and Credit Agreement contain various affirmative and negative covenants applicable to the Company including, among others, as defined in the Credit Agreement (i) meeting certain Minimum Consolidated EBITDA, Minimum Consolidated Revenue, and Minimum Liquidity (the cash in accounts controlled by the collateral agent) measured quarterly, (ii) reporting and information covenants including the delivery of annual, quarterly and monthly financial statements, daily cash reports, annual financial plans and forecasts with weekly progress reports and updates, (iii) monthly meetings with the lenders and the engagement of advisors and consultants requested by the lenders, and (iv) restrictions on business and activities including debt incurrence, asset dispositions, distributions, investments, and modifications to or terminations of various material contracts. The DOE Loan Facility and the Credit Agreement are subject to certain events of default which can be triggered by, among other things, (i) breach of payment obligations and other obligations and representations in the DOE Loan Facility, Credit Agreement or related documents, (ii) default under other debt facilities with a principal above a predetermined amount, (iii) failure to perform or comply with certain covenants in the DOE Loan facility and the Credit Agreement, (iv) entry into a decree or order for relief in respect of the Company or any of its subsidiaries in an involuntary case under the Bankruptcy Code of the United States or under any other debtor relief law, (v) any money judgment, writ or warrant of attachment or similar process involving in the aggregate at any time an amount in excess of $2.5 million, (vi) any order, judgement or decree entered against the Company or the any of its subsidiaries decreeing the dissolution or split up of such entity, (vii) the failure of the common stock to be listed on an internationally recognized stock exchange in the United States and (viii) a change of control.

On November 26, 2024, the Company entered into the Credit Agreement Amendment, pursuant to which among other things, the applicability of the Consolidated Revenue and EBITDA financial covenants were deferred until December 31, 2025 and certain provisions were modified to conform with comparable provisions in the DOE Loan Facility and with the terms of the Intercreditor Agreement. In the event the Company is unable to comply with all financial covenants when required under the Credit Agreement or the DOE Loan Facility, and the Company is unable to secure another waiver or amendment to the Credit Agreement or the DOE Loan Facility, the lenders may, at their discretion, exercise any and all of their existing rights and remedies, which may include, among other things, asserting their rights in the Company's assets securing the loan, and the lender under the DOE Loan Facility may no longer be required to continue funding. There can be no assurance that the Company will be able to secure funding under the DOE Loan Facility or outside sources of capital in the event it fails to meet a funding condition or comply with the various covenants applicable to the Company and its subsidiaries under the DOE Loan Facility or the Credit Agreement. Moreover, the Company's other lenders may exercise similar rights and remedies under the cross-default provisions of their respective borrowing arrangements with the Company. Any such default on the Credit Agreement or the DOE Loan Facility could have a material adverse effect on our business.

The Credit Agreement and the DOE Loan Facility are secured by a substantial portion of the assets of the Company and its subsidiaries, resulting in a lack of substantial remaining assets available for incurring additional indebtedness.

The Credit Agreement is guaranteed by certain subsidiaries of the Company and it is secured by perfected first priority security interests (subject to customary exceptions and permitted liens) over the assets of the Company and of its subsidiaries. In addition, the DOE Loan Facility is guaranteed by certain subsidiaries of the Company and is secured by a lien (subject to customary exceptions and permitted liens) on all real and personal property and all intellectual property collateral of the Company and its subsidiaries, including its Turtle Creek manufacturing site.

Because a substantial portion of the Company's assets secure the Credit Agreement and the DOE Loan Facility, we do not have substantial remaining assets available to secure other indebtedness. Accordingly, we may not be able to incur additional secured indebtedness in the future. In addition, the terms of each of the Credit Agreement and the DOE Loan Facility significantly limit our ability to incur additional debt, including secured debt. If we are unable in the future to incur additional indebtedness, including secured indebtedness, to finance our operations and projects, such limitation could have an adverse effect on our business plans, financial condition and results of operations.

The Company may need to seek alternative sources of capital, or risk its ability to continue operations, in the event it fails to meet a funding condition under the terms of the DOE Loan Facility or in the event that the government enacts laws and governmental regulations that could affect the availability of funding under the DOE Loan Facility.

Pursuant to the terms of the DOE Loan Facility, the lender is not required to provide funding under the DOE Loan Facility in the event that the Company does not meet the necessary funding conditions stipulated in the DOE Loan Facility. In the event the Company does not meet these funding conditions and the lender chooses not to continue funding, the Company would need to seek alternative sources of capital, which may not be available on favorable terms or at all. If the lender does not continue funding, and the Company's efforts to raise additional outside capital prove unsuccessful, management would be required to seek other strategic alternatives, which may include, among others, a significant curtailment in the Company's operations, a sale of certain of the Company's assets, a sale of the entire Company to strategic or financial investors and/or allowing the Company to become insolvent.

In addition, on January 20, 2025, President Trump issued an Executive Order titled "Unleashing American Energy," that, among other provisions, directed DOE to pause the disbursement of funds appropriated through the Inflation Reduction Act of 2022 or the Infrastructure Investment and Jobs Act and to review DOE's processes, policies, and programs for issuing grants, loans, contracts, or any other financial disbursements of such appropriated funds for consistency with the law and the policy outlined in the Executive Order. The Company is currently uncertain whether the required review under the Executive Order will impact the availability to receive funding under the DOE Loan Facility. There can be no assurance as to DOE's implementation of the Executive Order, the new Administration's views of the contemplated DOE review or its future policies, or the impact of those policies on the DOE Loan Facility and our existing and future projects, including our related contracts.

A substantial number of shares of the Company's common stock that are issuable upon the exercise or conversion of securities issued or issuable under the Credit Agreement and the SPA are subject to a contractual lockup.

Under the terms of the Credit Agreement and the SPA, the holders of our securities issued or issuable thereunder are subject to a contractual lockup that expires on June 21, 2025. Such securities represent a substantial portion of our outstanding shares of common stock and, subject to beneficial ownership limitations, have the potential to represent an even larger portion of our outstanding shares of common Stock, and we are obligated to register the resale of these shares of common stock by the holders.

Upon the effectiveness of the resale registration statement or otherwise in accordance with Rule 144 under the Securities Act and after expiration or waiver of the lock-up, the holders may sell our common stock in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in the trading price of our common stock or putting significant downward pressure on the price of our common stock.

The resale, or expected or potential resale, of a substantial number of shares of our common stock in the public market could adversely affect the market price for our common stock and make it more difficult for you to sell your common stock at times and prices that you feel are appropriate. Furthermore, because there will be a large number of shares registered pursuant to the registration statement, selling holders could continue to offer the securities covered by the registration statement for a significant period of time, the precise duration of which cannot be predicted. Accordingly, the adverse market and price pressures resulting from an offering pursuant to a registration statement may continue for an extended period of time.

Further, sales of our common stock upon expected expiration of resale restrictions could encourage short sales by market participants. Generally, short selling means selling a security, contract or commodity not owned by the seller. The seller is committed to eventually purchase the financial instrument previously sold. Short sales are used to capitalize on an expected decline in the security's price. As such, short sales of our common stock could have a tendency to depress the price of our common stock, which could further increase the potential for short sales.

We cannot predict the size of future issuances or sales of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock, including issuances made in the ordinary course of the Company's business, or the perception that such sales could occur, may materially and adversely affect prevailing market prices of our common stock.

Our planned expansion into new geographic markets or new product lines or services could subject us to additional business, financial, and competitive risks.

During the years ended December 31, 2024 and 2023, we primarily sold our products in the United States. We have in the past, and may in the future, evaluate opportunities to expand into new geographic markets and introduce new product offerings and services that are a natural extension of our existing business. We also may from time to time engage in acquisitions of businesses or product lines with the potential to strengthen our market position, enable us to enter attractive markets, expand our technological capabilities, or provide synergy opportunities.

Our success operating in these new geographic or product markets, or in operating any acquired business, will depend on a number of factors, including our ability to develop solutions to address the requirements of the electric utility industry and C&I end users, our timely qualification and certification of new products, our ability to manage increased manufacturing capacity and production, and our ability to identify and integrate any acquired businesses.

Further, any additional markets that we may enter could have different characteristics from the markets in which we currently sell products, and our success will depend on our ability to adapt properly to these differences. These differences may include regulatory requirements, including tax laws, trade laws, labor regulations, tariffs, export quotas, customs duties, or other trade restrictions, limited or unfavorable intellectual property protection, international, political or economic conditions, restrictions on the repatriation of earnings, longer sales cycles, warranty expectations, product return policies and cost, performance and compatibility requirements. In addition, expanding into new geographic markets will increase our exposure to presently existing and new risks, such as fluctuations in the value of foreign currencies and difficulties and increased expenses in complying with United States and foreign laws, regulations, and trade standards, including the Foreign Corrupt Practices Act of 1977, as amended (the "FCPA").

Failure to develop and introduce these new products successfully into the market, to successfully integrate acquired businesses or to otherwise manage the risks and challenges associated with our potential expansion into new product and geographic markets, could adversely affect our revenues and our ability to sustain profitability.

Our results of operations may fluctuate from quarter to quarter, which could make our future performance difficult to predict and could cause our results of operations for a particular period to fall below expectations, resulting in a decline in the price of our common stock.

Revenue from our battery sales is primarily recorded upon transfer of ownership of the product to the customer. Under our customer contracts, this transfer typically takes place upon shipment of the battery from our manufacturing facility but, in some instances, occurs upon delivery to a customer site or, even more infrequently, when commercial operation commences. Because our revenues are generally derived from sales of hardware that may take many months to manufacture and prepare for delivery, such revenue can come in peaks and troughs based on the underlying customer arrangements. As a result, our quarterly results of operations are difficult to predict and may fluctuate significantly in the future based on the timing of product deliveries.

Risks Related to Our United States Operations

Some of our customers receive federal, state and local government incentives for renewable energy solutions. The reduction, elimination or expiration of government subsidies and economic incentives related to renewable energy solutions could reduce demand for our technologies and harm our business.

To promote renewable energy generation and consumption, federal, state, local and foreign government bodies provide incentives to owners, end users, distributors, system integrators and manufacturers of alternative energy systems in the form of rebates, tax credits and other financial incentives such as system performance payments, issuance of renewable energy credits associated with renewable energy generation and exclusion of certain renewable energy systems from property tax assessments. Some of our customers receive these incentives for investment in energy storage projects.

Our business relies, in part, on the co-location of battery assets with solar and wind technologies. The market for on-grid applications, where solar or wind power is used to supplement a customer's electricity purchased from the utility network or sold to a utility under tariff, often depends in large part on the availability and size of government and economic incentives that vary by geographic market. The reduction, elimination or expiration of government subsidies and economic incentives for on-grid renewable electricity may negatively affect the competitiveness of alternative electricity generation relative to conventional and nonrenewable sources of electricity and could harm or halt the growth of the alternative electricity industries. Because our C&I end user sales are generally expected to be made into the on-grid market, these changes could harm our business. For example, the Inflation Reduction Act enacted in August 2022 allows owners of new batteries to claim an ITC of between 30% and 70% during 2023 through a period that extends at least into the 2030s and possibly longer. The tax credit amount depends on the location of the battery and amount of domestic content. Companies should have an incentive to buy US-made batteries to qualify for a higher tax credit. A condition to claim tax credits at these levels is the same as wages that are paid on federal construction projects must be paid to mechanics and laborers who work at the project site and lay down yard during construction and for the five years after on alterations and repairs, and qualified apprentices must be used during the same periods for as much as 15% of total labor hours.

The Inflation Reduction Act also allows manufacturers of certain battery components made in the United States to claim tax credits. Under Internal Revenue Code Section 6417(d), certain eligible taxpayers, including such manufacturers, can elect direct payment, enabling the Internal Revenue Service to treat the tax credit amount as a deemed tax payment and refund any excess as a cash tax payment, even if the taxpayer has no tax liability. This election can be made for any taxable year in which the taxpayer qualifies for the credit, and, once made, applies to that taxable year and the subsequent four taxable years, resulting in five consecutive years of direct payment. The tax credits for manufacturers start phasing down in amount after 2029 and end after 2032.

Both sets of tax credits are expected to increase demand for batteries and encourage more US domestic manufacturing of batteries. If in the future, Congress were to repeal or cut back the incentives, it could have an adverse impact on our business, financial condition, and results of operations.

In general, subsidies and incentives may expire on a particular date, end when the allocated funding is exhausted or be reduced or terminated as renewable energy adoption rates increase or as a result of legal challenges, the adoption of new statutes or regulations or the passage of time. These reductions or terminations often occur without warning.

In addition, several jurisdictions have adopted renewable portfolio standards, which mandate that a certain portion of electricity delivered by utilities to customers each year must come from renewable energy resources. Utilities must either generate the renewable electricity themselves or buy renewable energy credits ("REC"s) from independent generators who have been awarded them for generating renewable electricity. Utilities may buy such RECs bundled with renewable electricity. An REC allows the utility to add this electricity to its renewable portfolio requirement total without actually expending the capital for generating facilities. However, there can be no assurances that such policies will continue.

If subsidies and incentives applicable to alternative energy implementation or usage are reduced or eliminated, or the regulatory landscape otherwise becomes less favorable, then there could be reduced demand for alternative energy solutions, which could have an adverse impact on our business, financial condition, and results of operations. The new presidential administration and Congress may seek to repeal or curtail the tax credits under the Inflation Reduction Act, as well as its other tax provisions intended to incentivize renewable energy technologies. Changes in laws related to the tax credits under the Inflation Reduction Act, or changes in interpretations of such laws, communications with regulatory agencies, transactions or agreements with third parties, and/or evolving interpretations of the Final Regulations may result in a material change in our estimate of tax credits to which we may be entitled, which could materially affect our business, financial position and results of operations. Finally, the Supreme Court's recent decision in Loper Bright Enterprises v. Raimondo, which restricted federal agencies' ability to interpret vague or broad legislation, could introduce uncertainty around applicable agency regulations and, therefore, negatively impact the demand for our services. See Part I, Item I - Business - Regulations for further discussion of government programs and incentives.

We have operations in the United States, which exposes us to multiple federal, state and local regulations. Changes in applicable law, regulations or requirements, or our material failure to comply with any of them, can increase our costs and have other negative impacts on our business.

Applicable laws and requirements address multiple aspects of our operations, such as worker safety, consumer rights, data privacy, cybersecurity, employee benefits and more, and can often have different requirements in different jurisdictions. Changes in these requirements, or any material failure to comply with them, could increase our costs, affect our reputation, limit our business, drain management's time and attention or otherwise, generally impact our operations in adverse ways.

We are subject to complex and evolving laws, regulations, rules, standards and contractual obligations regarding data privacy and cybersecurity, which could increase the cost of doing business, compliance risks and potential liability.

We are subject to complex and evolving laws, regulations, rules, standards and contractual obligations governing data privacy and cybersecurity and any failure to comply with these laws, regulations, rules, standards and contractual obligations could expose us to liability and/or reputational damage. Compliance with these laws, regulations, rules and standards may require us to change our policies, procedures and technology for data privacy and cybersecurity, which could, among other things, make us more vulnerable to operational failures and to monetary penalties for breach of such laws, regulations, rules and standards.

In the U.S., there are numerous federal, state and local data privacy and cybersecurity laws and regulations governing the collection, sharing, use, retention, disclosure, security, storage, transfer and other processing of personal information. At the federal level, we are subject to, among other laws and regulations, the rules and regulations promulgated under the authority of the Federal Trade Commission (which has the authority to regulate and enforce against unfair or deceptive acts or practices in or affecting commerce, including acts and practices with respect to data privacy and cybersecurity). Moreover, the U.S. Congress has recently considered, and is currently considering, various proposals for more comprehensive data privacy and cybersecurity legislation, to which we may be subject if passed. At the U.S. state level, we may be subject to laws and regulations such as the California Consumer Privacy Act as amended by the California Privacy Rights Act (collectively, the "CCPA"), which broadly defines personal information and gives California residents expanded privacy rights and protections, such as affording them the right to access and request deletion of their information and to opt out of certain sharing and sales of personal information. Numerous other states also have enacted, or are in the process of enacting or considering, comprehensive state-level data privacy and cybersecurity laws and regulations that share similarities with the CCPA. Moreover, laws in all 50 U.S. states require businesses to provide notice under certain circumstances to consumers whose personal information has been disclosed as a result of a data breach.

Further, while we strive to publish and prominently display privacy policies that are accurate, comprehensive, and compliant with applicable laws, regulations, rules and industry standards, we cannot ensure that our privacy policies and other statements regarding our practices will be sufficient to protect us from claims, proceedings, liability or adverse publicity relating to data privacy and cybersecurity. Although we endeavor to comply with our privacy policies, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other documentation that provide promises and assurances about data privacy and cybersecurity can subject us to potential government or legal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices. Any concerns about our data privacy and cybersecurity practices, even if unfounded, could damage our reputation and adversely affect our business.

Any failure or perceived failure by us to comply with our privacy policies, or applicable data privacy and cybersecurity laws, regulations, rules, standards or contractual obligations, or any compromise of security that results in unauthorized access to, or unauthorized loss, destruction, use, modification, acquisition, disclosure, release or transfer of personal information, may result in requirements to modify or cease certain operations or practices, the expenditure of substantial costs, time and other resources, proceedings or actions against us, legal liability, governmental investigations, enforcement actions, claims, fines, judgments, awards, penalties, sanctions and costly litigation (including class actions). Any of the foregoing could harm our reputation, distract our management and technical personnel, increase our costs of doing business, adversely affect the demand for our products and services, and ultimately result in the imposition of liability, any of which could have a material adverse effect on our business, financial condition and results of operations.

We could be adversely affected by any violations of the FCPA, the U.K. Bribery Act, and other foreign anti-bribery laws, as well as violations against export controls and economic embargo regulations.

The FCPA prohibits companies and their intermediaries from making improper payments to foreign government officials for the purpose of obtaining or retaining business. Other countries in which we operate also have anti-bribery laws, some of which prohibit improper payments to government and non-government persons and entities. Our policies mandate compliance with these anti-bribery laws. However, we currently operate in and intend to further expand into, many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. In addition, due to the level of regulation in our industry and related energy industries, our entry into certain jurisdictions may require substantial government contact where norms can differ from U.S. standards. Although we expect to maintain strict internal control policies and procedures designed to guard against improper conduct, there can be no guarantee that our employees, agents, and business partners will not take actions in violation of our internal control policies. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable laws, including anti-corruption laws, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances, and detecting, investigating and resolving actual or alleged violations can be expensive and require significant time and attention from senior management. Any violation of U.S. federal and state and non-U.S. laws, regulations and policies could result in substantial fines, sanctions, civil and/or criminal penalties, and curtailment of operations in the United States or other applicable jurisdictions. In addition, actual or alleged violations could damage our reputation and ability to do business. Any of the foregoing could materially adversely affect our business, financial condition and results of operations.

Furthermore, we are subject to the export controls and economic embargo rules and regulations of the United States, including, but not limited to, the Export Administration Regulations and trade sanctions against embargoed countries, which are administered by the Office of Foreign Assets Control within the Department of the Treasury, as well as the laws and regulations administered by the Department of Commerce. These regulations limit our ability to market, sell, distribute or otherwise transfer our products or technology to prohibited countries or persons. While we do not conduct business with sanctioned and embargoed countries and we expect to maintain strict internal controls policies and procedures designed to guard against improper conduct, a determination that we have failed to comply, whether knowingly or inadvertently, may result in substantial penalties, including fines and enforcement actions and civil and/or criminal sanctions, the disgorgement of profits and the imposition of a court-appointed monitor, as well as the denial of export privileges, and may have an adverse effect on our reputation.

Risks Related to Intellectual Property

If we fail to protect, or incur significant costs in defending, our intellectual property and other proprietary rights, then our business and results of operations could be materially harmed.

Our success depends to a significant degree on our ability to protect our intellectual property and other proprietary rights. We rely on a combination of patent, trademark, copyright, trade secret and unfair competition laws, as well as confidentiality and other contractual provisions with our customers, suppliers, employees, and others, to establish and protect our intellectual property and other proprietary rights. Our ability to enforce these rights is subject to general litigation risks, as well as uncertainty as to the enforceability of our intellectual property rights in various countries. When we seek to enforce our rights, we may be subject to claims that our intellectual property rights are invalid or not enforceable. Our assertion of intellectual property rights may result in another party seeking to assert claims against us, which could harm our business. Our inability to enforce intellectual property rights under any of these circumstances would likely harm our competitive position and business.

We have been issued patents in, or have patent applications pending in the United States, North America, Europe, South America, Asia and Australia. We cannot guarantee that any of our pending applications will be approved or that our existing and future intellectual property rights will be sufficiently broad to protect our proprietary technology, and any failure to obtain such approvals or finding that our intellectual property rights are invalid or unenforceable could force us to, among other things, rebrand or redesign our affected products. In countries where we have not applied for patent protection or where effective intellectual property protection is not available to the same extent as in the United States, we may be at greater risk that our proprietary rights will be infringed, misappropriated or otherwise violated.

Our intellectual property may be stolen or infringed, misappropriated or otherwise violated. Despite our implementation of security measures, our IT systems and those of our service providers are vulnerable to circumstances beyond our reasonable control which may lead to the theft of our intellectual property or trade secrets or business disruption, including inappropriate retention or disclosure of trade secrets by current or former employees. To the extent that any disruption or security breach results in a loss or damage to our data or an inappropriate disclosure of confidential information, it could cause significant damage to our reputation, affect our relationships with our customers, suppliers and employees and lead to claims against the company. Any lawsuits that we may initiate to protect our significant investment in our intellectual property also may consume management and financial resources for long periods of time and may not result in favorable outcomes, which may adversely affect our business, results of operations or financial condition.

Third parties may assert that we are infringing, misappropriating or otherwise violating their intellectual property rights, which could divert management's attention, cause us to incur significant costs, and prevent us from selling or using the technology to which such rights relate.

Our competitors and other third parties hold numerous patents related to technology used in our industry. From time to time, we may be subject to claims of intellectual property infringement, misappropriation or other violation and related litigation, and, if we gain greater recognition in the market, we will face a higher risk of being the subject of claims that we have violated others' intellectual property rights. While we believe that our products and technology do not infringe, misappropriate or otherwise violate in any material respect upon any valid intellectual property rights of third parties, we cannot be certain that we would be successful in defending against any such claims. If we do not successfully defend or settle intellectual property claims, we could be liable for significant monetary damages and could be prohibited from continuing to use certain technology, business methods, content, or brands. To avoid a prohibition, we could seek a license from the applicable third party, which could require us to pay significant royalties, increasing our operating expenses. If a license is not available at all or not available on reasonable terms, then we may be required to develop or license a non-violating alternative, either of which could require significant effort and expense. If we cannot license or develop a non-violating alternative, we would be forced to limit or stop sales of our offerings and may be unable to effectively compete. Any of these results would adversely affect our business, financial condition, and results of operations.

Risks Related to Our Securities

Under the terms of the Credit Agreement, the SPA and the securities issued thereunder, current stockholders may be subject to significant dilution, and the voting power of the currently outstanding common stock could be significantly diluted.

As of February 26, 2025, there were 226,599,297 shares of common stock issued and outstanding and an aggregate of 253,238,633 shares of common stock issuable upon the conversion or exercise of outstanding convertible securities (as calculated under the Credit Agreement and the SPA), including 158,433,112 shares of common stock underlying the Warrant (as defined below) and Preferred Stock (as defined below) issued to Cerberus under the Credit Agreement and the SPA (the "Cerberus Securities").

If the Company fails to meet all of the remaining milestones as of the final milestone measurement date under the Delayed Draw Term Loan, Cerberus would be entitled to receive additional shares of Series B Preferred Stock (as defined below) or Warrants aggregating to a maximum Applicable Percentage of 37.0% (originally 49.0%), or assuming the number of the Company's outstanding shares of common stock on a fully diluted basis does not change after February 26, 2025, Preferred Stock and Warrants with respect to an aggregate of 177,540,034 shares of Common Stock, including the Cerberus Securities already issued to Cerberus. Such shares of Preferred Stock and Warrants are directly or indirectly convertible into or exercisable for shares of common stock, subject only to a beneficial ownership cap of 49.9% of the issued and outstanding common stock of the Company. Furthermore, the Certificates of Designation governing the Series B Preferred Stock (the "Series B Certificates of Designation") contain preemptive rights that permit the holders of Series B Preferred Stock to participate in certain future equity offerings by the Company.

In addition, if the Company were to issue additional shares of common stock or securities convertible or exercisable into common stock or trigger anti-dilution protection under the Cerberus Securities, the Cerberus Securities may become convertible or exercisable into additional shares of common stock. The issuance, pursuant to the terms of the Cerberus Securities, of common stock will dilute the percentage ownership interest of all stockholders, could dilute the book value per share of the common stock and will increase the number of the Company's outstanding shares, and upon conversion or exercise would dilute the voting power of the common stock, which could cause the market price of our common stock to decrease. Depressed trading prices of our common stock could further impair our ability to raise sufficient capital to carry on our business.

We currently have a significant number of outstanding securities that are exercisable for or convertible into our common stock, which could result in significant additional dilution and downward pressure on our stock price. Future issuances of our common stock, including common stock that may be issuable pursuant to outstanding warrants or other convertible securities, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

In addition to the Cerberus Securities, the Company has issued the IPO Warrants, the 2021 Convertible Notes, the AFG Convertible Notes and warrants issued pursuant to the April, May and December 2023 Public Offering, which are each exercisable for or convertible into common stock at certain exercise or conversion prices per share. See Note 14, *Warrants Liability* for further discussion. The issuance of shares of common stock upon exercise or conversion of our warrants or convertible securities would result in significant additional dilution to our current stockholders, which could adversely affect the price of our common stock and the terms on which we could raise additional capital. If we sell additional shares of common stock, convertible securities or other equity securities, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights, preferences and privileges senior to the holders of our common stock.

To the extent that any shares of common stock are issued upon exercise or conversion of any of these securities, there will be an increase in the number of shares of common stock eligible for resale in the public market. Sales of a substantial number of such shares in the public market could adversely affect the market price of our common stock.

Provisions in our Charter and Delaware law may have the effect of discouraging lawsuits against our directors and officers.

Our Charter requires, unless we consent in writing to the selection of an alternative forum, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to us or our stockholders, (iii) any action asserting a claim against us, our directors, officers or employees arising pursuant to any provision of the DGCL or our Charter or our bylaws, or (iv) any action asserting a claim against us or our directors, officers or employees governed by the internal affairs doctrine may be brought only in the Court of Chancery in the State of Delaware, except any claim (A) as to which the Court of Chancery of the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within 10 days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action arising under the Securities Act of 1933, as amended ("Securities Act"), as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. If an action is brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder's counsel. Although we believe that this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against our directors and officers, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

Notwithstanding the foregoing, our Charter provides that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Although we believe that this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Provisions in our Charter may inhibit a takeover of us, which could limit the price investors might be willing to pay in the future for our common stock and could entrench management.

Our Charter contains provisions that may hinder unsolicited takeover proposals that stockholders may consider to be in their best interests. We are also subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together these provisions may make it more difficult to remove management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities. These provisions include:

- no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
- a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of the Board;
- the right of our Board to elect a director to fill a vacancy created by the expansion of our Board or the resignation, death or removal of a director in certain circumstances, which prevents stockholders from being able to fill vacancies on our Board;
- a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;
- advance notice procedures that stockholders must comply with in order to nominate candidates to our Board or to propose matters to be acted upon at a meeting of stockholders, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of the Company; and
- the requirement that a meeting of stockholders may only be called by members of our Board or the stockholders holding a majority of our shares, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors.

Our stock price may be volatile and may decline regardless of our operating performance.

Fluctuations in the price of our securities could contribute to the loss of part or all your investment. The trading price of our securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of our securities may include:

- actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;
- changes in the market's expectations about our operating results;
- success of competitors;
- our operating results failing to meet the expectation of securities analysts or investors in a particular period;
- changes in financial estimates and recommendations by securities analysts concerning us or the industries in which we operate in general;
- operating and stock price performance of other companies that investors deem comparable to us;
- our ability to market new and enhanced products on a timely basis;
- changes in laws and regulations affecting our business;
- commencement of, or involvement in, litigation involving us;
- changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;
- the volume of shares of our common stock available for public sale;
- any major change in our board of directors or management;
- sales of substantial amounts of our common stock by our directors, executive officers or significant stockholders or the perception that such sales could occur; and

- general economic, political, market conditions such as recessions, inflation, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Future resales of our common stock may cause the market price of our securities to drop significantly, even if our business is doing well.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general, and Nasdaq, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for the stocks of other companies that investors perceive to be like us could depress our stock price regardless of our business, prospects, financial conditions, or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

We do not intend to pay dividends on our common stock in the foreseeable future and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid cash dividends on our common stock. We currently do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

We are a "smaller reporting company" and, because we have opted to use the reduced reporting requirements available to us, certain investors may find investing in our securities less attractive.

As a smaller reporting company, we are permitted to comply with scaled-back disclosure obligations in our SEC filings compared to other issuers, including with respect to disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We have elected to adopt the accommodations available to smaller reporting companies. Until we cease to be a smaller reporting company, the scaled-back disclosure in our SEC filings will result in less information about our company being available than for other public companies. If investors consider our common stock less attractive as a result of our election to use the scaled-back disclosure permitted for smaller reporting companies, there may be a less active trading market for our common stock and our share price may be more volatile.

We are also a non-accelerated filer under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and we are not required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002. Therefore, our internal controls over financial reporting will not receive the level of review provided by the process relating to the auditor attestation included in annual reports of issuers that are subject to the auditor attestation requirements. In addition, we cannot predict if investors will find our common stock less attractive because we are not required to comply with the auditor attestation requirements. We cannot predict if investors will find our securities less attractive because we rely on these available exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the market price of our securities may be more volatile.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

At Eos, we leverage a cybersecurity model that focuses on four key areas: prevention, detection, assessment, and remediation through an array of internal and external systems, along with the expertise of third-party service providers. This model is supported internally by Eos' Information Technology Department ("ITD"), along with expertise of external cybersecurity experts. Our model is also supported through security awareness training for all employees during the onboarding process and on a regular basis thereafter.

Our Board of Directors has overall oversight responsibility for our cybersecurity model. Our overarching cybersecurity programs are under the direction of the Eos leadership team and directly supported by the efforts of the ITD. The ITD, led by the Director of ITD, reports to the Chief Financial Officer ("CFO") of the Company. With over 8 years of experience leading cybersecurity teams and programs, our Director of ITD leverages a combination of internal and external systems and security experts to keep our CFO informed of potential risks to the organization. The Director of ITD is responsible for identifying, considering, and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs and systems. Management reports material cybersecurity risks to our Board of Directors on an annual basis. In addition, our management follows a risk-based escalation process to notify the Board of Directors outside of the regular reporting cycle when they identify an emerging risk or material issue.

In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see Part I, Item 1A- Risk Factors in this Annual Report on Form 10-K.

ITEM 2. PROPERTIES

Our corporate headquarters are located in Edison, New Jersey, in an office consisting of approximately 63,000 square feet of office, testing and product design space. We have a ten-year lease on our corporate headquarters, which expires on September 14, 2026.

Our manufacturing facility is located in the Turtle Creek, Pittsburgh area in Pennsylvania. In January 2022, the Company entered into a new lease agreement for a building next to our existing manufacturing site. In 2023, we entered into lease agreements for additional space and facilities in Turtle Creek, Pennsylvania. See Note 15, *Leases* for further discussion. As the Company finalizes the procurement, construction, and implementation timeline to bring line 2 into full operation, Eos is simultaneously beginning to search for an additional factory location outside the Mon Valley.

ITEM 3. LEGAL PROCEEDINGS

From time to time, the Company may be involved in litigation relating to claims arising out of the Company's operations. While the outcomes of these types of claims are uncertain, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

The following is also disclosed in Note 17, *Commitments and Contingencies* to our Consolidated Financial Statements included elsewhere in this Annual Report.

Class Action Complaints

On March 8, 2023, a class action lawsuit (the "Delman Complaint") was filed in the Court of Chancery of the State of Delaware by plaintiff Richard Delman (the "Delman Plaintiff") against certain defendants including the Company's former directors (the "Delman Defendants"). Neither the Company nor Eos Energy Storage LLC were named as a defendant in the Delman Complaint, but each was identified as a relevant non-party, and the Company has indemnification obligations relating to the lawsuit. On June 26, 2024, the parties to the Delman Complaint as well as the Company entered into a definitive Stipulation and Agreement of Settlement, Compromise, and Release and related documents (collectively, "Settlement Agreement"), pursuant to which the Delman Plaintiff agreed to release all claims against the Delman Defendants in exchange for a settlement payment of $8.5 million (the "Settlement Amount"), funded by the Company's D&O liability insurers, subject to the Company's retention of $1.0 million consisting of payment of legal fees of the Delman Defendants. On October 17, 2024, the Court of Chancery approved the Settlement Agreement and entered the Final Judgment subject to the payment of Settlement Amount. On December 10, 2024, the Settlement Amount was fully paid to the Delman Plaintiff by the Company's D&O liability insurers.

On August 1, 2023, a class action lawsuit (the "Houck Complaint") was filed in the United States District Court of New Jersey by plaintiff William Houck (the "Houck Plaintiff") against the Company and three individual officers: the Company's Chief Executive Officer, its former Chief Financial Officer, and its current Chief Financial Officer (with the Company, the "Houck Defendants"). The Houck Complaint alleges that the Houck Defendants violated federal securities laws by making knowingly false or misleading statements about the Company's contractual relationship with a customer and about the size of the Company's order backlog and commercial pipeline. On November 8, 2024, the District Court granted the renewed motion to dismiss filed by the Houck Defendants. On January 23, 2025, the Company filed a Notice and Request for Entry of Final Judgment with the District Court. The Company is awaiting the District Court's entry of Final Judgment.

On November 5, 2024, a shareholder derivative lawsuit (the "Hyung Complaint") was filed in the United States District Court of the District of New Jersey by plaintiff Jung Jae Hyung (the "Hyung Plaintiff") against certain defendants including the Company's current Chief Executive Officer, the Company's current Chief Financial Officer, and five of the Company's current Directors and one former Director (the "Hyung Defendants"). The Hyung Complaint alleges that the Hyung Defendants breached their fiduciary duties to the Company by allowing the Company to make knowingly false or misleading statements about the Company's contractual relationship with a customer and about the size of the Company's order backlog and commercial pipeline. The Company intends to vigorously contest this matter.

ITEM 4. MINE SAFETY DISCLOSURES

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Eos's shares of common stock and warrants are traded on The Nasdaq Capital Market under the ticker symbols "EOSE" and "EOSEW", respectively.

As of February 26, 2025, there were 174 holders of record of Eos common stock.

Dividend Policy

We have never declared or paid cash dividends on our common stock. We currently do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, and capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Recent Sales of Unregistered Securities

None.

ITEM 6. [Reserved]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our Consolidated Financial Statements and related notes thereto included elsewhere in this Annual Report. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management's expectations. Factors that could cause such differences are discussed in "Forward-Looking Statements" and "Risk Factors."

Overview

The Company offers an innovative Znyth™ technology battery energy storage system ("BESS") designed to provide the operating flexibility to manage increased grid complexity and price volatility resulting from an overall increase in renewable energy generation and a congested grid coming from an increase in electricity demand growth. The Company's BESS is a validated chemistry with accessible non-precious earth components in a durable design that is intended to deliver results in even the most extreme temperatures and conditions. The system is designed to be safe, flexible, scalable, sustainable and manufactured in the United States, using raw materials primarily sourced in the United States. We believe the Company's Z3™ battery module is the core of its innovative systems. The Z3 battery module is the only US designed and manufactured battery module that today provide utilities, independent power producers, renewables developers, and C&I customers with an alternative to lithium-ion and lead-acid monopolar batteries for critical 3- to 12-hour discharge duration applications. We believe the Z3 battery will transform how utility, industrial, and commercial customers store power.

In addition to its BESS, the Company currently offers: (a) a BMS which provides a remote asset monitoring capability and service to track the performance and health of the Company's BESS and to proactively identify future system performance issues through predictive analytics; (b) project management services to ensure the process of implementing the Company's BESS are coordinated in conjunction with the customer's overall project plans; (c) commissioning services that ensure the customer's installation of the BESS meets the performance expected by the customer; and (d) long-term maintenance plans to maintain optimal operating performance of the Company's systems.

The Company's growth strategy contemplates increasing sales of battery energy storage systems and related software and services through a direct sales team and sales channel partners. The Company's current and target customers include utilities, project developers, independent power producers and commercial and industrial companies.

Business Trends

As an SEC-registered and Nasdaq-listed company, we are required to implement procedures and processes to address public company regulatory requirements and customary practices and have, and will continue to, hire additional personnel in this context. We have incurred additional annual expenses as a public company for, among other things, directors' and officers' liability insurance, director fees, internal and external accounting, legal, administrative resources, including increased personnel costs, and audit and other professional service fees.

Inflation and cost factors - During 2024, the effects of the Federal Reserve's interest rate hikes in 2022 and in the first half of 2023 had an impact on reducing inflation back towards normal levels. This eased many investor concerns and worked to stabilize the cost of purchasing supplies and raw materials for the Company.

DOE Loan Facility

On November 26, 2024, the Company entered into the DOE Loan Facility. The DOE Loan Facility is a key step in advancing the Company's Project American Made Zinc Energy ("AMAZE") and is expected to fund the expansion of Eos' manufacturing capacity to 8 GWh by 2027 to meet the growing demand for longer duration battery energy storage systems. The DOE Loan Facility provides for up to $303.5 million in funding, including capitalized interest.

The DOE Loan Facility provides for a multi draw term loan facility under a series of at least two and, if the Company elects, up to four tranches of the loan (each, a "Tranche"), subject to the achievement of certain funding conditions, with each Tranche corresponding to the production, maintenance and development, and operation of a given production line to be funded using the proceeds of such Tranche and the principal amount of each Tranche consisting of a maximum principal amount designated for such Tranche in the DOE Loan Facility. Each Tranche provides the Company funding for 80% of the Eligible Project Costs (as defined in the DOE Loan Facility) associated with the corresponding production line, with the Company responsible for funding the remaining 20% of the Eligible Project Costs.

Through December 31, 2024, the Company has received funding under the DOE Loan Facility for an aggregate amount of $68.3 million, at an interest rate of 4.791% for eligible project costs incurred through December 6, 2024. These costs are a portion of Tranche 1 of the DOE Loan Facility. Tranche 1 provides up to $102.0 million for eligible costs in connection with the design, construction, installation, startup and shakedown of a battery automation line and related tools, with a projected annual production capacity of approximately 1.25 GWh ("Line 1").

Inflation Reduction Act of 2022 ("IRA")

On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 into law. The IRA has significant economic incentives for both energy storage customers and manufacturers for projects placed in service after December 31, 2022. One of the most important features of the IRA is that it offers a 10-year term tax credit, whereas historically similar industrial credits have been shorter in duration. Customers placing new energy storage facilities in service, which include our Gen 2.3 and Z3™ BESS, could qualify for an investment tax credit ("ITC"). The IRA also offers an extra ten percent credit if the project is in an "energy community" and another ten percent credit if the project satisfies domestic content requirements. The ten percent bonus for domestic content could represent a strategic advantage for the Company resulting from the Company's near-sourcing and Made in America strategy, and we believe that projects utilizing Eos batteries qualify for the bonus.

Production Tax Credits under Internal Revenue Code 45X ("PTC") can be claimed on battery components manufactured in the U.S. and sold to U.S. or foreign customers. These tax credits available to manufacturers include a credit for ten percent of the cost incurred to make electrode active materials in addition to credits of $35 per kWh of capacity of battery cells and $10 per kWh of capacity of battery modules. These credits are cumulative, meaning that companies will be able to claim each of the available tax credits based on the battery components produced and sold through 2029, after which the PTC will begin to gradually phase down through 2032. In April 2024, the IRS issued final regulations related to applicable tax credit transferability and direct pay provisions of the Inflation Reduction Act. The Company has reviewed these regulations and believes they do not have a material impact on the financial statements.

Company Highlights

- In January 2024, the Company entered into a supply agreement with TETRA Technologies, Inc ("TETRA") that further expanded this partnership. TETRA is a leading global energy services and solutions company. This supply agreement designates TETRA as the preferred strategic supplier of electrolyte products for the Company's Eos Z3™ long duration energy storage cube.
- In February 2024, the Company entered into a multiyear pricing agreement with SHPP US LLC, a Saudi Basic Industries Corporation ("SABIC") affiliate, to supply conductive composite thermoplastic for the Eos Z3™ battery module. The Company and SABIC have worked collaboratively to develop a solution using one of SABIC's new resin materials to replace the titanium used in prior Eos battery iterations.
- In February 2024, the Company achieved "Power On" status of all motion systems on its first state-of-the-art manufacturing line. Reaching this milestone is a significant step in achieving the state-of-the-art manufacturing line being installed and commissioned in the Company's Turtle Creek facility.
- In April 2024, the Company and Pine Gate Renewables signed an agreement to expand its existing relationship. The new Master Supply Agreement ("MSA") is for 500 MWh of energy storage systems to be delivered over the next five years.

- In May 2024, the Company successfully completed its Factory Acceptance Testing on State of the Art ("SotA") manufacturing line.
- In June 2024, the Company announced a strategic investment of up to $315.5 million from an affiliate of Cerberus Capital Management LP ("Cerberus"), to support the Company's growth plans.
- In June 2024, the Company recognized a gain on debt extinguishment of $68.5 million from the payoff of the Senior Secured Term Loan.
- In June 2024, the Company completed the installation of the first state of the art line in its Turtle Creek facility and began commercial production of batteries off the new line to be delivered to customer sites.
- In June 2024, the Company announced that Nick Robinson, Senior Managing Director on the Supply Chain and Strategic Opportunities team of Cerberus, joined the Company's Board of Directors.
- In July 2024, the Company and Indian Energy announced an agreement to expand its existing relationship. The expanded agreement with Indian Energy added 25 MWh of storage to the existing 35 MWh order for an overall project size of 60 MWh.
- In July 2024, the Company regained compliance with the minimum continued listing criteria set forth in Nasdaq Listing Rule 5550(a)(2) as of July 9, 2024, based on the closing bid price of the Company's common stock being at or above $1.00 per share for the 10 consecutive business days from June 24, 2024 to July 8, 2024. The Company's stock price has performed well above the minimum listing throughout the remainder of 2024 and closed at $4.86 at December 31, 2024.
- In July 2024, the Company announced that Gregory Nixon, Head of Strategic Investments for Cerberus, joined the Company's Board of Directors.
- In August 2024, the Company successfully achieved all four of the first performance milestones previously agreed upon between Eos and Cerberus as part of Cerberus's strategic investment in the Company. Achieving these specific performance milestones allowed the Company to draw an additional $30 million on the Delayed Draw Term Loan from Cerberus to fund ongoing operations and production expansion to meet the growing demand for long duration energy storage solutions.
- In October 2024, the Company successfully achieved all four of the performance milestones for the October Draw previously agreed upon between Eos and Cerberus as part of Cerberus's strategic investment in the Company. Achieving these specific performance milestones allowed the Company to draw an additional $65.0 million on the Delayed Draw Term Loan from Cerberus.
- In November 2024, the Company announced a new customer agreement with City Utilities (CU) to provide 216 MWh of energy storage for two project sites in Missouri.
- In November 2024, the Company signed a Memorandum of Understanding (MOU) with Wabash (NYSE: WNC), a world-class provider of advanced engineering and operational solutions for the transportation, logistics, and distribution industries. The proposed partnership would accelerate Eos' ability to deliver large-scale battery energy storage systems (BESS) through Wabash's manufacturing and supply chain expertise and national distribution network.
- In November 2024, the Company entered into the DOE Loan Facility which provides an aggregate principal amount of up to $277.5 million and an aggregate capitalized interest of up to $26.0 million. Through December 31, 2024, the Company has drawn down an aggregate of $68.3 million of principal under the DOE Loan Facility, at an interest rate of 4.791%, for eligible project costs that the Company has incurred or is expected to incur through December 6, 2024. These costs are a portion of Tranche 1 of the DOE Loan Facility, which are related to Line 1.
- In December 2024, the Company announced a 400 MWh standalone storage order with International Electric Power ("IEP"). This marks the second agreement and third project with IEP, a leading developer in the energy space deploying multiple technologies, and builds on Eos' successful prior delivery of its battery systems to a Texas-based IEP project earlier this year.

- In December 2024, the Company and FlexGen Power Systems ("FlexGen") announced they have signed a Joint Development Agreement (JDA) to develop and introduce America's first fully-integrated, domestic BESS solution to the market by combining Eos' Z3™ batteries with the FlexGen HybridOS™ Energy Management System (EMS). The agreement is mutually beneficial as it complements each company's opportunity pipeline and advances their commitment to commercializing safe and reliable, U.S. manufactured, BESS solutions to customers.
- In December 2024, the Company announced its search for a new manufacturing facility in addition to the Mon Valley Works expansion under Project AMAZE. This expansion is part of the Company's broader strategy to scale up its operations to meet the rapidly growing demand for renewable energy solutions and to further its commitment to American manufacturing and energy independence.
- In December 2024, the Company announced that David Urban, Managing Director at BGR Group and Of Counsel at Torridon Law PLLC, joined the Company's Board of Directors.
- The Company conducted a Section 382 ownership shift analysis through December 31, 2024. Based on the analysis, the Company expects to be able to utilize approximately $741.2 million of Federal Net Operating Loss Carryforwards, with the majority being available for use by December 31, 2029. The remaining balance will become available over time.
- In January 2025, the Company successfully achieved all operational milestones that guarantees final $40.5 million under the $210.5 million Delayed Draw Term Loan to further solidify its position as a leader in American energy storage systems. Successfully meeting these performance milestones will enable the Company to fuel its ongoing operations, U.S. production expansion, and the creation of an American energy storage powerhouse, without the need to raise additional capital via debt or additional equity offerings.
- With the Delayed Draw Term Loan fully funded, combined with DOE loan facility's first disbursement in December 2024, Eos has a strong foundation and sufficient capital to continue implementing Project AMAZE. The Company is executing its strategy to scale production into strong customer demand for long duration energy storage. Cash from customer projects now play an important role in funding working capital and our American-made system can play a critical role in America achieving energy independence. The $210.5 million Delayed Draw Term Loan ("DDTL") is now fully funded, driven by the Company consistently achieving key operational milestones related to the Company's state-of-the-art manufacturing line, raw materials cost-out, Z3 technology performance improvement and orders backlog cash conversion. The Company surpassed its January raw materials cost-out target by 6% while delivering manufacturing cycle times below 10 seconds to further demonstrate continued operational efficiency and progress.

Results of Operations

Revenue

($ in thousands)	For the Years Ended December 31, 2024	2023	$ Change	% Change
Revenue	$ 15,606	$ 16,378	$ (772)	(5)%

The Company generates revenues from the delivery of its BESS and service-related solutions. The Company expects revenues to increase as it scales production to meet customer demand.

Revenue slightly decreased for the year ended December 31, 2024 compared to the year ended December 31, 2023, due to reduced production and deliveries due to the installation of the Company's new manufacturing line.

Cost of goods sold

($ in thousands)	For the Years Ended December 31, 2024	2023	$ Change	% Change
Cost of goods sold	$ 98,867	$ 89,798	$ 9,069	10 %

Cost of goods sold primarily consists of direct costs relating to labor, material and overhead directly tied to product assembly, procurement and construction ("EPC"), project delivery, commissioning and start-up test procedures. Indirect costs included in cost of goods sold are manufacturing overhead such as equipment maintenance, environmental health and safety, quality and production control procurement, transportation, logistics, depreciation and facility-related costs. As a nascent technology with a new manufacturing process that is early in its product lifecycle, the Company still faces significant costs associated with production start-up, commissioning of various components, modules and subsystems and other related costs. For the year ended December 31, 2024, the Company recognized $3.8 million reduction of cost of goods sold related to the IRA PTC. The Company expects its cost of goods sold to exceed revenues in the near term as it continues to scale production and prepares battery energy storage systems delivered to customers to go-live.

Cost of goods sold increased by $9.1 million, or 10% from $89.8 million for the year ended December 31, 2023 to $98.9 million for the year ended December 31, 2024. The increase in cost of goods sold from 2023 to 2024 was primarily due to an increase in project commissioning costs on previously delivered projects, revaluations of inventory balances, along with the underutilization and absorption of labor and overhead associated with implementing the new line.

Research and development expenses

($ in thousands)	For the Years Ended December 31, 2024	2023	$ Change	% Change
R&D expenses	$ 22,758	$ 18,708	$ 4,050	22 %

Research and development expenses consist primarily of salaries and other personnel-related costs, materials, third-party services, depreciation and amortization of intangible assets.

Research and development costs increased by $4.1 million or 22% from $18.7 million for the year ended December 31, 2023, to $22.8 million for the year ended December 31, 2024. The increase in research and development costs was driven by higher spending on materials and supplies related to the implementation of the automated line, as well as an increase in payroll and personnel costs.

Selling, general and administrative expenses

($ in thousands)	For the Years Ended December 31, 2024	2023	$ Change	% Change
SG&A expenses	$ 60,047	$ 53,650	$ 6,397	12 %

Selling, general and administrative expenses primarily consist of payroll and personnel-related, outside professional services, facilities, depreciation, travel, marketing, and public company costs.

Selling, general and administrative expenses increased by $6.4 million or 12%, from $53.7 million for the year ended December 31, 2023 to $60.0 million for the year ended December 31, 2024. The increase was primarily driven by higher consulting fees and payroll, partially offset by decrease in legal fees.

Loss from write-down on property, plant and equipment

($ in thousands)	For the Years Ended December 31, 2024	2023
Loss from write-down on property, plant and equipment	$ 9,133	$ 7,159

The Company incurred losses of $9.1 million and $7.2 million from write-downs of property, plant and equipment for the years ended December 31, 2024 and 2023, respectively. The 2023 write-downs were mainly due to replacement of equipment, outsourcing of certain production processes and the shift in production from the Gen 2.3 battery system to the Z3™ battery system. The 2024 write-downs were primarily related to design changes from the Z3™-Phase 1 to Z3™-Phase 2 production in which the Phase 1 production assets could not be utilized or repurposed for Phase 2 production. Additionally, the 2024 amount contains costs for disposal of equipment and tooling that was used for manufacturing of the Gen 2.3 battery, but cannot be repurposed for the Eos Z3 battery production.

Interest expense, net

($ in thousands)	For the Years Ended December 31, 2024	2023
Interest expense, net	$ (8,718)	$ (18,770)

Interest expense, net includes expenses for accrued interest, amortization of debt issuance costs and debt discounts.

Interest expense, net decreased by $10.1 million for the year ended December 31, 2024, compared to the year ended December 31, 2023. This was mainly due to lower interest expense recognized from the Senior Secured Term Loan due to the loan's extinguishment in June 2024. See Note 13, *Borrowings* for detail of interest expense recognized for the Senior Secured Term Loan.

Interest expense - related parties

($ in thousands)	For the Years Ended December 31, 2024	2023
2021 Convertible Note Payable interest and amortization	$ (14,299)	$ (12,393)
AFG Convertible Note interest and amortization	(6,114)	(4,631)
AFG Convertible Note loss on issuance	—	(2,873)
Yorkville Promissory Notes loss on issuance	—	(17,569)
Capitalized interest from construction in progress assets	914	—
Interest expense, related parties	$ (19,499)	$ (37,466)

See Note 13, *Borrowings* for further discussion.

Change in fair value of debt - related party

The change in the fair value of debt - related party of $33.8 million for the year ended December 31, 2024, related to the Delayed Draw Term Loan. The primary factors contributing to the fair value change was the extension of the maturity date and timing of future cash flows of the DDTL netting with a debt yield reduction which decreased from 47.5% to 30.0% during the year ended December 31, 2024. The change in fair value applicable to the debt yield reduction is included in Change in fair value of debt - credit risk in Accumulated other comprehensive (loss) income.

For the years ended December 31, 2024 and 2023, the change in fair value of warrants was composed of the items below:

	For the Year Ended December 31, 2024
($ in thousands)	Change in Fair Value
IPO warrants	$ (214)
April 2023 Transaction	(50,124)
May 2023 Transaction	(11,582)
December 2023 Public Offering	(109,306)
Change in fair value of warrants	$ (171,226)

	For the Year Ended December 31, 2023		
($ in thousands)	Loss on issuance	Change in Fair Value	Net (Loss) Gain
IPO warrants	$ —	$ 23	$ 23
April 2023 Transaction	(26,366)	18,330	(8,036)
May 2023 Transaction	(5,267)	3,403	(1,864)
December 2023 Public Offering	(21,294)	6,191	(15,103)
Change in fair value of warrants	$ (52,927)	$ 27,947	$ (24,980)

Change in fair value of derivatives - related parties

	For the Years Ended December 31,	
($ in thousands)	2024	2023
Change in fair value of embedded derivatives - related parties	$ (39,932)	$ 9,983
Change in fair value of warrants - related parties	(365,456)	—
Change in fair value of derivatives - related parties	$ (405,388)	$ 9,983

The change in the fair value of embedded derivatives - related parties, was due to our convertible debt (See Note 13, *Borrowings*) and the change in fair value of warrants - related parties was due to changes in fair value of our SPA Warrant and contingent warrants (See Note 14, *Warrants Liability*).

Gain (loss) on debt extinguishment

	For the Years Ended December 31,	
($ in thousands)	2024	2023
Gain (loss) on debt extinguishment	$ 68,478	$ (3,510)

The Company recognized a gain on debt extinguishment of $68.5 million for the year ended December 31, 2024 from the payoff of the Senior Secured Term Loan.

The Company recognized a loss on debt extinguishment of $3.5 million for the year ended December 31, 2023 from the issuance of common stock upon Yorkville's redemption of their convertible promissory notes.

Other expense

	For the Years Ended December 31,	
($ in thousands)	2024	2023
Other expense	$ (8,120)	$ (1,795)

Other expense of $8.1 million for the year ended December 31, 2024 primarily included loss from derecognition of loan commitment assets during 2024 from the Credit and Securities Purchase Transaction. See Note 3, *Credit and Securities Purchase Transaction*, for more information.

Other expense of $1.8 million for the year ended December 31, 2023 included equity issuance costs from the April, May, and December 2023 equity and warrant issuances.

Income tax expense

	For the Years Ended December 31,	
($ in thousands)	2024	2023
Income tax expense	$ 21	$ 31

Income tax expense of approximately $0.02 million and $0.03 million was recorded for the years ended December 31, 2024 and 2023. The taxes are attributable to taxable earnings from the Company's foreign operations which were insignificant for all periods presented.

Liquidity and Capital Resources

Liquidity and Going Concern

As a growth company in the early commercialization stage of its lifecycle, Eos is subject to inherent risks and uncertainties associated with the development of an enterprise. In this regard, substantially all of the Company's efforts to date have been devoted to the development and manufacturing of battery energy storage systems and complementary products and services, recruitment of management and technical staff, deployment of capital to expand the Company's operations to meet customer demand and raising capital to fund the Company's development. However, as a result of these efforts, the Company has incurred significant losses and negative cash flows from operations since its inception and expects to continue to incur such losses and negative cash flows for the foreseeable future until such time that the Company can reach a scale of profitability to sustain its operations.

In order to execute its development strategy, the Company has historically relied on outside capital through the issuance of equity, debt and borrowings under financing arrangements (collectively "outside capital") to fund its cost structure. While the Company believes its recent entry into new credit facilities as discussed below has significantly improved its capital position and provides a path to sustainable operations and profitability, there can be no assurance the Company will be able to achieve such profitability or do so in a manner that does not require additional outside capital. Moreover, while the Company has historically been successful in raising outside capital, there can be no assurance the Company will be able to continue to obtain outside capital in the future or do so on terms that are acceptable to the Company.

As disclosed in Note 3, *Credit and Securities Purchase Transaction,* on June 21, 2024, the Company entered into a financing transaction with CCM Denali Debt Holdings, LP, an affiliate of Cerberus Capital Management LP (herein after referred to as "Cerberus", "Denali", "Lender", "Holder"). As a result of this transaction, Cerberus agreed to provide a $210.5 million secured multi-draw facility to be made in four installments (the "Delayed Draw Term Loan") as well as a $105.0 million revolving credit facility ("Revolving Facility"), to be made available beginning June 21, 2026, at Cerberus' sole discretion and only if the Delayed Draw Term Loan is fully funded. As of the issuance date, the Delayed Draw Term Loan was fully funded. As part of the Credit and Securities Purchase Transaction, Cerberus received warrants and preferred stock resulting in a 33% ownership position in the Company as of the issuance date. This ownership percentage represents $644.8 million in market capitalization based on the February 27, 2025 closing share price of the Company's common stock.

As disclosed in Note 13, *Borrowings*, on November 26, 2024, the Company successfully closed on the DOE Loan Facility, which provides the Company with up to $303.5 million in funding, including capitalized interest, subject to the achievement of certain funding conditions. The DOE Loan Facility provides for a multi draw term loan facility under a series of at least two and, if the Company elects, up to four tranches, subject to the achievement of certain conditions, with each tranche corresponding to the production, maintenance and development, and operation of a given production line to be funded using the proceeds of such tranche. The DOE Loan Facility specifies the maximum amount subject to each tranche (Tranche 1: $102.0 million; Tranche 2: $117.3 million; Tranche 3: $71.8 million; and Tranche 4: $12.3 million), and any amounts which are not withdrawn under a specified tranche cannot be allocated to another tranche. Through December 31, 2024, the Company had drawn down $68.3 million under Tranche 1.

As of the date the accompanying Consolidated Financial Statements were issued (the "issuance date"), management evaluated the significance of the following negative financial conditions in accordance with Accounting Standard Codification 205-40, Going Concern:

- Since its inception, the Company has incurred significant losses and negative cash from operations in order to fund its development. During the year ended December 31, 2024, the Company incurred a net loss of $685.9 million. Adjustments to reconcile the net loss to cash used in operations are primarily from non-cash items on the Consolidated Statements of Cash Flows. The non-cash items totaled $549.2 million. The Company incurred negative cash flows from operations of $153.9 million and had an accumulated deficit of $1,561.7 million as of December 31, 2024.
- As of December 31, 2024, the Company had $74.3 million of unrestricted cash and cash equivalents available to fund the Company's operations, and working capital of $114.9 million, which includes loan commitment assets of $21.7 million classified as current assets on the Consolidated Balance Sheets.
- On June 21, 2024, upon closing of the Credit and Securities Purchase Transaction, Cerberus funded the Company $$75.0 million of the initial draw, and the Company received $71.3 million, net of the 5.0% original issue discount. On August 29, 2024, Cerberus funded the Company $30.0 million ("August Draw"), and the Company received $28.5 million, net of the 5.0% original issue discount. On November 1, 2024, Cerberus funded the Company $65.0 million related to the October 31, 2024 tranche ("October Draw" or "October Tranche"), and the Company received $61.8 million, which is net of the 5.0% original issue discount. On January 24, 2025, Cerberus funded the Company the final $40.5 million related to the January 31, 2025 tranche ("January 2025 Draw"). Subsequent to the January 2025 Draw, the Delayed Draw Term Loan has been fully funded.
- Through December 31, 2024, under the DOE Loan Facility, the Company drew down $68.3 million for the eligible project cost that the Company had incurred through December 6, 2024. These costs are a portion of Tranche 1 of the DOE Loan Facility. Tranche 1 provides up to $102.0 million for eligible costs in connection with the design, construction, installation, startup and shakedown of a battery automation line and related tools. In the event the Company does not achieve certain funding conditions and the DOE chooses not to continue funding, the Company would need to seek alternative sources of capital, which may not be available on favorable terms or at all.

- The Credit and Securities Purchase Transaction and the DOE Loan Facility contain certain quarterly financial covenants, which include (a) Minimum Liquidity, (b) Minimum Consolidated EBITDA, and (c) Minimum Consolidated Revenue (collectively, the "financial covenants"). As of the fiscal quarter ended December 31, 2024, the only financial covenant in effect was Minimum Liquidity. As of December 31, 2024, the Company was in compliance with this covenant, as well as all non-financial covenants and expects to remain in compliance with the Minimum Liquidity covenant over the next twelve month beyond the issuance date. The Minimum Consolidated EBITDA and Minimum Consolidated Revenue financial covenants are effective starting fiscal quarter ending December 31, 2025. As of December 31, 2024, the Company expects that it may be unable to remain in compliance with the Minimum Consolidated EBITDA and Minimum Consolidated Revenue financial covenant beginning December 31, 2025, absent the Company's ability to secure a waiver or amend the Credit and Securities Purchase Transaction and the DOE Loan Facility. In the event the Company is unable to comply with the financial and non-financial covenants as of December 31, 2025, and the Company is unable to secure a waiver, Cerberus and DOE may, at their discretion, enter into a forbearance agreement with the Company and/or exercise any and all of their existing rights and remedies, which may include, among other things, asserting their rights in the Company's assets securing the loans. Moreover, the Company's other lenders may exercise similar rights and remedies under the cross-default provisions of their respective borrowing agreements with the Company.
- In the event the Company's ongoing efforts to raise additional outside capital are unsuccessful, the Company will be unable to meet its obligations as they come due over the next twelve month beyond the issuance date. In such an event, management will be required to seek other strategic alternatives, which may include, among others, a significant curtailment in the Company's operations, a sale of certain of the Company's assets, a sale of the entire Company to strategic or financial investors and/or allowing the Company to become insolvent.

These uncertainties raise substantial doubt about the Company's ability to continue as a going concern. The accompanying Consolidated Financial Statements have been prepared on the basis that the Company will continue to operate as a going concern, which contemplates that the Company will be able to realize assets and settle liabilities and commitments in the normal course of business for the foreseeable future. Accordingly, the accompanying Consolidated Financial Statements do not include any adjustments that may result from the outcome of these uncertainties.

Financing Arrangements

The Company has historically relied on outside capital to fund its cost structure and expects this reliance to continue for the foreseeable future until the Company reaches profitability through its planned revenue generating activities. During 2024, the Company closed on the following capital transactions:

- Under the ATM offering program, for the year ended December 31, 2024, the Company sold 16,627,523 shares raising proceeds of $14.1 million, net of fees paid to Cowen, at an average selling price of $0.87 per share.
- The Company secured a strategic investment of up to $315.5 million from Cerberus. The investment by Cerberus is structured as a $210.5 million Delayed Draw Term Loan to be made in four installments. On June 21, 2024 the first installment of $75.0 million was funded, on August 29, 2024, the second draw of $30.0 million was funded, on October 31, 2024 the third draw of $65.0 million was funded, and on January 24, 2025, the final draw of $40.5 million was funded. As part of the strategic investment, a $105.0 million Revolving Facility can be made available to the Company at the Lenders' sole discretion and only if the Delayed Draw Term Loan is fully funded.

- On November 26, 2024, the Company entered into the DOE Loan Facility which provides for an aggregate principal amount of up to $277.5 million of borrowings and an aggregate capitalized interest of up to $26.0 million. Through December 31, 2024, the Company has drawn down $68.3 million under the DOE Loan Facility, at an interest rate of 4.791% for eligible project costs that the Company has incurred through December 6, 2024. These costs are a portion of Tranche 1 of the DOE Loan Facility, which are related to Line 1. Additional draws under the DOE Loan Facility are subject to our achievement of certain funding conditions, with each Tranche corresponding to the production, maintenance and development, and operation of a given production line to be funded using the proceeds of such Tranche and the principal amount of each Tranche consisting of a maximum principal amount designated for such Tranche in the DOE Loan Facility. Each Tranche provides the Company funding for 80% of the Eligible Project Costs (as defined in the DOE Loan Facility) associated with the corresponding production line, with the Company responsible for funding the remaining 20% of the Project Costs.

See Note 13, *Borrowings,* and Note 20, *Shareholders' Equity* for all of the Company's outstanding debt and equity transactions.

Capital Expenditures

Although the Company expects capital expenditures and working capital requirements to increase as it seeks to execute its growth strategy, total capital expenditures for the years ended December 31, 2024 and December 31, 2023 were $33.2 million and $29.3 million, respectively. The increase in capital expenditures in 2024 was primarily driven by costs incurred for Phase 2 production of the Z3™ battery system. See Note 7, *Property, Plant and Equipment* for further discussion.

Discussion and Analysis of Cash Flows

The Company relies heavily on private placement of convertible notes, term loans, equipment financing and issuance of common stock and warrants. Our short-term working capital needs are primarily related to funding of debt interest payments, repayment of debt principal, product manufacturing, research and development, and general corporate expenses. The Company's long-term working capital needs are primarily related to repayment of long-term debt obligations and capital expenses for capacity expansion and maintenance, equipment upgrades and repair of equipment.

The following table summarizes our cash flows from operating, investing and financing activities for the periods presented.

	For the Years Ended December 31,	
($ in thousands)	2024	2023
Net cash used in operating activities	$ (153,936)	$ (145,018)
Net cash used in investing activities	(33,186)	(29,461)
Net cash provided by financing activities	205,834	227,918

Cash flows from operating activities:

Cash flows used in operating activities primarily comprise of costs related to research and development, manufacturing of products, project commissioning and other general and administrative activities.

Net cash used in operating activities of $153.9 million for the year ended December 31, 2024 was primarily driven by a net loss of $685.9 million, adjusted for non-cash items of $549.2 million. Non-cash items primarily related to stock compensation expense, depreciation and amortization, non-cash interest expense, gain on debt extinguishment, loss from the write-down of property, plant and equipment, and changes in fair value of debt, warrants and derivatives. The net cash outflows from changes in operating assets and liabilities of $17.2 million was primarily driven by an increase in inventory of $20.5 million, decrease in accrued expenses of $14.7 million, and increase in contract assets of $5.7 million, partially offset by an increase in contract liabilities of $19.7 million.

Net cash used in operating activities of $145.0 million for the year ended December 31, 2023 was primarily driven by a net loss of $229.5 million, adjusted for non-cash items of $94.2 million. Non-cash items included stock-based compensation expense, depreciation and amortization, non-cash interest expense, changes in fair value of warrants and derivatives, and loss from the write-down of property, plant and equipment. The net cash outflows from changes in operating assets and liabilities of $9.7 million was primarily driven by decrease in accounts payable of $11.5 million, increase in contract assets of $6.3 million, increase in other receivables of $7.5 million, and increase in grant receivables of $3.0 million, partially offset by an increase in accrued expenses of $19.3 million.

Cash flows from investing activities:

Net cash flows used in investing activities for the year ended December 31, 2024 were primarily composed of payments made for purchases of property, plant and equipment of $33.2 million.

Net cash flows used in investing activities for the year ended December 31, 2023 were primarily composed of payments made for purchases of property, plant and equipment of $29.3 million, which included costs incurred for development and construction of a fully automated manufacturing line for the Z3™ battery.

Cash flows from financing activities:

Net cash provided by financing activities was $205.8 million for the year ended December 31, 2024. This was primarily due to the proceeds received from the Credit and Securities Purchase Transaction of $160.3 million, DOE Loan of $66.6 million, and issuance of common stock of $14.1 million. The proceeds were partially offset by payoff of the Senior Secured Term Loan of $19.9 million, debt issuance costs related to the Credit and Securities Purchase Transaction and DOE Loan of $18.1 million, payments on the equipment financing facility of $3.3 million and share repurchases from employees for tax withholding of $1.2 million.

Net cash provided by financing activities was $227.9 million for the year ended December 31, 2023. This was primarily from the issuance of common stock and warrants in the amount of $192.2 million, as well net proceeds received from the issuance of Yorkville Convertible Promissory Notes and AFG Convertible Notes, totaling $48.1 million. The proceeds were partially offset by equity issuance costs of $5.0 million, debt issuance costs related to the Yorkville Convertible Promissory Notes, AFG Convertible Notes and Senior Secured Term Loan of $4.2 million, payments on the equipment financing facility of $2.9 million and share repurchases from employees for tax withholding purposes of $0.6 million.

Contractual Obligations

The Company has certain obligations and commitments to make future payments under contracts. As of December 31, 2024, this is comprised of the following:

- Future lease payments, including interest, under non-cancellable operating and financing leases of $4.2 million. The leases expire at various dates prior to 2028. See Note 15, *Leases* to our Consolidated Financial Statements included elsewhere in this Annual Report.
- In accordance with the Insurer Letter Agreement, the Company shall pay to the Atlas Insurers $4.0 million on June 30, 2025, subject to the absence of certain events of default under the Credit Agreement.
- Principal and Interest payments related to the following debt obligations. See Note 13, *Borrowings* to our Consolidated Financial Statements included elsewhere in this Annual Report.

		Future Debt Payments
AFG Convertible Notes - due June 2026 [1]	$	32,468
2021 Convertible Notes Payable – due June 2026		134,261
Delayed Draw Term Loan - due June 2034 [1]		701,508
Equipment financing facility - due April 2025 and April 2026		2,596
DOE Loan Facility - due June 2034 [1]		91,470
Total	$	962,303

[1] As of December 31, 2024, the Company is obligated to repay future contractual interest payments for these borrowings in-kind.

Critical Accounting Estimates

Our Consolidated Financial Statements are prepared in conformity with U.S. generally accepted accounting principles. In preparing our Consolidated Financial Statements, we make assumptions, judgments, and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments, and estimates.

Critical accounting estimates are those estimates that involve a significant level of estimation uncertainty and could have a material impact on our financial condition or results of operations.

Warranty Liability

The Company generally provides a standard warranty for a period of two years. We also provide extended warranties and performance guarantees, which are identified as separate performance obligations in the Company's contracts with customers. We accrue warranty reserves at the time of recording the sale. Warranty reserves include management's best estimate of the projected costs to repair or to replace any items under warranty, which is based on various factors including actual claim data to date, results of lab testing, factory quality data, and field monitoring. Due to limited claim experience since commercialization of our product, and the potential for variability in these underlying factors, the difference between our estimated costs and our actual costs could be material to our Consolidated Financial Statements. If actual product failure rates or the frequency or severity of reported claims differ from our estimates, we may be required to revise our estimated warranty liability. We will also update actual warranty experience to determine warranty reserves as such experience becomes available. We review our reserves at least quarterly, seeking to ensure that our accruals are adequate in meeting expected future warranty obligations, and we will adjust our estimates as needed. Initial warranty data can be limited at the early stage in the commercialization of our products and, the adjustments that we record may be material. Thus, it is likely that as we sell additional BESS, we will acquire additional information on the projected costs to repair or replace items under warranty and may need to make additional adjustments (See Note 10, *Accrued Expenses* to our Consolidated Financial Statements included elsewhere in this Annual Report).

Warrants Liability

The Company estimated the fair value of the April 2023 warrants, the May 2023 warrants, and the December 2023 warrants using the Black-Scholes model at inception and on subsequent valuation dates. This model incorporates inputs such as the stock price of the Company, exercise price, risk-free interest rate, expected volatility, and time to expiration. The expected volatility involves unobservable inputs classified as Level 3 of the fair value hierarchy. The sensitivity of the fair value calculation to this assumption could create materially different results under different conditions or using different assumptions. See Note 16, *Fair Value Measurement* to our Consolidated Financial Statements included elsewhere in this Annual Report.

Convertible Notes and Embedded Derivatives

The Company estimated the fair value of the embedded conversion features in the 2021 Convertible Notes and the AFG Convertible Notes using a binomial lattice model at inception and on subsequent valuation dates. This model incorporates inputs such as the stock price of the Company, dividend yield, risk-free interest rate, the effective debt yield and expected volatility. The effective debt yield and volatility involve unobservable inputs classified as Level 3 of the fair value hierarchy. The sensitivity of the fair value calculation to these methods, assumptions, and estimates included could create materially different results under different conditions or using different assumptions. See Note 16, *Fair Value Measurements* to our Consolidated Financial Statements included elsewhere in this Annual Report.

Instruments issued under the Credit and Securities Purchase Transaction (see Note 16, Fair Value Measurement)

The fair value of the Delayed Draw Term Loan was estimated using a discounted cash flow ("DCF") method, based on the contractual cash flows discounted at an effective debt yield. The fair value of the loan commitment asset was estimated using the discounted cash flow model, based on the contractual cash flows discounted at the effective debt yield and considering the probability of achieving certain milestones. The fair value for the SPA Warrant is estimated based on its intrinsic value, using the Eos common stock closing price adjusted by a discount for lack of marketability ("DLOM"), less the exercise price of $0.01 for the SPA Warrant. A DLOM was applied considering the underlying shares of the SPA Warrants are unregistered. The fair value of the Contingent Warrants is estimated based on the underlying Eos common stock closing price adjusted by a DLOM using a Black-Scholes model, considering the probability of achieving certain milestones. A DLOM was applied considering the underlying shares of the Contingent Warrants are unregistered. The fair values for all these instruments are designated as level 3 measurements as they rely on significant unobservable inputs. The significant unobservable inputs for each of these instruments are detailed in Note 16, *Fair Value Measurement*), which include debt yield, DLOM, and milestones achievement expectations. The sensitivity of the fair value calculation to debt yield, DLOM, and milestones achievement expectations could create materially different results under different conditions or using different assumptions.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Liquidity Risk

Liquidity risk arises from the general funding needs of the Company's activities and in the management of the Company's assets and liabilities. Our exposure to liquidity risk is dependent on our ability to raise funds to meet our obligations and sustain operations. We manage liquidity risk by continuously monitoring our actual and forecasted working capital requirements to ensure there is capital to meet short-term, long-term obligations, including our financial covenants under the DOE Loan Facility and Credit and Securities Purchase Transaction (see Note 13, *Borrowings* to our Consolidated Financial Statements included elsewhere in this Annual Report). As disclosed in Note 1, *Overview* to our Consolidated Financial Statements included elsewhere in this Annual Report, there is a substantial doubt about the Company's ability to continue as a going concern. In order to execute its development strategy, the Company has historically relied on outside capital to fund its cost structure and expects to continue to rely on outside capital for the foreseeable future. While the Company believes it will eventually reach a scale of profitability to sustain its operations, there can be no assurance the Company will be able to achieve such profitability or do so in a manner that does not require its continued reliance on outside capital. Moreover, while the Company has historically been successful in raising outside capital, there can be no assurance the Company will be able to continue to obtain outside capital in the future or do so on terms that are acceptable to the Company.

Equity Price Risk

Equity price risk arises from security price volatility. The Company is subject to this risk due to the warrants issued, since they are measured at fair value. See Note 16, *Fair Value Measurement* for warrant valuations and fair values, as of December 31, 2024 and 2023, respectively.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

EOS ENERGY ENTERPRISES, INC.

Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Eos Energy Enterprises, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Eos Energy Enterprises, Inc. (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, shareholders' deficit, and cash flows, for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and may be unable to remain in compliance with financial covenants required by borrowing arrangements absent the Company's ability to secure additional outside capital or obtain a waiver, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Convertible Notes Payable and Warrants Liability - Refer to Notes 13, 14 and 16 to the financial statements

Critical Audit Matter Description

The Company's 2021 Convertible Notes and AFG Convertible Notes (collectively "the Convertible Notes") contain embedded conversion features that are required to be bifurcated from the Convertible Notes and measured at fair value at each reporting period. The Company estimates the fair value of the embedded conversion features using a binomial lattice model at the inception and on subsequent valuation dates. This model incorporates inputs such as the stock price of the Company, dividend yield, risk-free interest rate, the effective debt yield, and expected volatility. The effective debt yield and the expected volatility involve unobservable inputs.

The Company's April 2023 Transaction, May 2023 Transaction, and the December 2023 Public Offering include warrants that are required to be measured at fair value at each reporting period. The Company estimates the fair value of the warrants using a Black-Scholes model at the inception and on subsequent valuation dates. This model incorporates inputs such as the stock price of the Company, exercise price, risk-free interest rate, expected volatility, and time to expiration. The expected volatility involves unobservable inputs.

Unlike the fair value of financial instruments that are readily observable and therefore more easily independently corroborated, the valuation of the embedded conversion features and warrants is inherently subjective and involves the use of complex modeling tools. Auditing the fair value of the embedded conversion features and warrants requires a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the valuation of the (1) embedded conversion features in the Convertible Notes and (2) warrants included the following, among others:

- With the assistance of our fair value specialists, we evaluated the reasonableness of management's valuation methodology and the significant assumptions used in determining the fair value of the embedded conversion features and warrants by:
    - Testing the source information underlying the fair value of the embedded conversion features and the warrants and the mathematical accuracy of the calculations.
    - Developing an independent estimate of the inputs and compared those to the inputs used in the fair value of the embedded conversion features and warrants.
- We evaluated the competency and objectivity of management's expert engaged by the Company to perform the valuation of the embedded conversion features and warrants.

Financial Instruments Associated with the Credit and Securities Purchase Transaction - Refer to Notes 3, 13, 14 and 16 to the financial statements

Critical Audit Matter Description

On June 21, 2024, the Company entered into a (1) credit and guaranty agreement (the "Credit Agreement") with CCM Denali Debt Holdings, LP, and (2) Securities Purchase Agreement (the "SPA") with CCM Denali Equity Holdings, LP (collectively, CCM Denali Debt Holdings, LP and CCM Denali Equity Holdings, LP referred to as "Cerberus") (collectively, the Credit Agreement and the SPA referred to as "Cerberus Agreements").

In conjunction with the Cerberus Agreements, the Company also entered into a payoff letter agreement with ACP Post Oak Credit I LLC and other Atlas Lenders to settle all outstanding obligations under the Atlas Credit Agreement, which were deemed paid and satisfied in full.

Under the terms of the Credit Agreement, Cerberus agreed to provide a (1) $210.5 million secured multi-draw facility to be made in four installments (the "Delayed Draw Term Loan") upon the achievement of certain performance milestones on dates specified in the Credit Agreement, and (2) $105.0 million revolving credit facility, to be made available beginning June 21, 2026, at Cerberus' sole discretion and only if the Delayed Draw Term Loan is fully funded.

Under the terms of the SPA, the Company issued the following (1) a warrant to purchase 43,276,194 shares of Common Stock (the "SPA Warrant"), (2) 59 shares of Series A-1 Preferred Stock, and (3) upon the achievement of performance milestones on dates specified in the Credit Agreement, the Company issued at the option of Cerberus, preferred stock or warrants on common stock, up to an aggregate of 33.0% ownership limitation on a fully diluted basis at such time the Delayed Draw Term Loan is fully drawn (the "Contingent Warrants"). The Contingent Warrants were settled in Preferred Stock upon the successful funding of the Delayed Draw Term Loan on dates specified in the Credit Agreement.

Auditing the accounting for the instruments issued under the Cerberus Agreements, and the settlement of the obligations under the Atlas Credit Agreement, requires a high degree of auditor judgment and an increased extent of effort, including the need to involve professionals in our firm with expertise in financial instruments.

The Credit Agreement contains loan commitment assets, which are required to be measured at fair value upon inception (June 21, 2024), with no subsequent remeasurement. The Company estimates the fair value of the loan commitment asset using the discounted cash flow model, based on the contractual cash flows discounted at the effective debt yield and considering the probability of achieving certain milestones. The milestone achievement expectations and the effective debt yield involve unobservable inputs.

The Company estimates the fair value of the debt issued under the Delayed Draw Term Loan at inception and on subsequent valuation dates using a discounted cash flow method, based on the contractual cash flows discounted at the effective debt yield. The effective debt yield involves unobservable inputs.

The Company estimates the fair value for the SPA warrant issued under the Securities Purchase Agreement at inception and on subsequent valuation dates based on its intrinsic value, using the Company's common stock closing price adjusted by a discount for lack of marketability ("DLOM"), less the exercise price. The DLOM involves unobservable inputs.

The Company estimates the fair value of the Contingent Warrants issued under the Securities Purchase Agreement at inception and on subsequent valuation dates based on the Company's common stock closing price adjusted by a DLOM using Black-Scholes option pricing model, considering the probability of achieving certain milestones. The milestone achievement expectations, the expected volatility, and the DLOM involve unobservable inputs.

Unlike the fair value of financial instruments that are readily observable and therefore more easily independently corroborated, the valuation of the financial instruments associated with the Cerberus Agreements is inherently subjective and involves the use of complex modeling tools. Auditing the fair value of the financial instruments associated with the Cerberus Agreements requires a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the (1) accounting of the instruments issued under the Cerberus Agreements, and the settlement of the obligations under the Atlas Credit Agreement, and (2) valuation of the financial instruments associated with the Cerberus Agreements included the following, among others:

- With the assistance of professionals in our firm with expertise in financial instruments, we evaluated the appropriateness of management's accounting conclusions related to (1) the financial instruments issued under the Cerberus Agreements, and (2) the settlement of the obligations under the Atlas Credit Agreement.
- With the assistance of our fair value specialists, we evaluated the reasonableness of management's valuation methodology and the significant assumptions used in determining the fair value of the financial instruments issued under the Cerberus Agreements by:

- Testing the source information underlying the fair value of the financial instruments issued under the Cerberus Agreements and the mathematical accuracy of the calculations.
    - Developing an independent estimate of the inputs and compared those to the inputs used in the fair value of the financial instruments issued under the Cerberus Agreements.
- We evaluated the competency and objectivity of management's expert engaged by the Company to perform the accounting and valuation of the financial instruments associated with the Cerberus Agreements, and the settlement of the obligations under the Atlas Credit Agreement.

/s/ Deloitte & Touche LLP

New York, NY
March 4, 2025

We have served as the Company's auditor since 2017.

EOS ENERGY ENTERPRISES, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31, 2024	December 31, 2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 74,292	$ 69,473
Restricted cash	14,070	3,439
Loan commitment assets - related party	21,731	—
Accounts receivable, net	3,038	3,387
Inventory	32,826	17,070
Vendor deposits	17,419	7,161
Contract assets, current	13,096	6,386
Prepaid expenses	938	1,082
Grant receivable, net	2,283	3,256
Other receivables	—	7,500
Other current assets	219	3,577
Total current assets	179,912	122,331
Property, plant and equipment, net	45,660	37,855
Intangible assets, net	240	295
Goodwill	4,331	4,331
Operating lease right-of-use asset, net	2,909	4,033
Long-term restricted cash	15,000	11,755
Other assets, net	12,266	5,892
Total assets	$ 260,318	$ 186,492
LIABILITIES		
Current liabilities:		
Accounts payable	$ 16,723	$ 20,540
Accrued expenses	22,032	32,332
Operating lease liability, current	1,879	1,496
Long-term debt, current	2,014	3,332
Contract liabilities, current	22,039	3,070
Other current liabilities	288	100
Total current liabilities	64,975	60,870
Long-term liabilities:		
Operating lease liability	1,628	3,350
Long-term debt	65,823	88,002
Notes payable - related party	249,059	112,525
Contract liabilities, long-term	4,310	3,540
Warrants liability	189,591	27,461
Warrants liability - related party	266,630	—
Other liabilities	69	1,544
Total long-term liabilities	777,110	236,422
Total liabilities	842,085	297,292

EOS ENERGY ENTERPRISES, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31, 2024	December 31, 2023
COMMITMENTS AND CONTINGENCIES (NOTE 17)		
SERIES B PREFERRED STOCK (NOTE 3) - related party	488,696	—
SHAREHOLDERS' DEFICIT		
Common Stock, $0.0001 par value, 600,000,000 shares authorized, 221,791,205 and 199,133,827 shares outstanding at December 31, 2024 and 2023, respectively	23	21
Additional paid in capital	534,726	765,018
Accumulated deficit	(1,561,716)	(875,846)
Accumulated other comprehensive loss - related party	(43,490)	—
Accumulated other comprehensive (loss) income	(6)	7
Total shareholders' deficit	(1,070,463)	(110,800)
Total liabilities, preferred stock and shareholders' deficit	$ 260,318	$ 186,492

The accompanying notes are an integral part of these Consolidated Financial Statements.

EOS ENERGY ENTERPRISES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except share and per share amounts)

	For the Years Ended December 31,	
	2024	2023
Revenue	$ 15,606	$ 16,378
Cost of goods sold	98,867	89,798
Gross profit (loss)	(83,261)	(73,420)
Operating expenses		
Research and development expenses	22,758	18,708
Selling, general and administrative expenses	60,047	53,650
Loss from write-down of property, plant and equipment	9,133	7,159
Total operating expenses	91,938	79,517
Operating income (loss)	(175,199)	(152,937)
Other (expense) income		
Interest expense, net	(8,718)	(18,770)
Interest expense – related parties	(19,499)	(37,466)
Change in fair value of debt - related party	33,823	—
Change in fair value of warrants	(171,226)	(24,980)
Change in fair value of derivatives - related parties	(405,388)	9,983
Gain (loss) on debt extinguishment	68,478	(3,510)
Other expense	(8,120)	(1,795)
Loss before income taxes	$ (685,849)	$ (229,475)
Income tax expense	21	31
Net loss attributable to shareholders	$ (685,870)	$ (229,506)
Accretion of Preferred Stock - related party	(278,330)	—
Net loss attributable to common shareholders	$ (964,200)	$ (229,506)
Other comprehensive (loss) income attributable to common shareholders		
Change in fair value of debt - credit risk - related party	(43,490)	—
Foreign currency translation adjustment	(13)	1
Comprehensive loss attributable to common shareholders	$ (1,007,703)	$ (229,505)
Basic and diluted loss per share attributable to common shareholders		
Basic	$ (4.55)	$ (1.81)
Diluted	$ (4.55)	$ (1.81)
Weighted average shares of common stock		
Basic	212,039,775	126,967,756
Diluted	212,039,775	126,967,756

The accompanying notes are an integral part of these Consolidated Financial Statements.

EOS ENERGY ENTERPRISES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT
(In thousands, except share and per share amounts)

	Common Stock		Additional	Accumulated Other Comprehensive	Accumulated	
	Shares	Amount	Paid in Capital	Income (Loss)	Deficit	Total
Balances on December 31, 2022	82,653,781	$ 9	$ 513,614	$ 6	$ (646,340)	$ (132,711)
Stock-based compensation	—	—	14,057	—	—	14,057
Exercise of stock options	262,500	—	353	—	—	353
Release of restricted stock units	1,707,292	—	—	—	—	—
Cancellation of shares used to settle payroll tax withholding	(331,559)	—	(633)	—	—	(633)
Issuance of common stock	114,841,813	12	237,627	—	—	237,639
Foreign currency translation adjustment	—	—	—	1	—	1
Net loss	—	—	—	—	(229,506)	(229,506)
Balances on December 31, 2023	199,133,827	$ 21	$ 765,018	$ 7	$ (875,846)	$ (110,800)
Stock-based compensation	—	—	18,533	—	—	18,533
Exercise of warrants	4,682,767	—	16,590	—	—	16,590
Exercise of stock options	44,000	—	56	—	—	56
Release of restricted stock units	2,052,963	—	—	—	—	—
Cancellation of shares used to settle payroll tax withholding	(749,875)	—	(1,228)	—	—	(1,228)
Issuance of common stock	16,627,523	2	14,087	—	—	14,089
Accretion of Preferred Stock - related party	—	—	(278,330)	—	—	(278,330)
Foreign currency translation adjustment	—	—	—	(13)	—	(13)
Change in fair value of debt - credit risk - related party	—	—	—	(43,490)	—	(43,490)
Net loss	—	—	—	—	(685,870)	(685,870)
Balances on December 31, 2024	221,791,205	$ 23	$ 534,726	$ (43,496)	$ (1,561,716)	$ (1,070,463)

The accompanying notes are an integral part of these Consolidated Financial Statements.

EOS ENERGY ENTERPRISES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share and per share amounts)

	December 31, 2024	December 31, 2023
Cash flows from operating activities		
Net loss	$ (685,870)	$ (229,506)
Adjustment to reconcile net loss to net cash used in operating activities		
Stock-based compensation	18,780	14,057
Depreciation and amortization	7,899	9,751
Loss from write-down of property, plant and equipment	9,133	7,159
Amortization of right-of-use assets	1,233	1,023
Non-cash interest expense	5,333	4,972
Non-cash interest expense - related parties	19,499	36,903
(Gain) loss on debt extinguishment	(68,478)	3,510
Change in fair value of debt - related party	(33,823)	—
Change in fair value of warrants	171,226	24,980
Change in fair value of derivatives - related parties	405,388	(9,983)
Other	12,984	1,850
Changes in operating assets and liabilities:		
Prepaid expenses	144	1,207
Inventory	(20,498)	6,190
Accounts receivable	349	(1,713)
Vendor deposits	350	(2,377)
Contract assets	(5,737)	(6,322)
Grant receivable	973	(2,993)
Accounts payable	(4,565)	(11,475)
Accrued expenses	(14,687)	19,349
Operating lease liabilities	(1,448)	(1,130)
Contract liabilities	19,739	1,804
Other receivables	7,500	(7,500)
Other	640	(4,774)
Net cash used in operating activities	(153,936)	(145,018)
Cash flows from investing activities		
Purchases of intangible assets	(34)	(138)
Purchases of property, plant and equipment	(33,152)	(29,323)
Net cash used in investing activities	(33,186)	(29,461)
Cash flows from financing activities		
Proceeds received from Credit and Securities Purchase Transaction, net - related party	160,325	—
Proceeds received from DOE Loan, net of fees paid to lender	66,614	—
Proceeds from issuance of convertible notes payable – related party, net of discount	—	48,050
Payment of debt issuance costs - related party	(12,238)	(1,116)
Payoff of Senior Secured Term Loan	(19,946)	—
Payment of debt issuance costs	(5,905)	(3,046)
Principal payments on finance lease obligations	(99)	(96)

EOS ENERGY ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share and per share amounts)

	December 31,	
	2024	**2023**
Repayment of equipment financing facility	(3,326)	(2,867)
Proceeds from issuance of common stock	14,089	92,916
Proceeds from issuance of common stock and warrants	—	99,251
Payment of equity issuance costs	—	(5,003)
Proceeds from exercise of stock options	56	462
Proceeds from exercise of warrants	7,492	—
Repurchase of shares from employees for income tax withholding purposes	(1,228)	(633)
Net cash provided by financing activities	205,834	227,918
Effect of foreign exchange on cash, cash equivalents and restricted cash	(17)	5
Net increase in cash, cash equivalents and restricted cash	18,695	53,444
Cash, cash equivalents and restricted cash, beginning of year	84,667	31,223
Cash, cash equivalents and restricted cash, end of year	$ 103,362	$ 84,667
Non-cash investing and financing activities:		
Right-of-use operating lease assets in exchange for lease liabilities	$ 109	$ 718
Fixed assets acquired with finance lease	—	125
Accrued and unpaid debt issuance costs	3,278	—
Accrued and unpaid capital expenditures	1,298	548
Accretion of preferred stock - related party	278,330	—
Issuance of convertible notes for interest paid-in-kind - related parties	11,977	10,327
Issuance of common stock upon settlement of Yorkville Convertible Notes	—	51,023
Supplemental disclosures		
Cash paid for interest	$ 4,395	$ 15,133

The accompanying notes are an integral part of these Consolidated Financial Statements.

(In thousands, except share and per share amounts)

1. Overview

Eos Energy Enterprises, Inc. (the "Company," "we," "us," "our," and "Eos") designs, develops, manufactures, and markets innovative energy storage solutions for utility-scale, microgrid, and commercial & industrial ("C&I") applications. Eos developed a broad range of intellectual property with multiple patents covering unique battery chemistry, mechanical product design, energy block configuration and a software operating system (Battery Management System). The Company has only one operating and reportable segment. See Note 22, *Segment Reporting*, for further discussion.

Liquidity and Going Concern

As a growth company in the early commercialization stage of its lifecycle, Eos is subject to inherent risks and uncertainties associated with the development of an enterprise. In this regard, substantially all of the Company's efforts to date have been devoted to the development and manufacturing of battery energy storage systems and complementary products and services, recruitment of management and technical staff, deployment of capital to expand the Company's operations to meet customer demand and raising capital to fund the Company's development. However, as a result of these efforts, the Company has incurred significant losses and negative cash flows from operations since its inception and expects to continue to incur such losses and negative cash flows for the foreseeable future until such time that the Company can reach a scale of profitability to sustain its operations.

In order to execute its development strategy, the Company has historically relied on outside capital through the issuance of equity, debt and borrowings under financing arrangements (collectively "outside capital") to fund its cost structure. While the Company believes its recent entry into new credit facilities as discussed below has significantly improved its capital position and provides a path to sustainable operations and profitability, there can be no assurance the Company will be able to achieve such profitability or do so in a manner that does not require additional outside capital. Moreover, while the Company has historically been successful in raising outside capital, there can be no assurance the Company will be able to continue to obtain outside capital in the future or do so on terms that are acceptable to the Company.

As disclosed in Note 3, *Credit and Securities Purchase Transaction,* on June 21, 2024, the Company entered into a financing transaction with CCM Denali Debt Holdings, LP, an affiliate of Cerberus Capital Management LP (herein after referred to as "Cerberus", "Denali", "Lender", "Holder"). As a result of this transaction, Cerberus agreed to provide a $210,500 secured multi-draw facility to be made in four installments (the "Delayed Draw Term Loan") as well as a $105,000 revolving credit facility ("Revolving Facility"), to be made available beginning June 21, 2026, at Cerberus' sole discretion and only if the Delayed Draw Term Loan is fully funded. As of the issuance date, the Delayed Draw Term Loan was fully funded. As part of the Credit and Securities Purchase Transaction, Cerberus received warrants and preferred stock resulting in a 33% ownership position in the Company as of the issuance date. This ownership percentage represents $644,823 in market capitalization based on the February 27, 2025 closing share price of the Company's common stock.

As disclosed in Note 13, *Borrowings*, on November 26, 2024, the Company successfully closed on the DOE Loan Facility, which provides the Company with up to $303,450 in funding, including capitalized interest, subject to the achievement of certain funding conditions. The DOE Loan Facility provides for a multi draw term loan facility under a series of at least two and, if the Company elects, up to four tranches, subject to the achievement of certain conditions, with each tranche corresponding to the production, maintenance and development, and operation of a given production line to be funded using the proceeds of such tranche. The DOE Loan Facility specifies the maximum amount subject to each tranche (Tranche 1: $101,979; Tranche 2: $117,326; Tranche 3: $71,836; and Tranche 4: $12,309), and any amounts which are not withdrawn under a specified tranche cannot be allocated to another tranche. Through December 31, 2024, the Company had drawn down $68,279 under Tranche 1.

As of the date the accompanying Consolidated Financial Statements were issued (the "issuance date"), management evaluated the significance of the following negative financial conditions in accordance with Accounting Standard Codification 205-40, Going Concern:

(In thousands, except share and per share amounts)

1. Overview (cont.)

- Since its inception, the Company has incurred significant losses and negative cash from operations in order to fund its development. During the year ended December 31, 2024, the Company incurred a net loss of $685,870. Adjustments to reconcile the net loss to cash used in operations are primarily from non-cash items on the Consolidated Statements of Cash Flows. The non-cash items totaled $549,174. The Company incurred negative cash flows from operations of $153,936 and had an accumulated deficit of $1,561,716 as of December 31, 2024.
- As of December 31, 2024, the Company had $74,292 of unrestricted cash and cash equivalents available to fund the Company's operations, and working capital of $114,937, which includes loan commitment assets of $21,731 classified as current assets on the Consolidated Balance Sheets.
- On June 21, 2024, upon closing of the Credit and Securities Purchase Transaction, Cerberus funded the Company $75,000 of the initial draw, and the Company received $71,250, net of the 5.0% original issue discount. On August 29, 2024, Cerberus funded the Company $30,000 ("August Draw"), and the Company received $28,500, net of the 5.0% original issue discount. On November 1, 2024, Cerberus funded the Company $65,000 related to the October 31, 2024 tranche ("October Draw" or "October Tranche"), and the Company received $61,750, which is net of the 5.0% original issue discount. On January 24, 2025, Cerberus funded the Company the final $40,500 related to the January 31, 2025 tranche ("January 2025 Draw"). Subsequent to the January 2025 Draw, the Delayed Draw Term Loan has been fully funded.
- Through December 31, 2024, under the DOE Loan Facility, the Company drew down $68,279 for the eligible project cost that the Company had incurred through December 6, 2024. These costs are a portion of Tranche 1 of the DOE Loan Facility. Tranche 1 provides up to $101,979 for eligible costs in connection with the design, construction, installation, startup and shakedown of a battery automation line and related tools. In the event the Company does not achieve certain funding conditions and the DOE chooses not to continue funding, the Company would need to seek alternative sources of capital, which may not be available on favorable terms or at all.
- The Credit and Securities Purchase Transaction and the DOE Loan Facility contain certain quarterly financial covenants, which include (a) Minimum Liquidity, (b) Minimum Consolidated EBITDA, and (c) Minimum Consolidated Revenue (collectively, the "financial covenants"). As of the fiscal quarter ended December 31, 2024, the only financial covenant in effect was Minimum Liquidity. As of December 31, 2024, the Company was in compliance with this covenant, as well as all non-financial covenants and expects to remain in compliance with the Minimum Liquidity covenant over the next twelve month beyond the issuance date. The Minimum Consolidated EBITDA and Minimum Consolidated Revenue financial covenants are effective starting fiscal quarter ending December 31, 2025. As of December 31, 2024, the Company expects that it may be unable to remain in compliance with the Minimum Consolidated EBITDA and Minimum Consolidated Revenue financial covenant beginning December 31, 2025, absent the Company's ability to secure a waiver or amend the Credit and Securities Purchase Transaction and the DOE Loan Facility. In the event the Company is unable to comply with the financial and non-financial covenants as of December 31, 2025, and the Company is unable to secure a waiver, Cerberus and DOE may, at their discretion, enter into a forbearance agreement with the Company and/or exercise any and all of their existing rights and remedies, which may include, among other things, asserting their rights in the Company's assets securing the loans. Moreover, the Company's other lenders may exercise similar rights and remedies under the cross-default provisions of their respective borrowing agreements with the Company.
- In the event the Company's ongoing efforts to raise additional outside capital are unsuccessful, the Company will be unable to meet its obligations as they come due over the next twelve month beyond the issuance date. In such an event, management will be required to seek other strategic alternatives, which may include, among others, a significant curtailment in the Company's operations, a sale of certain of the Company's assets, a sale of the entire Company to strategic or financial investors and/or allowing the Company to become insolvent.

1. Overview (cont.)

These uncertainties raise substantial doubt about the Company's ability to continue as a going concern. The accompanying Consolidated Financial Statements have been prepared on the basis that the Company will continue to operate as a going concern, which contemplates that the Company will be able to realize assets and settle liabilities and commitments in the normal course of business for the foreseeable future. Accordingly, the accompanying Consolidated Financial Statements do not include any adjustments that may result from the outcome of these uncertainties.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification™ ("ASC") and related updates ("ASU"). The financial statements include the accounts of the Company and its subsidiaries and have been prepared in accordance with GAAP. All intercompany transactions and balances have been eliminated in consolidation.

Reclassification of Prior Year Presentation

Certain prior year amounts have been reclassified for consistency with the current year presentation. In the Consolidated Statements of Operations, Gross profit (loss) has been introduced, reflecting Total revenue less Cost of goods sold. This addition does not impact the reported Net loss.

Foreign Currency

The Company follows the provisions of ASC 830, *Foreign Currency Matters*. The Company's foreign subsidiaries use the local currency of their respective countries as their functional currency. The assets and liabilities of foreign operations are translated at the exchange rates in effect at the balance sheet date. The operating results of foreign operations are translated at weighted average exchange rates. The related translation gains or losses are reported as a separate component of shareholders' deficit in accumulated other comprehensive loss. Gains and losses from foreign currency transactions, which were insignificant for years ended December 31, 2024 and 2023, are included as other expense in the Consolidated Statements of Operations and Comprehensive Loss.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Expected Credit Losses

The Company evaluates the creditworthiness of its customers. If the collection of any specific receivable is doubtful, an allowance is recorded in the allowance for expected credit losses. As of December 31, 2024 and 2023, the allowances for expected credit loss related to Accounts Receivable was $40 and $26, respectively. The Company also has an immaterial allowance related to its Notes Receivable, net, which is included in Other assets on the accompanying Consolidated Balance Sheets.

Cash, Cash Equivalents, and Restricted Cash

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value.

2. Summary of Significant Accounting Policies (cont.)

Embedded derivatives

Some of our debt and preferred stock financings contain embedded features, such as conversion features and redemption features. The Company evaluates each agreement to determine whether the embedded feature requires bifurcation from the host instrument, in which case would require to be accounted for as a derivative liability. The Company uses valuation models to estimate the fair value of the embedded derivatives. The change in fair value of the embedded derivatives is presented separately on the Consolidated Statements of Operations and Comprehensive Loss.

Earnings (loss) Per Share

In accordance with the provisions of ASC Topic 260, *Earnings per Share*, basic earnings per share ("EPS") is computed by dividing earnings available to common shareholders by the weighted average number of shares of common stock outstanding during the period. The Preferred Series B is a participating security that does not have the obligation to share in the losses of the Company. Therefore, the more dilutive of the "if-converted" and "two-class" method must be applied when calculating EPS for the common shares. Management has elected to recognize changes in the redemption value of the Series B Preferred Stock. At each balance sheet date, the redemption value of the Series B Preferred Stock will be calculated, and if the redemption value is greater than the carrying value, the carrying value will be accreted to the redemption value. The accretion is recorded as a deemed dividend, which, in the absence of Retained earnings, reduces additional paid in capital and earnings available to common shareholders in computing basic and diluted EPS. Other potentially dilutive common shares and the related impact to earnings, are considered when calculating EPS on a diluted basis. See Note 21, *Earnings Per Share* for further information.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, notes receivable, contract assets, accounts payable, accrued expenses, warrants, notes payable — related party, contract liabilities, and long-term debt.

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, contract assets, contract liabilities and accounts payable are considered to be representative of their fair value due to the short maturity of these instruments.

Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Inputs that are generally unobservable and typically reflect management's estimate of assumptions that market participants would use in pricing the asset or liability.

Goodwill

Goodwill consists of the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. Goodwill is reviewed for impairment each year using a qualitative or quantitative process that is performed at least annually or whenever events or circumstances indicate a likely reduction in the fair value of a reporting unit below its carrying amount.

2. Summary of Significant Accounting Policies (cont.)

Prior to performing a quantitative evaluation, an assessment of qualitative factors may be performed to determine whether it is more likely than not that the fair value of a reporting unit exceeds the carrying value. If it is determined that it is unlikely that the carrying value exceeds the fair value, the Company is not required to complete the quantitative goodwill impairment evaluation. If it is determined that the carrying value may exceed fair value when considering qualitative factors, a quantitative goodwill impairment evaluation is performed. When performing the quantitative evaluation, if the carrying value of the reporting unit exceeds its fair value, an impairment loss equal to the difference will be recorded.

The Company completed the annual goodwill impairment test as of November 30, 2024, using a qualitative assessment for the reporting unit. The Company concluded that it is more likely than not that the fair value of the reporting unit is greater than the carrying amount, and a quantitative goodwill impairment test was not necessary. As a result of the annual assessment, there were no impairment charges for the year ended December 31, 2024.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An assessment is performed to determine whether the depreciation and amortization of long-lived assets over their remaining lives can be recovered through projected undiscounted future cash flows. The amount of any long-lived asset impairment is measured based on fair value and is charged to operations in the period in which a long-lived assets impairment is determined by management.

Income Taxes and Deferred Taxes

The Company complies with the accounting and reporting requirements of FASB ASC Topic 740, *Income Taxes* ("ASC 740"). Income taxes are computed under the asset and liability method reflecting both current and deferred taxes, which reflect the tax impact of all events included in the financial statements. The balance sheet approach (i) reflects a current tax liability or asset recognized for estimated taxes payable or refundable on tax returns for the current and prior years, (ii) reflects a deferred tax liability or asset recognized for the estimated future tax effects attributable to temporary differences and carryforwards, (iii) measures current and deferred tax liabilities and assets using the enacted tax rate of which the effects of future changes in tax laws or rates are not anticipated, and (iv) reduces deferred tax assets, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The Company recognizes deferred tax assets only to the extent that management concludes these assets are more-likely-than-not to be realized. Significant judgement is required in assessing and estimating the more-likely-than-not tax consequences of the events included in the financial statements. Management considers all available positive and negative evidence, including future reversals of existing temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (i) management determines whether it is more-likely-than-not that the tax position will be sustained on the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Intangible Assets, net

Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives.

Inventory

2. Summary of Significant Accounting Policies (cont.)

Inventories are stated at the lower of cost or net realizable value. Cost is computed using standard cost which approximates actual cost on a first-in, first-out basis. The Company records inventory when it takes delivery and title to the product according to the terms of each supply contract.

The Company evaluates its ending inventories for excess quantities and obsolescence. A valuation allowance is recorded for inventories that management considers excess or obsolete. Management considers forecasted demand in relation to the inventory on hand, competitiveness of product offerings, market conditions and product life cycles when determining excess and obsolescence and net realizable value adjustments. Once inventory is written down and a new cost basis is established, it is not written back up if demand increases.

Leases

The Company accounts for its leases under ASU 2016-02, *Leases* ("ASC 842"). Under ASC 842, the right-of-use ("ROU") assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The discount rate used to calculate the present value represents our collateralized incremental borrowing rate and is calculated based on the treasury yield curve that is commensurate with the term of each lease, and a spread representative of our borrowing costs. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Leases may be classified as either operating leases or finance leases. Leases with an initial term of 12 months or less are excluded from the scope of ROU assets and liabilities, as allowed by ASC 842.

The Company has lease agreements with lease and non-lease components. The Company has elected the practical expedient to account for non-lease components as part of the lease component for all asset classes. The majority of the Company's lease agreements are real estate leases.

Property, Plant and Equipment, net

Equipment is stated at cost, less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives of the improvements or the life of the lease. Maintenance and repair expenditures are expensed as incurred. Expenditures which significantly improve or extend the life of an asset are capitalized.

Construction in Progress

Included in property, plant, and equipment is construction in progress. Costs related to the design, development, and construction of large capital projects are accumulated in construction in progress until the project is complete. A construction project is considered substantially complete upon the cessation of construction and development activities. Once the project is substantially complete and ready for its intended use these costs are amortized on a straight-line basis over the asset's estimated useful life. A portion of construction in progress also includes capitalized interest. Interest costs incurred during construction of large capital projects are capitalized as construction in progress until the underlying asset is ready for its intended use, at which point the interest costs are amortized as depreciation expense over the life of the underlying asset. Interest is capitalized using a weighted average effective interest rate applicable to borrowings outstanding during the period to which it is applied.

Research and Development Expenses

Research and development costs are expensed as incurred, which include materials, supplies, salaries, benefits and other costs related to research, development and testing of products.

2. Summary of Significant Accounting Policies (cont.)

Revenue Recognition

Revenue is earned from the sales, installation, and commissioning of BESS, the terms of which are dictated by supply agreements the Company enters into with its customers. Revenue is recognized to depict the transfer of promised goods and/or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring the promised goods and/or services to the customer. As most contracts contain multiple goods or services delivered to the customer at different times, the transaction price is allocated to each good or service based on the relative standalone selling price and revenue is recognized when or as the performance obligation is satisfied. The Company uses either the expected cost-plus margin approach or adjusted market assessment approach to estimate the standalone selling prices of its goods and services.

Product Revenue

Product revenue is comprised of revenue from the BESS, along with other products, including marshalling cabinets, spare parts, transformers and inverters. It is recognized when control transfers, as determined by the specific terms outlined in each contract. If not specifically defined in the contract, the timing around the transfer of control is based on the shipping terms, which vary by contract, but are generally either Delivered-at-Place ("DAP") Destination or Exworks. Many of the Company's contracts with customers contain some component of variable consideration. The Company estimates variable consideration, such as refunds, penalties including liquidated damages, and the customer's right to return, using the expected value method, and adjusts transaction price for its estimate of variable consideration. We update our estimates of variable consideration and adjust the transaction price accordingly by recording an adjustment to net revenue and refund liability with respect to variable consideration such as penalties, refunds, and credits to customers. The Company has concluded that its estimation of variable consideration results in an adjustment to the transaction price such that it is probable that a significant reversal of cumulative revenue would not occur in the future.

Shipping and handling costs are included in cost of goods sold. Sales tax collected from customers are recorded on a net basis and therefore, not included in revenue. Sales tax is recorded as a liability (payable) until remitted to governmental authorities.

Service Revenue

Service revenue includes commissioning, installation and engineering, procurement and construction revenue. As the customer simultaneously receives and consumes the benefits provided by the Company's performance, these performance obligations are satisfied over time. The Company uses an input method to measure progress towards satisfaction. If at any time management determines that in the case of a particular contract total costs will exceed total contract revenue, a provision for the entire anticipated contract loss is recorded at that time.

Warranty related revenue

In addition to a standard two-year limited warranty against defects, the Company offers customers the option to purchase an extended warranty, a maintenance and monitoring service and/or a performance guarantee. As the standard two-year limited warranty is classified as an assurance-type warranty, based on criteria set forth in ASC 606, it is not accounted for as a separate performance obligation. The extended warranty, maintenance and monitoring service warranty and performance guarantee, however, represent distinct services and are accounted for as separate performance obligations based on a time-lapsed measure of progress resulting in a ratable recognition of revenue over the respective performance period. For these performance obligations, at any time if management determines that in the case of a particular warranty that total costs will exceed total warranty revenue, a provision for the entire anticipated warranty loss is recorded at that time and included in warranty liability on the Consolidated Balance Sheets.

2. Summary of Significant Accounting Policies (cont.)

Contract Assets and Contract Liabilities

The Company recognizes contract assets for certain contracts in which revenue recognition performance obligations have been satisfied, however invoicing to the customer has not yet occurred. Contract liabilities primarily relate to consideration received from customers in advance of the Company's satisfying performance obligations under contractual arrangements. Contract balances are reported in a net contract asset or liability position on a contract-by-contract basis at the end of each reporting period. Payment terms are generally aligned with meeting various contractual milestones, beginning with purchase order execution and extending through manufacturing release, ready to ship, delivery and commissioning.

Practical Expedients and Exemptions

As permitted by ASC 606, *Revenue from Contracts with Customers ("ASC 606")*, the Company elected to use certain practical expedients.

- The Company treats costs associated with obtaining new contracts as expenses when incurred if the amortization period of the asset recognized by the Company is one year or less.
- The Company has elected to exclude sales and other similar taxes from the transaction price.
- If shipping and handling activities are performed after a customer obtains control of the good, the Company has elected to account for shipping and handling as activities to fulfil the promise to transfer the good. All elections are consistently applied to similar transactions.

Stock-Based Compensation

The Company's stock-based compensation expense consists of:

- Stock options.
- Restricted stock units awards ("RSU").
- Performance-based restricted stock units ("PRSU").
- Performance-based milestone awards ("Milestone PRSU").

Stock-based compensation is estimated at the grant date based on the fair value of the award and is recognized as expense over the requisite service period of the award. For stock option awards, the Company uses the Black-Scholes option pricing model to estimate the fair value. For RSUs and Milestone PRSUs, the Company uses the Company's stock price on date of grant to estimate fair value. For PRSUs, the fair value is estimated using a Monte Carlo simulation in an option pricing framework.

The Company recognizes compensation cost on a straight-line basis over the requisite service period of the award, which is generally the award vesting period. Stock options generally have a term of five to ten years and vest over periods ranging from three months to two years. RSUs generally vest over periods from one to three years. PRSUs generally vest over two to three years. For PRSUs and Milestone PRSUs, stock-based compensation expense is recognized on a straight-line basis based on management's estimation of achievement of performance conditions (see Note 18, *Stock Based Compensation* for further discussion). The Company recognizes forfeitures as incurred.

Warranty liability

Warranty obligations are incurred in connection with the sale of the Company's products. Costs to provide for warranty obligations are estimated and recorded as a liability at the time of recording the sale. Warranty reserves include management's best estimate of the projected costs to repair or to replace any items under warranty, which is based on various factors, including the use of actual claim data to date, results of lab testing, factory quality data, and field monitoring.

Series A and B Preferred Stock

As discussed in Note 3, *Credit and Securities Purchase Transaction,* the Company issued shares of (1) Series A-1 Preferred Stock and Series A-2 Preferred Stock (collectively "Series A Preferred Stock") in June 2024 and August 2024, respectively, which were subsequently converted into shares of Series B-1 Preferred Stock and Series B-2

(In thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (cont.)

Preferred Stock, respectively, in September 2024, and (2) Series B-3 Preferred Stock in November 2024 (collectively, with the Series B-1 Preferred Stock, Series B-2 Preferred Stock and Series B-3 Preferred Stock, the "Series B Preferred Stock" and together with Series A Preferred Stock, "the Preferred Stock"). The Preferred Stock is redeemable based upon the passage of time and therefore meets the criteria to be classified within temporary equity. Management has elected to recognize changes in the redemption value pursuant to ASC 480-10-S99-3A-15(b). As a result, the Company will remeasure the Preferred Stock to the maximum redemption value at each reporting date but will never be adjusted below its initial carrying value. Adjustments are reflected in Additional paid in capital on the Company's Consolidated Balance Sheets.

Production Tax Credits under Internal Revenue Code 45X ("PTC")

Since the PTC is a refundable credit (i.e., a credit with a direct-pay option available), the PTC is outside the scope of ASC 740. Therefore, the Company accounts for the PTC under a government grant model. GAAP does not address the accounting for government grants received by a business entity that are outside the scope of ASC 740. The Company's accounting policy is to analogize to IAS 20, *Accounting for Government Grants and Disclosure of Government Assistance,* under IFRS Accounting Standards. Under IAS 20, once it is reasonably assured that the entity will comply with the conditions of the grant, the grant money is recognized on a systematic basis over the periods in which the entity recognizes the related expenses or losses for which the grant money is intended to compensate. The Company recognizes grants once it is probable that both of the following conditions will be met: (1) the Company is eligible to receive the grant and (2) the Company is able to comply with the relevant conditions of the grant. The PTC is a non-monetary asset since the Company's intention is to sell the tax credit to a third-party and is recorded at the value that is expected to be received from the sale in Grant Receivable, net on the Company's Consolidated Balance Sheets and is subsequently recognized in Cost of goods sold in the Consolidated Statements of Operations and Comprehensive Loss when the inventory is sold. In the event the PTC is sold, upon the receipt of the cash payments, the Company will record offsets to Grant Receivable, net. Differences in the recorded value of the PTC and the sale price will be recognized as an adjustment to cost of goods sold in the Consolidated Statements of Operations and Comprehensive Loss.

Fair Value Option

The Company has elected the option under ASC 825-10, *Financial Instruments* ("ASC 825"), to measure the Delayed Draw Term Loan, including all tranches of fundings received in 2024 (see Note 3, C*redit and Securities Purchase Transaction*) at fair value. The fair value option may be elected on an instrument-by-instrument basis and is irrevocable unless a new election date occurs. When the fair value option is elected for an instrument, unrealized gains and losses for such instrument is reported in the Consolidated Statements of Operations and Comprehensive Loss at each subsequent reporting date. Upfront costs and fees related to items for which the fair value option is elected shall be recognized in earnings as incurred and not deferred. These amounts are included in Other expense in the Consolidated Statements of Operations and Comprehensive Loss. The gains or losses attributable to changes in instrument-specific risk are included in Change in fair value of debt – credit risk in Accumulated other comprehensive Loss.

Recent Accounting Pronouncements

In October 2023, the FASB issued ASU 2023-06, *Disclosure Agreements - Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative*. This amendment will impact various disclosure areas, including the statement of cash flows, accounting changes and error corrections, earnings per share, debt, equity, derivatives, and transfers of financial assets. The amendments in this ASU 2023-06 will be effective on the date the related disclosures are removed from Regulation S-X or Regulation S-K by the SEC, and will no longer be effective if the SEC has not removed the applicable disclosure requirement by June 30, 2027. Early adoption is prohibited. The Company is currently assessing the potential impact this amendment could have on its disclosures.

(In thousands, except share and per share amounts)

2. Summary of Significant Accounting Policies (cont.)

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* ("ASU 2023-07"), which requires an entity, even one with only one reportable segment, to disclose significant segment expenses and other segment items on an annual and interim basis, and provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. Additionally, it requires an entity to disclose the title and position of the chief operating decision maker. ASU 2023-07 does not change how an entity identifies its operating segments, aggregates them or applies the quantitative thresholds to determine its reportable segments. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. Entities should apply the amendments in ASU 2023-07 retrospectively to all prior periods presented in the financial statements. The Company adopted ASU 2023-07 as of December 31, 2024. See Note 22, *Segment Reporting* for further discussion.

In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures,* which requires additional disclosures related to the effective tax rate reconciliation and taxes paid. The amendment is effective for periods beginning after December 15, 2024, and the Company does not anticipate a material change in the financial statements and related disclosure.

In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40).* The amendments in this update require disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. This update is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, though early adoption is permitted. The Company is currently assessing the potential impact this amendment could have on its financial statements and disclosures.

In November 2024, the FASB issued ASU 2024-04, *Debt-Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments*. The amendments in this update clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as induced conversions rather than as debt extinguishments. This update is effective for annual periods beginning after December 15, 2025, including interim periods within those fiscal years, though early adoption is permitted. The Company is currently assessing the potential impact this amendment could have on its financial statements and disclosures.

There were no other accounting standards or updates during the year ended December 31, 2024 that had a material impact on the Company's Consolidated Financial Statements.

3. Credit and Securities Purchase Transaction

Credit and Guaranty Agreement ("Credit Agreement")

Delayed Draw Term Loan

On June 21, 2024, the Company entered into a credit and guaranty agreement (the "Credit Agreement") with CCM Denali Debt Holdings, LP, an affiliate of Cerberus Capital Management LP (herein after referred to as "Cerberus", "Denali", "Lender", "Holder"). As a result of this transaction, Cerberus agreed to provide a $210,500 secured multi-draw facility to be made in four installments ("tranches", and collectively, the ("Delayed Draw Term Loan" or "DDTL") as well as a $105,000 revolving credit facility ("Revolving Facility"), to be made available at the Lenders' sole discretion and only if the Delayed Draw Term Loan is fully funded. On June 21, 2024, the initial $75,000 installment was funded (the "Initial Draw"). On August 29, 2024, the full amount of the August tranche of $30,000 was funded. On October 31, 2024, the full amount of the October tranche of $65,000 was funded. The loan commitment asset of $21,731 on the Consolidated Balance Sheets as of December 31, 2024 related to the January 31 tranche. Subsequently the January 31, 2025 tranche for the full $40,500 was funded, completing the scheduled fundings under the Delayed Draw Term Loan. See Note 23, *Subsequent Events* for further discussion.

(In thousands, except share and per share amounts)

3. Credit and Securities Purchase Transaction (cont.)

On November 26, 2024, the Company amended the Credit Agreement (the "Credit Agreement Amendment"), by and among the Company, certain of the Company's subsidiaries as guarantors party thereto and the Lender, pursuant to which among other things, the applicability of the Consolidated Revenue and EBITDA financial covenants were deferred until December 31, 2025 and certain provisions were amended to conform with comparable provisions in the DOE Loan Facility. See Note 13, *Borrowings*, for further discussion.

Securities Purchase Agreement

On June 21, 2024, the Company entered into a Securities Purchase Agreement (the "SPA") with CCM Denali Equity Holdings, LP (the "Purchaser").

SPA Warrant

Under the SPA, the Company issued a warrant to purchase 43,276,194 shares of common stock representing a collective ownership of 19.9% (the "SPA Warrant") of our outstanding shares of (inclusive of Series A-1 Preferred Stock – see below) common stock prior to the issuance. The SPA Warrant has a ten-year term and an exercise price of $0.01 per share. The SPA Warrant includes anti-dilutive rights, subject to certain excluded issuances, in the event any shares of common stock, options, warrants, convertible securities or other equity or equity equivalent securities payable in common stock are issued at a price per share of less than the fair market value (as defined in the Warrant) of a share of common stock on the issuance date of the Warrant, subject to adjustment. Until the Company received stockholder approval on September 10, 2024, the Company could not issue additional shares of common stock exceeding 19.99% of shares of common stock issued and outstanding as of the date of the Initial Draw (such percentage, as may be adjusted in accordance with the terms of the Warrant, the "Conversion Cap") upon exercise of the Warrant, and would have been required to issue, at the option of the Lender, Series A Preferred Stock or additional warrants on common stock upon a draw under the Delayed Draw Term Loan. Following shareholder approval received, the Conversion Cap increased to 49.9% of the number of shares of common stock issued and outstanding as of the applicable measurement date; and the holder of the Warrant has the option to amend the Conversion Cap to any percentage less than 49.9%.

The SPA Warrant is exercisable at the holder's discretion for cash or on a cashless basis. The SPA Warrant is subject to automatic cashless exercise on the expiration date if the fair market value of one share is greater than the exercise price then in effect. Upon an acceleration under the Credit Agreement, the Company may be required to purchase the SPA Warrant from the holder at an amount equal to the closing sale price of underlying common stock less the SPA Warrant exercise price at the request of the holder. The SPA Warrant meets the criteria for liability classification under ASC 480 and is recognized at fair value with changes in fair value included in Change in fair value of derivatives - related parties in the Consolidated Statements of Operations and Comprehensive Loss.

Contingent Warrants

Upon the achievement of performance milestones on dates specified in the Credit Agreement, the Company received additional funds and issued at the option of the Lender, Preferred Stock (Series A Preferred Stock, if prior to shareholder approval or Series B Preferred Stock if after shareholder approval) or warrants on common stock (collectively "Contingent Warrants") under the SPA in an amount equal to the applicable percentage, up to an aggregate of 33.0% ownership limitation on a fully diluted basis at such time the Delayed Draw Term Loan is fully drawn. The applicable percentage is subject to increase by up to 8.0% to up to 41.0% on a fully diluted basis to the extent that milestones are not met on the final measurement date on April 30, 2025, in which case additional Contingent Warrants would be issuable. The Contingent Warrants meet the criteria for liability classification under ASC 480. As such, the Contingent Warrants are included in Warrants liability - related party on the Consolidated Balance Sheets at fair value as of December 31, 2024. The change in fair value of the Contingent warrants is included in Change in fair value of derivatives - related parties on the Company's Consolidated Statements of Operations and Comprehensive Loss. See Note 14, *Warrants Liability*, for further discussion of the SPA Warrant and Contingent Warrants.

(In thousands, except share and per share amounts)

3. Credit and Securities Purchase Transaction (cont.)

Series A-1 Preferred Stock

On June 21, 2024, the Company filed with the Secretary of State of the State of Delaware the Certificate of Designation of Series A-1 Non-Voting Non-Convertible Preferred Stock (the "Series A-1 Certificate of Designation" and the shares issuable thereunder, the "Series A-1 Preferred Stock") and issued 59 shares of Series A-1 Preferred Stock to satisfy the terms of the Credit Agreement. Under the terms of the Series A-1 Certificate of Designation, each share of Series A-1 Preferred Stock had an original issue price of $455,822.59 (the "A-1 Original Issue Price") and a liquidation value, payable with the common stock, as if such shares were convertible into an aggregate of 31,940,063 shares of common stock, subject to adjustment. The Series A-1 Preferred Stock was non-voting and non-convertible into common stock. Holders of the Series A-1 Preferred Stock were entitled to receive dividends or distributions on each share of Series A-1 Preferred Stock equal to dividends or distributions actually paid on each share of common stock, multiplied by the number of shares of common stock represented by the Series A-1 Preferred Stock Liquidation Value (as defined in the Series A-1 Certificate of Designation).

The 59 shares of Series A-1 Preferred Stock issued to Cerberus converted into shares of Series B-1 Preferred Stock once stockholder approval was obtained on September 10, 2024. See Series B Preferred Stock discussion below.

Series A-2 Preferred Stock

On August 29, 2024, the Company filed with the Secretary of State of the State of Delaware the Series A-2 Certificate of Designation (the "Series A-2 Certificate of Designation") and the shares issuable thereunder, the "Series A-2 Preferred Stock").

Under the terms of the Series A-2 Certificate of Designation, each share of Series A-2 Preferred Stock had an original issue price of $9,555,515.30 (the "A-2 Original Issue Price") and a liquidation value, payable pari passu with the common stock, as if such share was convertible into an aggregate of 28,806,463 shares of common stock, subject to adjustment. The Series A-2 Preferred Stock was non-voting and non-convertible into common stock. Holders of the Series A-2 Preferred Stock were entitled to receive dividends or distributions on each share of Series A-2 Preferred Stock equal to dividends or distributions actually paid on each share of common stock, multiplied by the number of shares of common stock represented by the Series A-2 Preferred Stock Liquidation Value (as defined in the Series A-2 Certificate of Designation). The Series A-2 Preferred Stock terms were substantially identical to the Series A-1 Preferred Stock.

On August 29, 2024, in connection with the August Draw, and pursuant to the terms and conditions of the Credit Agreement between the Company and Cerberus, the applicable percentage increased by 4.9%, and as a result the Company issued to Cerberus 7 shares of Series A-2 Preferred Stock.

On September 12, 2024, the 7 shares of Series A-2 Preferred issued to Cerberus converted into shares of Series B-2 Preferred Stock once stockholder approval was obtained. See Series B Preferred Stock discussion below.

Series B Preferred Stock

On September 11, 2024, the Company filed with the Secretary of State of the State of Delaware the Certificate of Designation of Series B-1 Non-Voting Convertible Preferred Stock (the "Series B-1 Certificate of Designation" and the shares issuable thereunder, the "Series B-1 Preferred Stock") and the Certificate of Designation of Series B-2 Non-Voting Convertible Preferred Stock (the "Series B-2 Certificate of Designation" and the shares issuable thereunder, the "Series B-2 Preferred Stock").

On November 1, 2024, the Company filed with the Secretary of State of the State of Delaware the Certificate of Designation of Series B-3 Non-Voting Convertible Preferred Stock (the "Series B-3 Certificate of Designation" and the shares issuable thereunder, the "Series B-3 Preferred Stock").

Each Series B Preferred Stock has a par value of $.0001 per share. The table below summarizes the Company's outstanding Series B Preferred Stock as of December 31, 2024.

(In thousands, except share and per share amounts)

3. Credit and Securities Purchase Transaction (cont.)

Preferred Stock	Issuance Date	Shares Issued	Original Issue Price	Shares Outstanding	Common Stock Equivalent
Series B-1 Preferred Stock	9/12/2024	31.940063	$ 841,999.99	31.940063	31,940,063
Series B-2 Preferred Stock	9/12/2024	28.806463	$ 2,322,000	28.806463	28,806,463
Series B-3 Preferred Stock	11/1/2024	38.259864	$ 3,358,000	38.259864	38,259,864

Conversion rights: The Series B Preferred Stock is convertible into common stock at a conversion ratio of 1.0 million shares of common stock per share of Series B Preferred Stock ("Conversion Ratio"). The Conversion Ratio is subject to antidilution protection that is triggered if the Company issues equity for a price per share that is less than the conversion price then in effect, subject to certain exceptions.

Dividends: Holders of the Series B Preferred Stock are entitled to receive dividends or distributions on each share of Series B Preferred Stock equal to dividends or distributions actually paid on each share of common stock on an as-converted basis.

Appointment of Directors: At all times when the holders of the Preferred Stock beneficially own at least 10%, 15% or 30% of the capital stock of the Company, the Preferred Stock shareholders, exclusively and voting together as a separate class, will have the right to appoint a maximum of 1, 2 or 3 Directors to the Board of Directors of the Company (the "Board"), respectively. At all times when the holders of the Preferred Stock beneficially own at least 40% of the capital stock of the Company, the Preferred Stock shareholders, exclusively and voting together as a separate class, will have the right to nominate and designate a fourth director, who shall be designated by the Board or the nominating committee of the Board to a class of common directors and thereafter stand for election as a common director on the Board. The Preferred Stock shareholders will have the right to nominate a 4th director to the Board only if such appointment does not result in a change of control under any Company governing documents or violate any applicable laws, including requirements of the SEC and Nasdaq, and any such fourth director appointment shall be subject to and conditioned upon compliance by the holders of the Preferred Stock with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, including the submission of any required filings and the expiration or termination of any applicable waiting periods.

Preemptive rights: The Series B Certificates of Designation contain customary preemptive rights that permit the Holders of Series B Preferred Stock to participate in certain future equity offerings by the Company.

Rights to distributions upon liquidation of the Company: In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of the Series B Preferred Stock are entitled to receive distribution of any of the assets or surplus funds of the Company pro rata with the holders of the common stock and any other holders of the preferred stock of the Company issued pursuant to the SPA and the Credit Agreement (the "Investor Preferred Stock"), including the Series B Preferred Stock, in an amount equal to such amount per share as would have been payable had all shares of Series B Preferred Stock been converted to common stock.

Protective provisions: The Company is prohibited from taking certain actions that could adversely affect the rights of the Preferred Stock without the affirmative vote of a majority of the outstanding shares of Preferred Stock until the later of (i) such time when the holders of Investor Preferred Stock shall no longer beneficially own at least 5% of the outstanding capital stock of the Corporation and (ii) June 21, 2029, in the case of the Series B-1 Preferred Stock, August 29, 2029, in the case of the Series B-2 Preferred Stock, or November 1, 2029 in the case of the Series B-3 Preferred Stock.

(In thousands, except share and per share amounts)

3. Credit and Securities Purchase Transaction (cont.)

Redemption Rights: At any time after June 21, 2029, in the case of the Series B-1 Preferred Stock, August 29, 2029, in the case of the Series B-2 Preferred Stock, or November 1, 2029 in the case of the Series B-3 Preferred Stock, the outstanding shares of Series B Preferred Stock held by any holder become redeemable for cash at the redemption price. The redemption price will be an amount per share equal to the greater of (i) the B-1 Original Issue Price, the B-2 Original Issue Price, or the B-3 Original Issue Price, as applicable, plus all accrued and unpaid dividends thereon, up to and including the date of redemption and (ii) the number of shares of common stock issuable upon conversion of the applicable Series B Preferred Stock multiplied by the average of the closing sale price of the common stock for the five (5) business days immediately prior to the date of redemption plus all accrued and unpaid dividends thereon, up to and including the date of redemption.

As of December 31, 2024, all then outstanding shares of Series B Preferred Stock were classified as mezzanine equity on the Consolidated Balance Sheets at its redemption value because it is probable of becoming redeemable. The Company recorded accretion of the Series B Preferred Stock, which reduces additional paid-in capital, on the Statements of Shareholders' Deficit.

Atlas Payoff Letter and Insurer Letter Agreement

On June 21, 2024 (the "Atlas Facility Termination Date"), the Company entered into a payoff letter agreement (the "Atlas Payoff Letter"), by and among the Company, ACP Post Oak Credit I LLC ("Atlas") and the Atlas Lenders (as defined below) relating to the Company's Senior Secured Term Loan (see Note 13, *Borrowings)*, dated as of July 29, 2022 (the "Atlas Credit Agreement"), by and among the Company and Atlas, as lender, administrative agent and collateral agent, and the lenders from time to time party thereto (collectively with Atlas, the "Atlas Lenders"). Pursuant to the Atlas Payoff Letter, as of the Atlas Facility Termination Date, all outstanding obligations under the Atlas Credit Agreement and the related facility documents were deemed paid and satisfied in full and all security interests and other liens granted to or held by the Atlas Lenders were terminated and released. Under the Atlas Payoff Letter, the Company agreed to pay to the Atlas Lenders on the Atlas Facility Termination Date (a) approximately $11,900 (which was released from the interest escrow account maintained pursuant to the Atlas Credit Agreement, and (b) $8,000. Atlas also agreed, in lieu of amounts due from the Company, to receive a $1,000 participation in the Credit Agreement, as negotiated between Atlas and the Lender. The Company has no obligation under the participation agreement between Atlas and the Lender. The payoff of the Senior Secured Term Loan resulted in a restructuring gain. These amounts are included in Gain (loss) on debt extinguishment on the Consolidated Statements of Operations and Comprehensive Loss. See Note 13, *Borrowings*, for further discussion.

In connection with the termination of the Atlas Credit Agreement, the Company entered into an insurer letter agreement, dated as of June 21, 2024 (the "Insurer Letter Agreement"), with the insurance companies that issued insurance policies to certain Atlas Lenders in connection with the Atlas Credit Agreement (the "Atlas Insurers") pursuant to which the Company and the Atlas Insurers agreed that the Company will pay to the Atlas Insurers, subject to the terms and conditions of the Insurer Letter Agreement, $3,000 on December 31, 2024, and on June 30, 2025, subject to the absence of certain events of default under the Credit Agreement, an additional $4,000. The Company paid $3,000 in December 2024, and the remaining $4,000 is included in Accrued expenses on the Consolidated Balance Sheets.

4. Revenue Recognition

The Company's revenues comprised of the following:

	For the Years Ended December 31,	
	2024	2023
Product revenue	$ 14,503	$ 16,151
Service revenue	1,103	227
Total revenues	$ 15,606	$ 16,378

(In thousands, except share and per share amounts)

4. Revenue Recognition (cont.)

For the year ended December 31, 2024, we had two customers who accounted for 50.6% and 33.2% of the total revenue, as the Company focused on the transition to the new manufacturing line. For the year ended December 31, 2023, we had two customers who accounted for 49.9% and 45.2% of the total revenue.

Contract assets and Contract liabilities

The following table provides information about contract assets and contract liabilities from contracts with customers. Contract assets, current, Contract liabilities, current and Contract liabilities, long-term are included separately on the Consolidated Balance Sheets and contract assets expected to be recognized in greater than twelve months are included under Other assets, net.

	December 31,	
	2024	2023
Contract assets	$ 14,059	$ 8,322
Contract liabilities	$ 26,349	$ 6,610

Contract assets increased by $5,737 during the year ended December 31, 2024 due to recognition of revenues for which invoicing has not yet occurred.

The following table provides information about changes in Contract liabilities:

	For the Years Ended December 31,	
	2024	2023
Contract liabilities, beginning of the period	$ 6,610	$ 4,806
Amounts in beginning balance recognized in revenue	(2,795)	(3,525)
Revenue recognized in current period	(6,956)	(5,127)
Advance payments received from customers	29,490	10,456
Contract liabilities, end of the period	$ 26,349	$ 6,610

Contract liabilities of $22,039 as of December 31, 2024 are expected to be recognized within the next twelve months and long-term contract liabilities of $4,310 are expected to be recognized as revenue in greater than twelve months. Contract assets of $13,096 as of December 31, 2024 are expected to be recognized within the next twelve months and long-term contract assets of $963 are expected to be recognized as accounts receivable in greater than twelve months.

Remaining Performance Obligations

Remaining performance obligations ("RPO") represent the allocated transaction price of unsatisfied or partially unsatisfied performance obligations. The Company expects to recognize revenue related to the RPOs as the performance obligations are satisfied in accordance with the Company's revenue recognition policy, which can be found in Note 2, *Summary of Significant Accounting Policies.* As of December 31, 2024, the Company's remaining performance obligations were approximately $97,239. The Company expects to recognize revenue of approximately 91% of the remaining performance obligations over the next twelve months, with the remainder recognized thereafter.

5. Cash, Cash Equivalents and Restricted Cash

Restricted cash - current as of December 31, 2024 consists of accounts related to the DOE Loan Facility for reserves related to warranty claims, debt servicing, the Davis Bacon Act and secured letters of credit.

Restricted cash - current as of December 31, 2023 consisted of accounts related to escrow deposits related to U.S. Custom Bonds insurance, and escrow deposits related to our credit card program agreements.

(In thousands, except share and per share amounts)

5. Cash, Cash Equivalents and Restricted Cash (cont.)

Long-term restricted cash as of December 31, 2024 relates to, the Minimum Liquidity covenant, as defined in the Credit Agreement and the DOE Loan Facility, the Company shall not permit cash and cash equivalents at any time be less than $15,000.

Long-term restricted cash as of December 31, 2023 relates to interest that was required to be held in escrow per the Senior Secured Term Loan Agreement in an amount equal to the next four quarterly interest payments owed as of the balance sheet date (see Note 13, *Borrowings* for further discussion). In connection with the June 2024 SPA and the Credit Agreement, the Company reached an agreement to payoff and terminate the Senior Secured Term Loan. Accordingly, the restricted cash held in the related escrow account was released (see Note 13, *Borrowings* and Note 3, *Credit Agreement and Securities Purchase Transaction* for further discussion).

Cash, cash equivalents, and restricted cash reported within the accompanying Consolidated Balance Sheets that sum to the total of the same such amounts presented in the accompanying Consolidated Statements of Cash Flows consisted of the following:

	December 31, 2024	December 31, 2023
Cash and cash equivalents	$ 74,292	$ 69,473
Restricted cash - current	14,070	3,439
Long-term restricted cash	15,000	11,755
Total cash, cash equivalents, and restricted cash	$ 103,362	$ 84,667

6. Inventory

The following table provides information about inventory balances:

	December 31, 2024	December 31, 2023
Raw materials	$ 25,126	$ 15,487
Work-in-process	6,665	1,105
Finished goods	1,035	478
Total Inventory	$ 32,826	$ 17,070

7. Property, Plant and Equipment, Net

The following table provides information about property, plant and equipment, net balances:

	Useful lives	December 31, 2024	December 31, 2023
Equipment	5 - 10 years	$ 51,874	$ 20,559
Finance lease	5 years	504	504
Furniture	5 - 10 years	2,369	2,103
Leasehold improvements	Lesser of useful life/ remaining lease	9,674	7,718
Tooling	2 - 3 years	9,955	7,045
Construction in progress		—	17,958
Total		74,376	55,887
Less: Accumulated depreciation		(28,716)	(18,032)
Total property, plant and equipment, net		$ 45,660	$ 37,855

Depreciation expense related to property, plant and equipment was $7,809 and $9,668 during the years ended December 31, 2024 and 2023, respectively.

(In thousands, except share and per share amounts)

7. Property, Plant and Equipment, Net (cont.)

For the years ended December 31, 2024 and 2023, the Company recorded a loss from write-down of property, plant and equipment of $9,133 and $7,159, respectively. The 2023 write-downs were mainly due to replacement of equipment, outsourcing of certain production processes, and the shift in production from the Gen 2.3 battery system to the Z3™ battery system. The 2024 write-downs were primarily related to design changes from the Z3™-Phase 1 to Z3™-Phase 2 production in which the Phase 1 production assets could not be utilized or repurposed for Phase 2 production. Additionally, the 2024 amount contains costs for disposal of equipment and tooling that was used for manufacturing of the Gen 2.3 battery, but cannot be repurposed for the Eos Z3 battery production.

Included in construction in progress assets is capitalized interest costs of $966 as of December 31, 2023. On June 28, 2024, the Company successfully began commercial operations on the first manufacturing line. Accordingly, the assets classified as construction in progress were reclassified to equipment, leasehold improvements, furniture and tooling as of June 28, 2024. Prior to reclassification on June 28, 2024, construction in progress included a total of $2,807 of capitalized interest, with $1,841 capitalized in the current period.

8. Intangible Assets

Intangible assets consisted of various patents valued at $400, which represents the cost to acquire the patents. These patents are determined to have useful lives and are amortized into the results of operations over ten years. During the years ended December 31, 2024 and 2023, the Company recorded amortization expense of $40 for each period, related to patents.

The Company capitalized $172 of costs for internal-use software, including $34 of costs capitalized during the year ended December 31, 2024. The software has a useful life and is amortized into the results of operations over 3 years. The Company recorded amortization expense of $50 and $43 and for the years ended December 31, 2024 and 2023, respectively, related to software.

Estimated future amortization expense of intangible assets as of December 31, 2024 are as follows:

	Amortization Expense
2025	$ 97
2026	55
2027	48
2028	40
2029	—
	$ 240

9. Notes Receivable, Net and Variable Interest Entities ("VIEs") Consideration

Notes receivable primarily consist of amounts due to the Company related to the financing we offered to certain customers. The Company reports notes receivable at the principal balance outstanding less an allowance for losses. The estimate of credit losses is based on historical trends, customers' financial condition and current economic trends. The Company charges interest at a fixed rate and calculates interest income by applying the effective rate to the outstanding principal balance.

The Company had notes receivable, net of $847 and $863 outstanding as of December 31, 2024 and 2023, respectively. These amounts are included in Other assets, net and Other current assets in the accompanying Consolidated Balance Sheets. As of December 31, 2024 and 2023, respectively, the allowance for expected credit loss related to the notes receivable amounted to $37 and $2.

(In thousands, except share and per share amounts)

9. Notes Receivable, Net and Variable Interest Entities ("VIEs") Consideration (cont.)

The customer to whom the Company offers financing through notes receivables is a VIE. However, the Company is not the primary beneficiary, because the Company does not have power to direct the activities of the VIE that most significantly impacts the VIE's economic performance. Therefore, the VIE is not consolidated into the Company's Consolidated Financial Statements. The maximum loss exposure is limited to the carrying value of notes receivable as of the balances sheet dates.

10. Accrued Expenses

Accrued expenses were as follows:

	December 31,	
	2024	2023
Accrued payroll	$ 4,811	$ 4,553
Warranty reserve [1]	5,102	6,197
Accrued legal and professional expenses	1,709	10,710
Provision for contract losses	4,724	3,351
Insurance premium payable, current	—	2,605
Other [2]	5,686	4,916
Total accrued expenses	$ 22,032	$ 32,332

[1] Refer to the table below for the warranty reserve activity.
[2] Included in Other accrued expenses in the table above as of December 31, 2024, is $4,000 payable in accordance with the Insurer Letter Agreement.
See Note 3, *Credit and Securities Purchase Transaction* for further discussion.

The following table summarizes warranty reserve activity:

	For the Years Ended December 31,	
	2024	2023
Warranty reserve - beginning of period	$ 6,197	$ 3,836
Additions for current year deliveries	576	811
Changes in the warranty reserve estimate	(482)	2,070
Warranty costs incurred	(1,189)	(520)
Warranty reserve - end of period	$ 5,102	$ 6,197

11. Government Grants

Inflation Reduction Act of 2022 ("IRA")

On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 into law. The IRA has significant economic incentives for both energy storage customers and manufacturers for projects placed in service after December 31, 2022. Starting in 2023, there are PTCs, which can be claimed on battery components manufactured in the U.S. and sold to U.S. or foreign customers. The tax credits available to manufacturers include a credit for ten percent of the cost incurred to make electrode active materials in addition to credits of $35 per kWh of capacity of battery cells and $10 per kWh of capacity of battery modules. These credits are cumulative, meaning that companies will be able to claim each of the available tax credits based on the battery components produced and sold through 2029, after which the PTC will begin to gradually phase down through 2032.

In April 2024, the Department of the Treasury and the Internal Revenue Service (IRS) issued final regulations (Final Regulations) on the transferability of certain energy tax credits, pursuant to Section 6418 of the Internal Revenue Code of 1986, as amended, which was enacted as part of the Inflation Reduction Act of 2022. The Company has reviewed these regulations and believes they do not have a material impact on the Consolidated Financial Statements.

(In thousands, except share and per share amounts)

11. Government Grants (cont.)

In October 2024, the Department of the Treasury and the Internal Revenue Service (IRS) issued final regulations (Final Regulations) to provide guidance on the PTC established by the Inflation Reduction Act of 2022. The company has reviewed these regulations and believes they do not have a material impact on the financial statements.

Since the PTC is a refundable credit (i.e., a credit with a direct-pay option available), the PTC is outside the scope of ASC 740. Therefore, the Company accounts for the PTC under a government grant model. GAAP does not address the accounting for government grants received by a business entity that are outside the scope of ASC 740. The Company's accounting policy is to analogize to IAS 20, *Accounting for Government Grants and Disclosure of Government Assistance,* under IFRS Accounting Standards. Under IAS 20, once it is reasonably assured that the entity will comply with the conditions of the grant, the grant money is recognized on a systematic basis over the periods in which the entity recognizes the related expenses or losses for which the grant money is intended to compensate. The Company recognizes grants once it is probable that both of the following conditions will be met: (1) the Company is eligible to receive the grant and (2) the Company is able to comply with the relevant conditions of the grant.

The PTC is recorded as the applicable items become finished goods and the conditions in the preceding paragraph are met.

During the second quarter of 2024, the Company entered into tax credit purchase agreements to sell and transfer all of the PTCs related to the production and sale of battery cells and battery modules produced in calendar years 2023 and in the first quarter of 2024, that were eligible to be claimed on the Company's tax returns for the related years. The transferred tax credits were sold at 90% of their value and the cash purchase price of the PTCs was $3,430.

During the fourth quarter of 2024, the Company entered into tax credit purchase agreements to sell and transfer all of the PTCs related to the production and sale of electrode active materials produced in calendar year 2023, that were eligible to be claimed on the Company's tax return. The transferred tax credits were sold at 90% of their value and the cash purchase price of the PTCs was $812.

Cash was received from the buyer in April, June, and October of 2024, after the completed registration requirements were filed through the IRS-provided electronic portal, inclusive of registration numbers needed to claim the credit on the Buyer's tax return. Upon the receipt of the cash payments, the Company recorded offsets to the PTC/Grant Receivable account. There were no differences between the recorded fair value of the PTC receivable and the amount of consideration received. Future differences, if any, will be recognized as an adjustment to cost of goods sold.

The Company recognized PTC credits of $3,789 and $3,256 for the years ended December 31, 2024 and 2023, respectively, as a reduction of cost of goods sold on the Statements of Operations and Comprehensive Loss. As of December 31, 2024 and 2023, grant receivable related to the PTC in the amount of $2,283 and $3,256, respectively, is recorded in the Consolidated Balance Sheets.

12. Related Party Transactions

2021 Convertible Notes Payable

In July 2021, the Company issued $100,000 aggregate principal amount of convertible notes to Spring Creek Capital, LLC, a wholly-owned, indirect subsidiary of Koch Industries, Inc., (the "2021 Convertible Notes"). In connection with these 2021 Convertible Notes, the Company paid $3,000 to B. Riley Securities, Inc., a related party, who acted as a placement agent. Refer to Note 13, *Borrowings,* for additional information.

(In thousands, except share and per share amounts)

12. Related Party Transactions (cont.)

AFG Convertible Notes

In January 2023, the Company issued and sold $13,750 of 26.5% Convertible Senior PIK Notes due 2026 ("AFG Convertible Notes") to Great American Insurance Company, Ardsley Partners Renewable Energy, LP, CCI SPV III, LP, Denman Street LLC, John B. Bending Irrevocable Children's Trust, John B. Berding, and AE Convert, LLC (together, the "Purchasers"). AE Convert LLC, a Delaware limited liability company is managed by Russell Stidolph, a related party as Mr. Stidolph is a director of the Company. In connection with the issuance and sale of the AFG Convertible Notes, the Company entered into an investment agreement (the "Investment Agreement") with the Purchasers. Refer to Note 13, *Borrowings*, for additional information.

Standby Equity Purchase Agreement (SEPA)

On April 28, 2022, the Company entered into the SEPA under which the Company had the right, but not the obligation, to sell to Yorkville shares of its common stock at the Company's request. On August 23, 2023, the Company and Yorkville terminated the SEPA, as amended, by mutual written consent. See Note 13, *Borrowings* for pre-advance loans in form of convertible promissory notes and Note 20, *Shareholders' Deficit* for additional information.

Credit and Securities Purchase Transaction

Pursuant to the terms and conditions of Credit and Securities Purchase Transaction, Cerberus and CCM Denali Equity Holdings, LP, are considered related parties as result of the transactions. Refer to Note 3, *Credit and Securities Purchase Transaction* for detailed discussion.

13. Borrowings

The Company's borrowings consist of the following related and third-party borrowings:

		December 31, 2024		December 31, 2023	
	Maturity Date	**Principal Outstanding**	**Carrying Value***	**Principal Outstanding**	**Carrying Value***
2021 Convertible Notes Payable	June 2026	$ 122,868	$ 109,838	$ 115,815	$ 94,386
Delayed Draw Term Loan	June 2034	179,542	76,188	—	—
AFG Convertible Note	June 2026	22,353	63,033	17,429	18,139
Notes payable - related party		324,763	249,059	133,244	112,525
Senior Secured Term Loan	March 2026	—	—	100,000	85,624
Equipment financing facility	April 2026	2,386	2,385	5,718	5,710
DOE Loan Facility	June 2034	68,386	65,452	—	—
Total borrowings		395,535	316,896	238,962	203,859
Less: current portion		2,014	2,014	3,332	3,332
Total borrowings, non-current		$ 393,521	$ 314,882	$ 235,630	$ 200,527

*Carrying value includes unamortized deferred financing costs, unamortized discounts, and fair value of embedded derivative liabilities, except for the Delayed Draw Term Loan, which is carried at fair value.

(In thousands, except share and per share amounts)

13. Borrowings (cont.)

As of December 31, 2024, the annual repayment requirements for debt obligations are as follows:

Year	Total Debt Payment Obligations
2025	$ 2,014
2026	167,102
2027	—
2028	28,108
2029	32,998
Thereafter	719,126
Total	$ 949,348

Delayed Draw Term Loan ("DDTL")

As discussed in Note 3, Credit and Securities Purchase Transaction, on June 21, 2024, the Company borrowed an Initial Draw of $75,000, and received $70,075, net of the 5.0% original issue discount and lender fees paid. On August 29, 2024, the Company met the first tranche milestones and submitted a borrowing request under the Credit Agreement for the scheduled $30,000, and received $28,500, net of the 5.0% original issue discount. On October 31, 2024, the Company met the second tranche milestones and submitted a borrowing request under the Credit Agreement for the scheduled $65,000, and received $61,750, net of the 5.0% original issue discount. On January 24, 2025, the Company announced the achievement of all four of the third tranche milestones previously agreed upon between Eos and Cerberus. Achieving these performance milestones enabled the Company to draw an additional $40,500 on January 24, 2025, upon the Company's achievement of certain applicable funding milestones. See Note 23, *Subsequent events* for additional information on this draw. See Note 3, *Credit Agreement and Securities Purchase Transaction* for additional information on this transaction.

Each tranche under the Delayed Draw Term Loan is subject to a 5.0% original issue discount payable at the time of each draw. Borrowings under the Credit Agreement are subject to certain fees, including (i) an exit fee equal to 5.0% of the aggregate principal amount of Loans, or Revolving Loans being paid, repaid, prepaid, refinanced or replaced in a prepayment event, (ii) a make-whole payment for certain prepayments prior to March 31, 2028, as amended on November 26, 2024 and (iii) a prepayment premium for any prepayments prior to the scheduled maturity date. The Credit and Guaranty Agreement includes a Minimum Liquidity requirement under which the Company shall not permit liquidity at any time be less than $2,500, prior to the first tranche funding. Following the first tranche being funded, the Minimum Liquidity requirement increased to $5,000, and following the Company's first indebtedness incurred through the DOE LPO in December 2024, the Minimum Liquidity requirement increased to $15,000.

(In thousands, except share and per share amounts)

13. Borrowings (cont.)

Milestones

In the event the Company fails to achieve any of the remaining milestones under the Credit and Securities Purchase Transaction on the one additional milestone measurement date, the Company will not receive the specific tranche unless waived by the Lender, the Company will be subject to a penalty represented by an up to 4.0% increase in the applicable percentage in the form of additional Warrants or Preferred Stock at the final missed milestone measurement date, which could result in the issuance of additional shares of Preferred Stock or Warrants up to an applicable percentage increase of up to 16.0% for all missed milestones, or up to a 49.0% overall applicable percentage taking into account the 33.0% applicable percentage. If the Company fails to achieve an interim milestone, but then subsequently achieves the final milestone for that particular category, the incremental penalty equity related to that milestone category is returned to the Company. As of December 31, 2024, the Company had met all applicable interim milestones resulting in a maximum applicable percentage increase of 8.0% for the remaining interim milestones, or up to 41.0% overall applicable percentage considering the 33.0% applicable percentage. On January 24, 2025, the Company announced the achievement of all four of the third performance milestones previously agreed upon between the Company and Cerberus. As a result of meeting the third performance milestones, if the Company fails to achieve the remaining milestones as of the final milestone measurement date, the applicable percentage will be subject to up to a 4.0% increase for the missed milestones or an increase in the overall applicable percentage of up to 37.0%. See Note 23, *Subsequent Events* for additional information.

Covenants

On November 26, 2024, the Company amended the Credit Agreement, by and among the Company, certain of the Company's subsidiaries as guarantors party thereto and the Lender, pursuant to which among other things, the applicability of the Consolidated Revenue and EBITDA financial covenants were deferred until December 31, 2025 and certain provisions were amended to conform with comparable provisions in the DOE Loan Facility.

The Credit Agreement, as amended, contains the following financial covenants, including (each as defined in the Credit Agreement, as amended):

- Minimum Consolidated EBITDA- not applicable for December 31, 2024.
- Minimum Consolidated Revenue- not applicable for December 31, 2024.
- Minimum Liquidity

As of December 31, 2024, the Company was in compliance with the Minimum Liquidity financial covenant.

The facilities are subject to certain events of default which can be triggered by, among other things, (i) breach of payment obligations and other obligations and representations in the Credit Agreement or related documents, (ii) default under other debt facilities with a principal above a predetermined amount, (iii) failure to perform or comply with certain covenants in the Credit Agreement, (iv) entry into a decree or order for relief in respect of the Company or any of its subsidiaries in an involuntary case under the Bankruptcy Code of the United States or under any other debtor relief law, (v) any money judgment, writ or warrant of attachment or similar process involving in the aggregate at any time an amount in excess of $2,500, (vi) any order, judgement or decree entered against the Company or the Guarantors decreeing the dissolution or split up of such entity, (vii) the failure of the common stock to be listed on an internationally recognized stock exchange in the United States and (viii) a change of control.

(In thousands, except share and per share amounts)

13. Borrowings (cont.)

The Company elected the fair value option to account for all draws under the Delayed Draw Term Loan for operational purposes. The financial liability was initially measured at its issue-date fair value and is subsequently remeasured at fair value on a recurring basis at each reporting period date. The Company also elected the fair value option for the August Draw and the October Draw. The Initial Draw fair value, the August Draw fair value, as well as the October Draw fair value (collectively the "DDTL"), was $25,653, $12,528, and $28,340 respectively, at issuance. As of December 31, 2024, the fair value for the DDTL was $76,188. A gain of $33,823 was recognized for the year ended December 31, 2024. This is included in Change in fair value of debt - related party on the Consolidated Statements of Operations and Comprehensive Loss. The Company also recorded a loss attributable to changes in instrument-specific credit risk of $43,490 for the year ended December 31, 2024. This is included in Change in fair value of debt - credit risk in Accumulated other comprehensive (loss) income.

The Company did not separately report interest expense attributable to the DDTL because such interest was included in the determination of the fair value of the Note. See Note 16, *Fair Value Measurement* for the assumptions used to determine the fair value the Delayed Draw Term Loan at issuance and at December 31, 2024.

Contractual Interest Rates - Borrowings under the Credit Agreement bear interest at an annual rate equal to 15.0% per annum, subject to the following increases: (i) an additional 5.0% per annum upon the occurrence of an event of default under the Credit Agreement. The Company may elect to add accrued and unpaid interest on the loans to the principal amount of the loans (capitalized interest).

Maturity - The DDTL is scheduled to mature on the earlier of (i) June 15, 2034 as amended on November 26, 2024, and (ii) 91 days prior to the maturity of certain of the Company's outstanding convertible notes. See Note 3, *Credit Agreement and Securities Purchase Transaction* for additional information on this transaction.

2021 Convertible Notes Payable - Related Party

On July 6, 2021, the Company entered into an investment agreement with Spring Creek Capital, LLC, a wholly-owned, indirect subsidiary of Koch Industries. The investment agreement provides for the issuance and sale to Koch of convertible notes in the aggregate principal amount of $100,000. The maturity date of the 2021 Convertible Notes is June 30, 2026, subject to earlier conversion, redemption or repurchase.

Contractual Interest Rates - The 2021 Convertible Notes bear interest at a rate of 5% per year if interest is paid in cash, or 6% per year if interest is paid in-kind. Interest on the 2021 Convertible Notes is payable semi-annually in arrears on June 30 and December 30.

Conversion Rights - The 2021 Convertible Notes are convertible at the option of the holder at any time until the business day prior to the maturity date, including in connection with a redemption by the Company. The 2021 Convertible Notes will be convertible into shares of the Company's common stock based on an initial conversion rate of 49.9910 shares of the Company's common stock, which is equal to an initial conversion price of approximately $20.00 per share, in each case subject to customary anti-dilution and other adjustments. The Company has the right to settle conversions in shares of common stock, cash, or any combination thereof.

Optional Redemption - On or after June 30, 2024, the 2021 Convertible Notes will be redeemable by the Company in the event that the closing sale price of the Company's common stock has been at least 130% of the conversion price then in effect for at least 20 trading days during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which the Company provides the redemption notice at a redemption price of 100% of the principal amount of such 2021 Convertible Notes, plus accrued and unpaid interest.

If, following the Company's delivery of a redemption notice, the 2021 Convertible Notes are converted pursuant to the holders' conversion rights, the Company is required to make an additional cash payment to the converting holder equal to the present value of all interest payments the holder would have been entitled to receive had such 2021 Convertible Notes remained outstanding until June 30, 2026 (the "interest make-whole payment"). The present value is calculated using a discount rate equal to the risk-free rate plus 50 basis points and assuming interest accrued at the cash interest rate of 5% per year.

EOS ENERGY ENTERPRISES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

13. Borrowings (cont.)

Contingent Redemption - With certain exceptions, upon the occurrence of certain events, fundamental changes described in the 2021 Convertible Notes Agreement, the holders of the 2021 Convertible Notes may require that the Company repurchase all or part of the principal amount of the Notes at a purchase price of 100% of the principal amount of such 2021 Convertible Notes, plus accrued and unpaid interest.

Embedded Derivatives - The interest make-whole payment can be triggered only in connection with an induced conversion, and therefore represents an adjustment to the settlement amount of the embedded conversion feature. Because this adjustment is calculated in a manner in which the cash payout may exceed the time value of the embedded conversion feature, the embedded conversion feature is precluded from being considered indexed to the Company's own stock. Therefore, the embedded conversion feature does not qualify for the scope exceptions to derivative accounting prescribed by ASC 815.

Interest expense recognized on the 2021 Convertible Notes is as follows:

	For the Years Ended December 31,	
	2024	2023
Contractual interest expense	$ 7,053	$ 6,648
Amortization of debt discount	6,608	5,237
Amortization of debt issuance costs	638	508
Total	$ 14,299	$ 12,393

The carrying value for the 2021 Convertible Notes is as follows:

	December 31,	
	2024	2023
Principal	$ 122,868	$ 115,815
Unamortized debt discount	(13,045)	(19,612)
Unamortized debt issuance costs	(1,257)	(1,895)
Embedded derivative liability	1,272	78
Aggregate carrying value	$ 109,838	$ 94,386

The loss from the change in fair value of the embedded derivative liability for the year ended December 31, 2024 was $1,194, and the gain from the change in fair value of the embedded derivative liability for the year ended December 31, 2023 was $840. See Note 16, *Fair Value Measurement* for the assumptions used to determine the fair value of the embedded derivative. The Company intends to repay all contractual interest attributable to the 2021 Convertible Notes in-kind on a semi-annual basis.

During the year ended December 31, 2024, contractual interest in-kind of $7,053 was recorded as an increase to the 2021 Convertible Notes' principal balance on the Consolidated Balance Sheets.

DOE Loan Facility

On November 26, 2024, the Company entered into a loan agreement with the United States Federal Financing Bank ("FBB") and the United States DOE Loan Programs Office ("LPO") ("the DOE Loan Facility"). The loan provides for a principal amount of up to $277,497 of borrowings and capitalized interest amount of up to $25,953.

(In thousands, except share and per share amounts)

13. Borrowings (cont.)

The DOE Loan Facility provides for a multi draw term loan facility under a series of at least two and, if the Company elects, up to four tranches of the loan (each, a "Tranche"), subject to the achievement of certain funding conditions, with each Tranche corresponding to the production, maintenance and development, and operation of a given production line to be funded using the proceeds of such Tranche and the principal amount of each Tranche consisting of an a maximum principal amount designated for such Tranche in the DOE Loan Facility. Each Tranche provides the Company funding for 80% of the Eligible Project Costs. Eligible Project Costs means Project Costs that satisfy each of the following conditions: (a) DOE has determined the Project Costs to be eligible costs in accordance with Sections 609.2 and 609.10 of the Applicable Regulations; (b) the Project Costs have not been paid and are not expected to be paid any time after the First Advance Date with: (i) any federal grants, assistance, or loans (excluding the DOE Loan Facility); or (ii) other funds guaranteed by the Federal Government; (c) the Project Costs are identified in the Construction Budget; (d) the Project Costs do not constitute Cost Overruns; and (e) the Project Costs were incurred after the Eligibility Effective Date.) associated with the corresponding production line, with the Company responsible for funding the remaining 20% of the Project Costs.

The DOE Loan Facility specifies the maximum amount subject to each tranche (Tranche 1: $101,979; Tranche 2: $117,326; Tranche 3: $71,836; and Tranche 4: $12,309), and any amounts not withdrawn under a specified tranche cannot be allocated to another tranche.

Through December 31, 2024, the Company had drawn down $68,279 under the DOE Loan Facility, at an interest rate of 4.791%, for eligible project costs incurred through December 6, 2024. These costs are a portion of Tranche 1 of the DOE Loan Facility. Tranche 1 provides up to $101,979 for eligible costs in connection with the design, construction, installation, startup and shakedown of a battery automation line and related tools, with a projected annual production capacity of approximately 1.25 GWh ("Line 1"), as defined in the DOE Loan Facility.

The final scheduled maturity date for the DOE Loan Facility is June 15, 2034. Interest and scheduled principal amortization payments on the DOE Loan Facility are payable quarterly, commencing on March 15, 2028.

Contractual Interest Rates - The DOE Loan Facility bears interest at the applicable U.S. Treasury rate plus a spread equal to 0.375%. The interest is paid in-kind ("Capitalized PIK Interest"). Payment of the Capitalized PIK Interest on the DOE Loan Facility commences in 2028.

The DOE Loan Facility draw-downs were as follows:

	Loan Facility Available for Future Draw-downs	Interest Rate
Beginning Balance, November 26, 2024	$ 277,497	
Draw-downs received during the three months ended December 31, 2024	(68,279)	4.791 %
Remaining Balance, December 31, 2024	$ 209,218	

Interest expense recognized on the DOE Loan Facility is as follows:

	For the Year Ended December 31, 2024
Contractual interest expense	$ 107
Amortization of debt issuance costs	9
Total	$ 116

(In thousands, except share and per share amounts)

13. Borrowings (cont.)

The carrying value for the DOE Loan Facility is as follows:

	For the Year Ended December 31, 2024	
Principal (life to date draw-downs)	$	68,279
Capitalized PIK Interest		107
Unamortized debt issuance costs		(2,934)
Aggregate carrying value	$	65,452

The Company is obligated to reimburse the DOE for any payments the DOE is required to make to the FFB in connection with the DOE Loan Facility and have been included as part of the debt issuance costs. The Company's reimbursement obligations to the DOE under the DOE Loan Facility, together with all other obligations of the Company owing to DOE, FFB and other secured parties thereunder, are full recourse and secured by a lien on all real and personal property and all intellectual property collateral of the Company and its subsidiaries.

The approval and funding of any disbursements of the Guaranteed Loan will be subject to the satisfaction of conditions precedent, including, but not limited to, evidence of satisfaction of certain technical and performance-related conditions precedent, adequate project funding, reports from certain technical consultants and advisors, and the receipt of certain financial models demonstrating compliance with the financial covenants set forth in the DOE Loan Facility.

Under the DOE Loan Facility, the Company is subject to certain borrower and other affirmative and negative covenants customary for loan facilities extended under the DOE Loan Program including, among other things, covenants regarding (i) financial testing compliance, (ii) restrictions on operations and use, (iii) change of control, (iv) project-related reporting and information requirements and (v) compliance with the requirements of applicable law and the DOE Loan Program.

The DOE Loan facility, contains the following financial covenants, including (each as defined in the DOE Loan facility) as of December 31, 2024.:

- Minimum Liquidity - as defined in the Loan Guarantee Agreement

As of December 31, 2024, the Company was in compliance with the Minimum Liquidity financial covenant. The DOE Loan Facility also contains financial covenants related to Minimum Consolidated Revenue and Minimum Consolidated EBITDA beginning December 31, 2025.

In addition, the DOE Loan Facility contains certain representations and warranties customary for the facilities extended under the DOE Loan Facility, including, among other things, representations and warranties regarding: (i) the organization and existence of the Company, (ii) authority and the absence of any conflicts, (iii) capitalization, (iv) solvency and (v) compliance with applicable law and the DOE Loan Program.

AFG Convertible Notes - Related Party

On January 18, 2023, the Company entered into the Investment Agreement with the Purchasers relating to the issuance and sale to the Purchasers of $13,750 in aggregate principal amount of the Company's AFG Convertible Notes.

Contractual Interest Rates - The AFG Convertible Notes bear interest at a rate of 26.5% per annum, which is entirely paid-in-kind. All interest payments are made through an increase in the principal amount of the outstanding AFG Convertible Notes or through the issuance of additional notes (such interest is referred to herein as "PIK Interest"). Interest on the AFG Convertible Notes is payable semi-annually in arrears on June 30 and December 30, commencing on June 30, 2023. It is expected that the Notes will mature on June 30, 2026, subject to earlier conversion, redemption or repurchase.

(In thousands, except share and per share amounts)

13. Borrowings (cont.)

Conversion Rights - The AFG Convertible Notes are convertible at the option of the holder (the "Conversion Option") at any time until the business day prior to the maturity date, including in connection with a redemption by the Company. The AFG Convertible Notes are convertible into shares of the Company's common stock, par value $0.0001 per share, based on an initial conversion price of approximately $1.67 per share subject to customary anti-dilution and other adjustments. The Company has the right to settle conversions in shares of common stock, cash, or any combination thereof.

Optional Redemption - On or after June 30, 2024, provided that the Company has obtained stockholder approval, the AFG Convertible Notes are redeemable by the Company in the event that the closing sale price of the Company's common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which the Company provides the redemption notice. The redemption price will be equal to the then current principal amount of the AFG Convertible Notes (inclusive of all PIK Interest), plus the aggregate amount of all interest payments on the AFG Convertible Notes that the holders of the AFG Convertible Notes to be redeemed would have been entitled to receive had the AFG Convertible Notes remained outstanding to the maturity date. As of December 31, 2024, the Company has not sought stockholder approval.

Contingent Redemption - With certain exceptions, upon the occurrence of certain events and fundamental changes described in the AFG Convertible Notes Agreement, the holders of the AFG Convertible Notes may require that the Company repurchase all or part of the principal amount of the AFG Convertible Notes at a purchase price of 100% of the principal amount of the AFG Convertible Notes, plus accrued and unpaid interest.

Embedded Derivative - The Conversion Option includes an exercise contingency, which requires the Company to obtain shareholder approval for conversions subject to the Exchange Cap. If shareholder approval is not obtained, following commercially reasonable efforts, the Company will be required to settle the conversion in excess of the Exchange Cap in cash. Since settlement in cash may be required in absence of shareholder approval, the embedded conversion feature fails the equity classification guidance in ASC 815 and is thus precluded from being classified in equity. Therefore, the embedded conversion feature is required to be bifurcated from the AFG Convertible Notes and accounted for at fair value at each reporting date, with changes in fair value recognized on the Consolidated Statements of Operations and Comprehensive Loss.

The fair value of the AFG Convertible Notes at issuance was $16,623, which was greater than the proceeds received. The Company recorded the difference of $2,873 as interest expense on the accompanying consolidated statement of operations and comprehensive loss.

Interest expense recognized on the AFG Convertible Notes is as follows:

	For the Years Ended December 31,	
	2024	2023
Contractual interest expense	$ 4,924	$ 3,679
Amortization of debt discount	928	743
Amortization of debt issuance costs	262	209
Total	$ 6,114	$ 4,631

(In thousands, except share and per share amounts)

13. Borrowings (cont.)

The balance for the AFG Convertible Notes is as follows:

	December 31,	
	2024	2023
Principal	$ 22,353	$ 17,429
Unamortized debt discount	(1,906)	(2,835)
Unamortized debt issuance costs	(538)	(800)
Embedded conversion feature	43,124	4,345
Aggregate carrying value	$ 63,033	$ 18,139

The loss from the change in fair value of the embedded derivative for the year ended December 31, 2024 was $38,779, and the gain from the change in fair value of the embedded derivative liability for the year ended December 31, 2023 was $2,106. See Note 16, *Fair Value Measurement* for the assumptions used to determine the fair value of the embedded derivative as of December 31, 2023 and as of the date of issuance. The Company is obligated to repay all contractual interest attributable to the AFG Convertible Notes in-kind on a semi-annual basis, in accordance with the terms of the Investment Agreement. During the year ended December 31, 2024, contractual interest in-kind of $4,924 was recorded as an increase to the AFG Convertible Notes' principal balance on the Consolidated Balance Sheets.

Senior Secured Term Loan

On July 29, 2022 (the "Closing Date"), the Company entered into a $100,000 Senior Secured Term Loan Credit Agreement with Atlas Credit Partners (ACP) Post Oak Credit I LLC (Atlas), as administrative agent for the Atlas Lenders and collateral agent for the secured parties. The Senior Secured Term Loan was scheduled to mature on the earlier of (i) July 29, 2026, and (ii) 91 days prior to the current maturity date of the 2021 Convertible Notes of June 30, 2026. The Company had the right at any time to prepay any Borrowing in whole or in part in an amount of not less than $500.

The outstanding principal balance of the Senior Secured Term Loan bore interest, at the applicable margin plus, at the Company's election, either (i) the benchmark secured overnight financing rate ("SOFR"), which is a per annum rate equal to (y) the Adjusted Term SOFR plus 0.2616%, or (ii) the alternate base rate ("ABR"), which is a per annum rate equal to the greatest of (x) the U.S. Prime Lending Rate, (y) the NYFRB Rate (as defined in the Senior Secured Term Loan Agreement) plus 0.5% and (z) the SOFR. The applicable margin under the Credit Agreement was 8.5% per annum with respect to SOFR loans, and 7.5% per annum with respect to ABR loans. Interest on the Senior Secured Term Loan accrued at a variable interest rate, and interest payments are due quarterly. The Company may elect to convert SOFR Loans to ABR (and ABR Loans to SOFR).

Interest was required to be escrowed based on the principal outstanding. This amount was $11,755 at December 31, 2023. This escrowed amount was classified as restricted cash on the Consolidated Balance Sheets.

Termination of the Senior Secured Term Loan

On June 21, 2024, the Atlas Credit Agreement, and the subsequent commitment increase agreements thereto, which provided for a $100,000 Senior Secured Term Loan Credit Agreement, were terminated pursuant to the terms of the Atlas Payoff Letter and the Insurer Letter Agreement, and all security interests and other liens granted to or held by the Atlas Lenders were terminated and released.

In accordance with the Atlas Payoff Letter, the Company agreed to payoff the Senior Secured Term Loan for (a) approximately $11,900 (which was released from the interest escrow account maintained pursuant to the Atlas Credit Agreement and (b) $1,000 for the account of Atlas; provided that Atlas agreed to accept a participation in the Credit Agreement in lieu of such $1,000 payment, and (c) $8,000. In accordance with the Insurer Letter Agreement, the Company shall pay to the Atlas Insurers (i) on December 31, 2024, subject to the absence of certain events of default under the Credit Agreement, $3,000 and (ii) on June 30, 2025, subject to the absence of certain events of default under the Credit Agreement, $4,000.

EOS ENERGY ENTERPRISES, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share amounts)

13. Borrowings (cont.)

Absent termination, the Senior Secured Term Loan would have matured on the earlier of (i) July 29, 2026 and (ii) 91 days prior to the maturity of certain of the Company's outstanding convertible notes. The aggregate principal amount of the Senior Secured Term Loan outstanding was $100,000 at the time of termination.

The Company accounted for the termination of the Senior Secured Term Loan in accordance with ASC 470-60, *Troubled Debt Restructurings*. As a result, the Company recognized a restructuring gain of $68,478 in the Consolidated Statements of Operations and Comprehensive Loss for the twelve months ended December 31, 2024.

See Note 3, *Credit Agreement and Securities Purchase Transaction* for additional information on this transaction.

The following table summarizes interest expense recognized on the Senior Secured Term Loan:

	For the Years Ended December 31,	
	2024	2023
Contractual interest expense	$ 6,858	$ 13,943
Amortization of debt discount	224	407
Amortization of debt issuance costs	1,980	3,601
Total	$ 9,062	$ 17,951

The Senior Secured Term Loan balances are as follows:

	December 31, 2023
Principal	$ 100,000
Unamortized debt discount	(1,459)
Unamortized debt issuance costs	(12,917)
Aggregate carrying value	$ 85,624

Equipment Financing facility

The Company entered into an agreement on September 30, 2021 with Trinity Capital Inc. ("Trinity") for a $25,000 equipment financing facility, the proceeds of which will be used to acquire certain manufacturing equipment, subject to Trinity's approval. Each draw is executed under a separate payment schedule (a "Schedule") that constitutes a separate financial instrument. The financing fees included in each Schedule are established through monthly payment factors determined by Trinity. Such monthly payment factors are based on the Prime Rate reported in The Wall Street Journal in effect on the first day of the month in which a Schedule is executed.

Date of Draw	Gross Amount of Initial Draw	Coupon Interest Rate	Debt Issuance Costs
September 2021	$ 7,000	14.3%	$ 175
September 2022	4,216	16.2%	96
Total Equipment Financing loans	$ 11,216		$ 271

As of December 31, 2024 and December 31, 2023, total equipment financing debt outstanding was $2,385 and $5,710, respectively of which $2,014 and $3,332 are recorded as a current liability on the Consolidated Balance Sheets, respectively. For the years ended December 31, 2024 and 2023, the Company recognized $650 and $1,111 as interest expense attributable to the equipment financing agreement, respectively.

(In thousands, except share and per share amounts)

13. Borrowings (cont.)

Yorkville Convertible Promissory Notes - Related Party

In December 2022, February 2023, March of 2023, and April 2023, the Company issued convertible promissory notes with an aggregate principal amount of $37,000 in a private placement to Yorkville under the second and third supplemental agreements to the SEPA. The fair values of the convertible promissory notes at issuance were greater than the proceeds received. Accordingly, the Company recorded the excess of fair value of these promissory notes over the proceeds as Interest expense - related parties in the amount of $17,571, for the year ended December 31, 2023, which is reflected in the Consolidated Statements of Operations and Comprehensive Loss.

During the first half of 2023, Yorkville delivered Investor Notices requiring the Company to issue and sell an aggregate of 22,947,029 shares of common stock to Yorkville to offset all outstanding amounts owed to Yorkville under the outstanding convertible promissory notes. The Company recognized a loss on debt extinguishment from the issuance of common stock from the outstanding convertible promissory notes of $3,510 for the for the year ended December 31, 2023, which is reflected in the Consolidated Statements of Operations and Comprehensive Loss.

The conversion feature for each of the convertible promissory notes did not qualify for the scope exception to derivative accounting, therefore the conversion option was bifurcated from each convertible promissory note. The bifurcated derivatives were recorded at their initial fair value on the date of issuance and subject to remeasurement at the debt extinguishment date, with changes in fair value recognized as a realized gain or loss in the Consolidated Statements of Operations and Comprehensive Loss. Net gain of $6,922 was recognized for the year ended December 31, 2023.

As of December 31, 2023, there were no outstanding Yorkville convertible promissory notes.

14. Warrants Liability

The exercise price, amount of warrants outstanding and fair value for all warrants as of December 31, 2024 and 2023 are as follows:

		December 31, 2024		December 31, 2023	
	Exercise Price	**Warrants Outstanding**	**Fair Value**	**Warrants Outstanding**	**Fair Value**
IPO warrants	$11.50	274,400	$ 269	274,400	$ 55
April 2023 warrants	$3.14	16,000,000	56,400	16,000,000	6,276
May 2023 warrants	$2.50	3,601,980	13,126	3,601,980	1,544
December 2023 warrants	$1.60	29,799,992	119,796	34,482,759	19,586
Total		49,676,372	189,591	54,359,139	27,461
Warrants liability - related party					
SPA Warrant	$0.01	1	188,857	—	—
Contingent warrants[(a)]	n/a	—	77,773	—	—
Total		1	$ 266,630	—	$ —

(a) Contingent warrants represent future issuable shares of stock. See Note 3, *Credit and Securities Purchase Transaction* for further discussion.

The change in fair value for IPO Warrants, April 2023 Warrants, May 2023 Warrants and December 2023 Warrants have been recognized in change in fair value of warrants on the Company's Consolidated Statements of Operations and Comprehensive Loss. The fair value for these warrants is included in Warrants liability on the Consolidated Balance Sheets. The change in fair value for the SPA warrant and Contingent Warrants have been recognized in Change in fair value of derivatives - related parties on the Company's Consolidated Statements of Operations and Comprehensive Loss. The fair value for these warrants is included in Warrants liability - related party on the Consolidated Balance Sheets. See Note 16, *Fair Value Measurements* for further information.

(In thousands, except share and per share amounts)

14. Warrants Liability (cont.)

The Company issued private placement warrants to B. Riley Financial, Inc. in conjunction with its initial public offering 2020 ("IPO warrants").

In April 2023, the Company issued 16,000,000 shares of common stock and 16,000,000 private placement warrants to purchase shares of common stock, and in May 2023, the Company issued another 3,601,980 shares of common stock and 3,601,980 private placement warrants to purchase shares of common stock (the "April 2023 Transaction" and "May 2023 Transaction", respectively). The proceeds from the April 2023 Transaction and May 2023 Transaction were $40,000, and $8,000, respectively. The fair value of the warrants and common stock for the April 2023 Transaction and May 2023 Transaction at issuance was $66,366 and $13,267, respectively, which was greater than the proceeds. As such, the Company recorded the excess as losses in the amounts of $26,366 and $5,267, respectively, as a component of change in fair value of warrants in the Company's Consolidated Statements of Operations and Comprehensive Loss. The Company paid $2,328 in underwriting fees at closing related to the Transactions.

In December 2023, the Company issued in a combined public offering (i) 34,482,759 shares of its common stock and (ii) accompanying common warrants to purchase one share of common stock for each share of common stock sold (the "December 2023 Public Offering"). The gross proceeds to the Company from the December 2023 Public Offering were $50,000, before deducting underwriting fees at closing. The offering price for each share of common stock and accompanying warrant was $1.45. The fair value of the warrants and common stock for the December 2023 Public Offering at issuance was $71,294, which was greater than the proceeds. As such, the Company recorded the excess as losses in the amount of $21,294, as a component of change in fair value of warrants in the Company's Consolidated Statements of Operations and Comprehensive Loss. The Company paid $2,500 in underwriting fees at closing and incurred an additional $175 in legal fees related to the offering. For the year ended December 31, 2024, 4,682,767 of the December 2023 warrants were exercised generating approximately $7,492 for the Company.

The 2023 warrants do not qualify for equity classification guidance in ASC 815-40 and are measured at fair value at each reporting period.

Warrants liability - related party

SPA Warrant

As discussed in Note 3, *Credit Agreement and Securities Purchase Transaction,* the Company issued to the Purchaser, one warrant to purchase 43,276,194 shares of common stock. The warrant has a Ten-year term, a $0.01 per share exercise price, and is exercisable at the Purchaser's discretion for cash or on a cashless basis. Upon an acceleration under the Credit Agreement, the Company could be required to purchase the warrant from the holder at an amount equal to the most recently quoted price. Following stockholder approval on September 10, 2024, the Conversion Cap increased to 49.9%. See Note 3, *Credit Agreement and Securities Purchase Transaction* for additional information on this transaction.

Contingent Warrants

Following the Initial Draw, on three separate predetermined draw dates (for the third draw, see Note 23, *Subsequent Events)* upon the achievement of the corresponding performance milestone for each such draw date, the Company received additional funds under the Credit Agreement and issued securities under the SPA in an amount equal to the applicable percentage, up to an aggregate of 33.0% ownership limitation on a fully-diluted basis as of the time the Delayed Draw Term Loan was fully drawn. Although these contingent warrants were not issued or exercisable until additional draws occurred, they meet the guidance under ASC 480 and are recognized at fair value with changes in fair value reported in the Consolidated Statements of Operations and Comprehensive Loss. The applicable percentage is subject to increase by 8.0% to up to 41.0% on a fully diluted basis to the extent that milestones are not met on the final measurement date on April 30, 2025, in which case additional Contingent Warrants would be issuable.

(In thousands, except share and per share amounts)

15. Leases

The Company leases machinery, manufacturing facilities, office space, land, and equipment under both operating and finance leases. Lease assets and lease liabilities as of December 31, 2024 and 2023 were as follows:

	Classification on Balance Sheet	December 31, 2024	December 31, 2023
Assets			
ROU operating lease assets	Operating lease right-of-use asset, net	$ 2,909	$ 4,033
Finance lease assets	Property, plant and equipment, net	106	209
Total lease assets		$ 3,015	$ 4,242

	Classification on Balance Sheet	December 31, 2024	December 31, 2023
Liabilities			
Current			
Operating lease liability	Operating lease liability, current	$ 1,879	$ 1,496
Finance lease liability	Other current liabilities	42	100
Long-term			
Operating lease liability	Operating lease liability	1,628	3,350
Finance lease liability	Other liabilities	46	88
Total lease liabilities		$ 3,595	$ 5,034

Operating lease costs for the years ended December 31, 2024 and 2023, were $1,938 and $1,573, respectively. As of December 31, 2024 and 2023, the weighted average remaining term (in years) for the operating leases was 1.82 and 2.77 years, respectively and the weighted average discount rate was 18.3% and 16.0%, respectively. As of December 31, 2024 and 2023, the weighted average remaining term (in years) for the finance leases was 2.18 and 2.54 years, respectively, and the weighted average discount rate was 20.8% and 26.3%, respectively.

Future minimum lease payments as of December 31, 2024 were as follows:

	Operating leases	Finance leases	Total
2025	$ 2,286	$ 56	$ 2,342
2026	1,722	35	1,757
2027	26	19	45
2028	24	—	24
Total minimum lease payments	4,058	110	4,168
Less amounts representing interest	(551)	(22)	(573)
Present value of minimum lease payments	$ 3,507	$ 88	$ 3,595

16. Fair Value Measurement

The Company's financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, notes receivable, contract assets, accounts payable, accrued expenses, warrants, notes payable — related party, contract liabilities, and long-term debt.

Accounting standards require financial assets and liabilities to be classified based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

(In thousands, except share and per share amounts)

16. Fair Value Measurement (cont.)

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Inputs that are generally unobservable and typically reflect management's estimate of assumptions that market participants would use in pricing the asset or liability.

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, contract assets, contract liabilities and accounts payable, and DOE Loan Facility are considered to be representative of their fair value.

The table below summarizes the fair values of certain liabilities that are included within the Company's accompanying Consolidated Balance Sheets, and their designations among the three fair value measurement categories:

	December 31, 2024			December 31, 2023		
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Liabilities						
SPA Warrant [(a)]	$ —	$ —	$ 188,857	$ —	$ —	$ —
Contingent warrants [(a)]	—	—	77,773	—	$ —	—
IPO, April, May and December 2023 Warrants [(b)]	—	269	189,322	—	55	27,406
Delayed Draw Term Loan	—	—	76,188	—	—	—
Embedded derivatives[(c)]	—	—	44,396	—	—	4,423
Total liabilities	$ —	$ 269	$ 576,536	$ —	$ 55	$ 31,829

(a) Included in Warrants liability - Related party on the Consolidated Balance Sheets.

(b) All these instruments are Level 3, except for the IPO warrants (Level 2). These are included in Warrants liability on the Consolidated Balance Sheets.

(c) Included in Notes Payable - Related Party on the Consolidated Balance Sheets.

IPO Warrants

The IPO warrants are classified as Level 2 financial instruments in the table above. They are valued on the basis of the quoted price of the Company's public warrants, adjusted for insignificant difference between the public warrants and the private placement warrants.

(In thousands, except share and per share amounts)

16. Fair Value Measurement (cont.)

April 2023 warrants, May 2023 warrants and December 2023 warrants

The April 2023 warrants, May 2023 warrants, and the December 2023 warrants are classified as Level 3 financial instruments in the table above. The Company estimated the fair value of these warrants using the Black-Scholes model at inception and on subsequent valuation dates. This model incorporates inputs such as the stock price of the Company, risk-free interest rate, volatility, and time to expiration. The volatility involves unobservable inputs classified as Level 3 of the fair value hierarchy.

The inputs used to determine the fair value of the April 2023 warrants, May 2023 warrants, and the December 2023 warrants are as follows:

April 2023 warrants	**December 31, 2024**	**December 31, 2023**	**April 12, 2023**
Time to expiration	3.79 years	4.79 years	5.51 years
Common stock price	$ 4.86	$ 1.09	$ 2.61
Risk-free interest rate	4.3 %	3.8 %	3.4 %
Volatility	90.0 %	70.0 %	70.0 %

May 2023 warrants	**December 31, 2024**	**December 31, 2023**	**May 15, 2023**
Time to expiration	3.54 years	4.54 years	5.17 years
Common stock price	$ 4.86	$ 1.09	$ 2.31
Risk-free interest rate	4.3 %	3.8 %	3.4 %
Volatility	90.0 %	70.0 %	70.0 %

December 2023 warrants	**December 31, 2024**	**December 31, 2023**	**December 14, 2023**
Time to expiration	3.96 years	4.96 years	5.00 years
Common stock price	$ 4.86	$ 1.09	$ 1.32
Risk-free interest rate	4.3 %	3.8 %	3.9 %
Volatility	90.0 %	70.0 %	70.0 %

Embedded derivatives

The Company estimated the fair value of the embedded conversion features in the 2021 Convertible Note and AFG Convertible Note using a binomial lattice model at inception and on subsequent valuation dates. This model incorporates inputs such as the stock price of the Company, dividend yield, risk-free interest rate, the effective debt yield and expected volatility. The effective debt yield and volatility involve unobservable inputs classified as Level 3 of the fair value hierarchy.

The inputs used to determine the fair value of the embedded derivative liabilities are as follows:

2021 Convertible Note	**December 31, 2024**	**December 31, 2023**
Term	1.50 Years	2.50 years
Dividend yield	— %	— %
Risk-free interest rate	4.2 %	4.1 %
Volatility	65.0 %	70.0 %
Effective debt yield	30.0 %	40.0 %

(In thousands, except share and per share amounts)

16. Fair Value Measurement (cont.)

AFG Convertible Note	December 31, 2024	December 31, 2023	January 18, 2023
Term	1.50 Years	2.50 years	3.45 years
Dividend yield	— %	— %	— %
Risk-free interest rate	4.2 %	4.1 %	3.6 %
Volatility	65.0 %	70.0 %	70.0 %
Effective debt yield	30.0 %	40.0 %	40.0 %

Accounting for instruments resulting from the Credit and Securities Purchase Transaction

The Loan commitment assets were measured at fair value as of June 21, 2024 (see Note 3, *Credit and Securities Purchase Transaction*). The fair value was $76,091 at issuance calculated using the discounted cash flow model. They will not be subsequently remeasured at fair value.

The following table summarizes instruments that were initially and subsequently measured at fair value. (see Note 3, *Credit and Securities Purchase Transaction*):

Instrument	Initial measurement date	Initial Fair Value
Initial Draw of the Delayed Draw Term Loan	6/21/2024	25,653
SPA Warrant	6/21/2024	32,903
Contingent Warrants	6/21/2024	62,191
August Draw of the Delayed Draw Term Loan	8/29/2024	12,528
October Draw of the Delayed Draw Term Loan	10/31/2024	28,340

The fair value of each draw of the Delayed Draw Term Loan was estimated using a discounted cash flow ("DCF") method, based on the contractual cash flows discounted at a debt yield and considering the probability of achieving certain milestones.

The fair value for the SPA warrant is estimated based on its intrinsic value, using the Eos common stock closing price adjusted by a discount for lack of marketability ("DLOM"), less the exercise price of $0.01 for the SPA Warrant. A DLOM was applied considering the underlying shares of the SPA Warrants are unregistered.

The fair value of the Contingent Warrants is estimated based on the underlying Eos common stock closing price adjusted by a DLOM using Black-Scholes option pricing model, considering the probability of achieving certain milestones. A DLOM was applied considering the underlying shares of the Contingent Warrants are unregistered.

The fair values for all the above instruments are designated as level 3 measurements as they rely on significant unobservable inputs. The significant unobservable inputs for each of these instruments are disclosed in the tables below. All other inputs used are observable.

Quantitative information about all significant unobservable inputs used in the fair value measurement for non-recurring level 3 measurements:

Loan Commitment Assets:	June 21, 2024
Milestones achievement expectations	Very high probability
Debt yield	47.5 %

(In thousands, except share and per share amounts)

16. Fair Value Measurement (cont.)

Quantitative information about all significant unobservable inputs used in the fair value measurement for recurring level 3 measurements:

Delayed Draw Term Loan Initial Tranche	June 21, 2024	December 31, 2024
Debt yield	47.5 %	30.0 %

Contingent Warrants- all tranches	June 21, 2024	December 31, 2024
Milestones achievement expectations	Very high probability	Very high probability
Volatility	70.0 %	65.0 %
Discount for lack of marketability ("DLOM")	10.0 %	10.0 %

SPA Warrant	June 21, 2024	December 31, 2024
Discount for lack of marketability ("DLOM")	10.0 %	10.0 %

Delayed Draw Term Loan August Draw	August 31, 2024	December 31, 2024
Debt yield	42.5 %	30.0 %

Delayed Draw Term Loan October Draw	October 31, 2024	December 31, 2024
Debt yield	42.5 %	30.0 %

(In thousands, except share and per share amounts)

16. Fair Value Measurement (cont.)

Level 3

The following table summarizes the changes in the fair value of liabilities that are included within the Company's accompanying Consolidated Balance Sheets and are designated as Level 3:

	For the Years Ended December 31,	
	2024	2023
Delayed Draw Term Loan		
Balance at beginning of the period	$ —	$ —
Additions- Initial Draw	25,653	—
Additions- August Draw	12,528	—
Additions- October Draw	28,340	—
Change in fair value of Term Loan	9,667	—
Balance at end of the period	$ 76,188	$ —
SPA Warrant and Contingent Warrants		
Balance at beginning of the period	$ —	$ —
Additions	95,094	—
Conversion to preferred stock	(193,920)	—
Change in fair value of warrants	365,456	—
Balance at end of the period	$ 266,630	$ —
Embedded derivatives		
Balance at beginning of the period	$ 4,423	$ 1,945
Additions	41	30,619
Change in fair value of derivatives - related party	39,932	(28,141)
Balance at end of the period	$ 44,396	$ 4,423
April, May, and December 2023 Warrants		
Balance at beginning of the period	$ 27,406	$ —
Additions	—	55,330
Exercised warrants	(9,096)	—
Change in fair value of warrants	171,012	(27,924)
Balance at end of the period	$ 189,322	$ 27,406

(In thousands, except share and per share amounts)

16. Fair Value Measurement (cont.)

The estimated fair value of financial instruments not carried at fair value in the Consolidated Balance Sheets was as follows:

		December 31, 2024		December 31, 2023	
	Level in fair value hierarchy	Carrying Value	Fair Value	Carrying Value	Fair Value
Notes receivable	3	$ 847	$ 740	$ 863	$ 719
Loan commitment assets	3	21,731	21,051	—	—
2021 Convertible Notes*	3	109,838	91,951	94,386	57,998
Senior Secured Term Loan	3	—	—	85,624	61,360
AFG Convertible Notes*	3	63,033	65,053	18,139	18,352
Equipment financing facility	3	2,385	2,097	5,710	4,826
Preferred Stock	3	488,696	454,581	—	—
DOE Loan Facility	3	65,452	67,740	—	—
Total		$ 751,982	$ 703,213	$ 204,722	$ 143,255

*Includes the embedded derivative liabilities.

17. Commitments and Contingencies

Lease commitments

The Company has lease commitments under lease agreements. See Note 15, *Leases,* for additional information.

Minimum Volume Commitment

In June 2022, the Company entered into a long-term supply agreement with a minimum volume commitment with a third party, which provides services to process certain raw materials. Any purchase order issued under this supply agreement will be non-cancellable. To the extent the Company fails to order the guaranteed minimum volume defined in the contract at the end of the term, the Company is required to pay the counterparty an amount equal to the shortfall, if any, multiplied by a fee. The Company is currently negotiating a new long-term supply agreement with the counterparty. As part of the ongoing negotiations, during the fourth quarter, the Company paid the counterparty $1,250 as a shortfall penalty and transferred equipment with a net book value of approximately $600. As a result, the Company has been released of any minimum volume commitments as part of the original agreement.

Legal Proceedings

Class Action Complaints

On March 8, 2023, a class action lawsuit (the "Delman Complaint") was filed in the Court of Chancery of the State of Delaware by plaintiff Richard Delman (the "Delman Plaintiff") against certain defendants including the Company's former directors (the "Delman Defendants"). Neither the Company nor Eos Energy Storage LLC were named as a defendant in the Delman Complaint, but each was identified as a relevant non-party, and the Company has indemnification obligations relating to the lawsuit. On June 26, 2024, the parties to the Delman Complaint as well as the Company entered into a definitive Stipulation and Agreement of Settlement, Compromise, and Release and related documents (collectively, "Settlement Agreement"), pursuant to which the Delman Plaintiff agreed to release all claims against the Delman Defendants in exchange for a settlement payment of $8,500 (the "Settlement Amount"), funded by the Company's D&O liability insurers, subject to the Company's retention of $1,000 consisting of payment of legal fees of the Delman Defendants. On October 17, 2024, the Court of Chancery approved the Settlement Agreement and entered the Final Judgment subject to the payment of Settlement Amount. On December 10, 2024, the Settlement Amount was fully paid to the Delman Plaintiff by the Company's D&O liability insurers.

(In thousands, except share and per share amounts)

17. Commitments and Contingencies (cont.)

On August 1, 2023, a class action lawsuit (the "Houck Complaint") was filed in the United States District Court of New Jersey by plaintiff William Houck (the "Houck Plaintiff") against the Company and three individual officers: the Company's Chief Executive Officer, its former Chief Financial Officer, and its current Chief Financial Officer (with the Company, the "Houck Defendants"). The Houck Complaint alleges that the Houck Defendants violated federal securities laws by making knowingly false or misleading statements about the Company's contractual relationship with a customer and about the size of the Company's order backlog and commercial pipeline. On November 8, 2024, the District Court granted the renewed motion to dismiss filed by the Houck Defendants. On January 23, 2025, the Company filed a Notice and Request for Entry of Final Judgment with the District Court. The Company is awaiting the District Court's entry of Final Judgment.

On November 5, 2024, a shareholder derivative lawsuit (the "Hyung Complaint") was filed in the United States District Court of the District of New Jersey by plaintiff Jung Jae Hyung (the "Hyung Plaintiff") against certain defendants including the Company's current Chief Executive Officer, the Company's current Chief Financial Officer, and five of the Company's current Directors and one former Director (the "Hyung Defendants"). The Hyung Complaint alleges that the Hyung Defendants breached their fiduciary duties to the Company by allowing the Company to make knowingly false or misleading statements about the Company's contractual relationship with a customer and about the size of the Company's order backlog and commercial pipeline. The Company intends to vigorously contest this matter.

18. Stock-Based Compensation

Stock-based compensation expense included in the Consolidated Statements of Operations and Comprehensive Loss was as follows:

	For the years ended December 31,	
	2024	2023
Stock options	$ 264	$ 2,468
Performance-based restricted stock units	8,332	—
Restricted stock units	10,184	11,589
Total	$ 18,780	$ 14,057

The stock compensation has been recorded in cost of goods sold, research and development expenses and selling, general and administrative expenses.

Stock options

The following table summarizes stock options activity during the years ended December 31, 2024 and 2023:

(In thousands, except share and per share amounts)

18. Stock-Based Compensation (cont.)

	Units	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)
Options Outstanding at December 31, 2022	**4,344,812**	**$ 4.37**	**7.7**
Granted	649,865	2.27	
Cancelled/Forfeited	(504,550)	2.39	
Exercised	(262,500)	1.35	
Options Outstanding at December 31, 2023	**4,227,627**	**4.47**	**5.2**
Granted	—	—	
Cancelled/Forfeited	(225,000)	1.39	
Exercised	(44,000)	1.28	
Options Outstanding at December 31, 2024	**3,958,627**	**4.68**	**4.0**
Options Exercisable at December 31, 2024	3,958,627	4.68	**4.0**

The assumptions used to determine the fair value of stock options granted in 2023 are as follows:

	2023
Volatility	62.60%
Risk free interest rate	4.07%
Expected life (years)	3.00
Dividend yield	0%

The weighted average grant date fair value of all stock options granted was $1.02 per option for the year ended December 31, 2023. There were no stock options granted for the year ended December 31, 2024.

Restricted Stock Units ("RSU")

The following table summarizes RSU activity during the years ended December 31, 2024 and 2023:

	Units	Weighted-Average Grant-Date Fair Value
RSUs Outstanding at December 31, 2022	**2,995,890**	**$ 7.89**
Granted	4,804,057	3.42
Cancelled/Forfeited	(898,525)	4.86
Vested	(1,453,964)	7.39
RSUs Outstanding at December 31, 2023	**5,447,458**	**4.58**
Granted	12,135,118	1.87
Cancelled/Forfeited	(1,238,231)	2.25
Vested	(2,371,609)	6.05
RSUs Outstanding at December 31, 2024	**13,972,736**	**2.18**

As of December 31, 2024, there was $25,151 of unrecognized compensation expense attributable to unvested RSUs, expected to be recognized over a weighted-average remaining vesting period of 2.2 years.

(In thousands, except share and per share amounts)

18. Stock-Based Compensation (cont.)

Performance-Based Restricted Stock Units ("PRSU")

The following table summarizes PRSU activity during the year ended December 31, 2024:

	Units	Weighted-Average Grant-Date Fair Value
PRSUs Outstanding at December 31, 2023	—	$ —
Granted	9,192,500	1.92
Cancelled/Forfeited	(387,500)	1.74
Vested	—	—
PRSUs Outstanding at December 31, 2024	8,805,000	1.93

During the third quarter of 2024, the Company granted contingent shares to select key executives that may be earned based on the Company's total shareholder return ("TSR") over a two and three-year period following the grant date. TSR awards are paid out in stock at the end of the vesting period based on the Company's stock performance. The performance is measured by determining the percentile rank of the total shareholder return of the Company's common stock relative to the TSR of the Russell 2000 index peer group for the two and three-year period following the grant date. This peer group includes the entire Russell 2000 index as it existed at the beginning of the performance period, excluding any companies that were removed from the index during the performance period. The payment of awards following the two and three-year award period is based on performance achieved in accordance with the scale set forth in the plan agreement and may range from 0% to 200% of the initial grant. The fair value of the TSR awards is estimated using a Monte Carlo simulation in an option pricing framework.

The following summarizes the key assumptions used to estimate the fair value of the TSR awards that were granted, and the resulting weighted average grant date fair value.

	TSR awards
Company share price	$ 1.74
Company volatility	115.3 %
Company correlation	36.1 %
Company dividend yield	— %
Weighted average performance term	2.4 years
Weighted average risk-free interest rate	4.3 %
Peer group average volatility	54.3 %
Peer group average correlation	44.2 %
Weighted average grant date fair value	**$ 3.19**

During the third quarter of 2024, the Company also granted shares contingent upon the achievement of certain performance milestones related to the Credit Agreement that may be earned over the performance period following the grant date. The contingent share awards ("Milestone PRSU") are paid out in stock at the end of the vesting period based on the Company's achievement of the performance milestones.

As of December 31, 2024, there was $8,638 of unrecognized compensation expense attributable to unvested PRSUs, expected to be recognized over a weighted-average remaining vesting period of 0.9 years.

In 2024, the Company reserved an additional 19,000,000 shares for the Amended and Restated 2020 Incentive Plan. As of December 31, 2024 and 2023, 4,552,831 and 5,015,893 shares remain for future issuance, respectively.

(In thousands, except share and per share amounts)

18. Stock-Based Compensation (cont.)

During the year ended December 31, 2023, the Company granted 40,000 RSUs with performance and service conditions. Stock compensation is recognized on a straight-line basis over the requisite service period of the award, which is generally the award vesting term. For awards with performance conditions, compensation expense is recognized using an accelerated attribution method over the vesting period. The performance conditions primarily relate to achievement of sales and financing targets. In June 2023, the Company modified 550,000 performance-based stock options that were issued in June 2022 and December 2022 by extending the period to meet certain performance conditions. During the year ended December 31, 2023, all performance conditions were met for these 550,000 options, therefore accelerating the vesting and respective expense.

19. Income Taxes

The Company is subject to U.S., Italy and India tax laws, regulations and policies. Changes to these laws or regulations may affect the Company's tax liability, return on investments and business operations.

Earnings before income taxes

Net income (losses) before income taxes for the years ended December 31, 2024 and 2023 was as follows:

	For the years ended December 31,	
	2024	2023
U.S.	$ (685,809)	$ (229,585)
Non-U.S.	(40)	110
Total loss before income tax	$ (685,849)	$ (229,475)

Income expense (benefit)

Income tax expense (benefit) was as follows:

	For the years ended December 31,	
	2024	2023
Current expense (benefit):		
U.S. federal	$ —	$ —
U.S. state and local	—	—
Non-U.S.	21	31
Total current income tax provision	$ 21	$ 31
Deferred expense (benefit):		
U.S. federal	$ —	$ —
U.S. state and local	—	—
Non-U.S.	—	—
Total deferred income tax provision	—	—
Total income tax provision	$ 21	$ 31

The Company has a tax provision of $21 and $31 for the years ended December 31, 2024 and 2023, respectively, due to foreign taxable income and the generation of U.S. taxable losses offset by a valuation allowance on the deferred tax assets.

Reconciliation of U.S. Federal Statutory income tax rate to actual income tax rate

The reconciliation from the statutory U.S. federal income tax rate to the effective tax rate is as follows:

(In thousands, except share and per share amounts)

19. Income Taxes (cont.)

	For the years ended December 31,	
	2024	2023
Loss before income taxes	$ (685,849)	$ (229,475)
Statutory U.S. federal income tax (21%)	(144,029)	(48,190)
State and local income tax	(3,685)	330
Income taxed at rates other than statutory	29	8
Fair value adjustments – debt	(1,984)	8,420
Fair value adjustments – warrants	112,703	(5)
Derecognition of loan commitment asset	11,416	—
Stock-based compensation	2,190	1,687
Non-deductible officers compensation	413	2,580
Valuation allowance	25,867	34,821
Other	(2,899)	380
Total income tax expense	$ 21	$ 31
Effective tax rate	—	—

The reported income tax provision differs from the amount computed by applying the statutory U.S. federal income tax rate of 21% to the income before income taxes primarily due to pretax losses in the U.S. for which no tax benefit has been provided, fair value adjustments - debt and warrants, derecognition of loan commitment asset, as well as stock-based compensation.

(In thousands, except share and per share amounts)

19. Income Taxes (cont.)

Deferred Income Taxes

The Company records deferred income taxes to reflect the net tax effects of temporary differences, if any, between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. The components of deferred tax assets and liabilities at December 31, 2024 and 2023 were as follows:

	December 31,	
	2024	2023
Deferred tax assets:		
Net operating loss carryforwards	$ 178,561	$ 152,380
Capital loss carryforwards	235	235
Tax credit carryforwards	—	65
Goodwill	6,109	6,735
Capitalized research & experimental costs	9,737	8,213
Stock-based compensation	4,841	3,819
Accruals and reserves	3,455	2,503
Organizational costs	111	124
Lease liability	936	1,309
Fixed assets	1,419	268
Inventory	1,709	977
Transaction costs	7,386	244
Debt instruments	8,508	—
Other	10	—
Deferred tax assets, gross	223,017	176,872
Valuation allowance	(222,122)	(175,680)
Total deferred tax assets, net	$ 895	$ 1,192
Deferred tax liabilities:		
Right of use asset	(853)	(1,144)
Intangibles	(42)	(41)
Other	—	(7)
Deferred tax liabilities	(895)	(1,192)
Total deferred tax asset (liability)	$ —	$ —

The Tax Cuts & Jobs Act of 2017 ("TCJA") mandated that research and experimental ("R&E") costs incurred in tax years beginning after December 31, 2021 must be capitalized and amortized over five years if the research is performed in the United States and over 15 years if performed outside the United States. As of December 31, 2024 and December 31, 2023, the Company has capitalized and will amortize these costs over the required periods.

The Company maintains a valuation allowance where it is more-likely-than-not that all or a portion of a deferred tax asset may not be realized. Changes in the valuation allowance are included in the Company's income tax provision in the period of change. In determining whether a valuation allowance is required, the Company evaluates factors such as prior earnings history, expected future earnings, reversal of existing taxable temporary differences, carry back and carry forward periods and tax planning strategies that could potentially enhance the likelihood of the realization of a deferred tax asset. The Company has determined that it is more-likely-than-not that it will not be able to utilize its U.S. deferred tax assets at December 31, 2024 and 2023 due to a history of cumulative losses. As such, the Company has a valuation allowance against its net deferred tax assets.

(In thousands, except share and per share amounts)

19. Income Taxes (cont.)

The valuation allowance increased by $46,442 between December 31, 2024 and 2023. The increase was primarily attributable to an increase in net operating loss ("NOL") carryforwards and impact of the DDTL transaction. At December 31, 2024, the valuation allowance is $222,122, of which $11,006 would be allocated to equity if released. The remaining valuation allowance of $211,116 would be released through continuing operations.

Net Operating Losses & Tax Credits

As of December 31, 2024 and 2023, the Company has federal research and development tax credits ("R&D credit") of approximately $3,733 for both years, which begin to expire in varying amounts from 2031 – 2038, subject to the annual limitation described below. In addition, the Company has state R&D credits of approximately $65 for the year ended December 31, 2023, which expired in 2024.

The Company has NOL carryforwards for tax purposes and other deferred tax assets that are available to offset future taxable income, subject to the annual limitation described below.

As of December 31, 2024 and 2023, the Company has gross federal NOL carryforwards of approximately $741,178 and $638,507, respectively. As of December 31, 2024 and 2023, the Company has state NOL carryforwards of $1,032,728 and $228,333, respectively. Regarding the federal NOL, for the year ended December 31, 2024, $89,051 begins to expire in varying amounts from 2032 through 2036, while $652,127 has an indefinite carryforward period. Regarding the state NOL carryforwards for the year ended December 31, 2024, $1,023,378 begins to expire in varying amounts from 2028 through 2044, while $9,350 has an indefinite carryforward period. The U.S. (federal and state) operating loss carryforwards and credits may be subject to an annual limitation due to the "change in ownership" provisions of the Internal Revenue Code, and similar state provisions. In 2020, the Company determined that the merger transaction constitutes a change of ownership as defined under Internal Revenue Code Section 382 and Section 383. The Company completed an ownership shift analysis through December 31, 2024 and determined that an ownership change occurred during the 2024 tax year within the meaning of Sections 382 and 383 of the Code. Based on our ownership change limitation study, the timing of the Company's ability to utilize its pre-change federal NOLs and tax credits may be limited subject to the Section 382 limitation. However, we do not expect that the limitation due to the ownership change will result in any of the NOLs expiring unutilized as a significant amount have an indefinite life carryforward. Assuming there is sufficient projected taxable income, a majority of the Section 382 limited net operating losses will be available prior to the year ended December 31, 2029. Management believes such limitation will not have a material adverse effect on the financial statements as the Company is currently in a net loss position, and the deferred tax asset on the Company's NOL carryforward is offset by a full valuation allowance. Based on management's 2020 Section 383 limitation analysis, it is expected that as of December 31, 2024 and December 31, 2023, $3,733 of federal R&D credits will expire unused.

On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 into law. There are two major corporate tax provisions included in the Act. In general, the IRA creates a 15% corporate alternative minimum tax ("CAMT") on any corporation that has (or has had) average annual "adjusted financial statement income" for a three-year period preceding the tax year that exceeds $1 billion. The CAMT is effective for tax years beginning after December 31, 2022. The IRA also imposes on publicly traded U.S. corporations a 1% excise tax on certain repurchases of their stock. The excise tax is effective for stock repurchases after December 31, 2022. The Company does not expect the aforementioned provisions in the IRA to have any material impact on the Company's financial statements.

In addition to the CAMT discussed above, the IRA has production tax credits that are discussed in Note 11, *Government Grants.*

(In thousands, except share and per share amounts)

19. Income Taxes (cont.)

Unrecognized Tax Benefits

The Company is subject to income taxes in the United States (federal and state), India, and Italy. Significant judgment is required in evaluating the Company's tax positions and determining the Company's provision for income taxes. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. The Company records a liability for uncertain tax positions on the basis of a two-step process in which (i) management determines whether it is more-likely-than-not that the tax position will be sustained on the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company has unrecognized tax benefits associated with uncertain tax positions as of December 31, 2024 and 2023 as follows:

	For the years ended December 31,	
	2024	2023
Gross unrecognized tax benefits as of January 1	$ 680	$ 685
Additions:		
Current year tax positions	890	—
Prior year tax positions	—	—
Rate change	1	(5)
Settlements	—	—
Lapse of statute of limitations	—	—
Gross unrecognized tax benefits as of December 31	$ 1,571	$ 680

The total amount of gross unrecognized tax benefits was $1,571 and $680 for the years ended December 31, 2024 and 2023, respectively. The increase in gross unrecognized tax benefits in 2024 was related to an impermissible method of accounting for payroll costs.

Included in the balance of unrecognized tax benefits at December 31, 2024 are potential benefits of nil that, if recognized, would affect the effective tax rate on income from continuing operations. The open tax years for federal returns are 2021 and forward, and the open tax years for state returns are generally 2019 and forward. Net operating losses and R&D credits generated in closed years and utilized in open years are subject to adjustment by the tax authorities. The Company is currently under examination by the IRS related to tax year 2022. The Company is not under examination by any other taxing jurisdictions.

The Company regularly assesses the adequacy of its provision for income tax contingencies in accordance with ASC 740, *Income Taxes*. As a result, the Company may adjust the reserves for unrecognized tax benefits for the impact of new facts and developments, such as changes to interpretation of relevant tax law, assessments from taxing authorities, settlements with tax authorities and lapses of statute of limitations.

20. Shareholders' Deficit

Preferred Shares

The Company is authorized to issue 1,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Company's Board of Directors. The preferred stock has a par value of $0.0001. As of December 31, 2024 and 2023, there were no shares of preferred stock issued or outstanding.

(In thousands, except share and per share amounts)

20. Shareholders' Deficit (cont.)

Common Stock

The Company is authorized to issue 600,000,000 shares of common stock at $0.0001 par value. The holders of the Company's common stock are entitled to one vote for each share held. At December 31, 2024 and 2023, there were 221,791,205 and 199,133,827 shares of common stock issued and outstanding, respectively.

Treasury Stock

For the years ended December 31, 2024 and 2023, the Company recorded treasury stock of $1,228 and $633 for shares withheld from employees to cover the payroll tax liability of RSUs vested, respectively. The treasury stock was immediately retired.

Public Warrants

The Company sold warrants to purchase 9,075,000 shares of the Company's common stock in a public offering on May 22, 2020 (the "Public Warrants"). Each public warrant entitles the holder to purchase a share of common stock at a price of $11.50 per share. There were no Public Warrants exercised for the years ended December 31, 2024 and 2023. As of December 31, 2024 and 2023, there were 7,052,254 public warrants outstanding for both periods.

Standby Equity Purchase Agreement

On April 28, 2022, the Company entered into the *Standby Equity Purchase Agreement ("*SEPA"). Pursuant to the SEPA, the Company had the right, but not the obligation, to sell to Yorkville shares of its common stock at the Company's request. For the year ended December 31, 2023, total funds raised under the SEPA, inclusive of proceeds received from the 2023 Promissory Notes, were $35,550. Total shares issued under the SEPA for the year ended December 31, 2023 were 23,630,937.

On August 23, 2023, the Company and Yorkville terminated the SEPA, as amended, by mutual written consent. At the time of termination, there were no outstanding borrowings, advance notices or shares of common stock to be issued under the SEPA. In addition, there were no fees due by the Company or Yorkville in connection with the termination of the SEPA.

At-the-Market Offering Program

The Company has a sales agreement with Cowen and Company, LLC ("Cowen"), with respect to an at-the-market offering ("ATM") program under which the Company may offer and sell, from time to time at its sole discretion, shares of its common stock, having an aggregate offering price of up to $200,000 through Cowen as its sales agent and/or principal.

During the year ended December 31, 2024, the Company sold 16,627,523 shares raising proceeds of $14,089, net of fees paid to Cowen, at an average selling price of $0.87 per share, included in the Consolidated Statement of Shareholders' Equity.

During the year ended December 31, 2023, the Company sold 37,126,137 shares raising proceeds of $92,916, net of fees paid to Cowen, at an average selling price of $2.58 per share, included in the Consolidated Statement of Shareholders' Equity.

21. Earnings Per Share

Generally, basic earnings per share ("EPS") is computed by dividing earnings available to common shareholders by the weighted average number of shares of common stock outstanding during the period. The SPA Warrant and Preferred Series B are participating securities that do not have the obligation to share in the losses of the Company. Therefore, the more dilutive of the "if-converted" and "two-class" method must be applied when calculating EPS for the common shares.

Management has elected to recognize changes in the redemption value of the Series B Preferred Stock. At each balance sheet date, the redemption value of the Series B Preferred Stock will be calculated, and if the redemption

(In thousands, except share and per share amounts)

21. Earnings Per Share (cont.)

value is greater than the carrying value, the carrying value will be accreted to the redemption value. The accretion is recorded as a deemed dividend, which, in the absence of Retained earnings, reduces additional paid in capital and earnings available to common shareholders in computing basic and diluted EPS. Other potentially dilutive common shares and the related impact to earnings are considered when calculating EPS on a diluted basis.

Since the Company incurred a net loss for the year ended December 31, 2024, as well as the year ended December 31, 2023, the potential dilutive shares from stock options, restricted stock units, warrants, and convertible notes were excluded from the calculation of diluted net loss per share because their effect would have been anti-dilutive for the periods presented. Therefore, basic and diluted EPS are computed using the same number of weighted-average shares for the year ended December 31, 2024, as well as the year ended December 31, 2023. The following potentially dilutive shares were excluded from the calculation of diluted net loss per share because their effect would have been anti-dilutive for the year ended December 31, 2024, as well as the year ended December 31, 2023:

	For the years ended December 31,	
	2024	2023
Stock options, RSUs, PRSUs	26,736,363	9,675,085
Public and private placement warrants	100,004,820	61,411,393
Convertible Notes (if converted)	19,527,599	16,226,124
Series B Preferred Stock	99,006,390	—

22. Segment Reporting

The Company's chief operating decision-maker ("CODM") is its Chief Executive Officer and President. Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the CODM in deciding how to allocate resources to an individual segment and in assessing performance. The Company's CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it operates in one operating and one reportable segment.

The Company designs, develops, manufactures, and markets innovative zinc-based energy storage solutions for utility-scale, microgrid and commercial & industrial (C&I) applications. The Company operates and holds long-lived assets in a single geographical region, with nearly all of its revenue coming from customers in the United States.

The CODM reviews financial information on a consolidated basis and uses Gross profit (loss) and Net income (loss) to assess financial performance considering budget-to-actual variances when making key decisions on how to allocate company resources.

(In thousands, except share and per share amounts)

22. Segment Reporting (cont.)

The Company's segment information is summarized as follows:

	For the years ended December 31,	
	2024	2023
Product revenue	$ 14,503	$ 16,151
Service revenue	1,103	227
Total revenue	15,606	16,378
Less:		
Cost of goods sold	98,867	89,798
Gross profit (loss)	(83,261)	(73,420)
Less:		
Research and development	22,758	18,708
General and administrative	60,047	53,650
Other segment items[(a)]	519,804	83,728
Net loss	$ (685,870)	$ (229,506)

(a) Other segment items include loss from write-down of property, plant and equipment, interest expense, net, change in fair value of debt, change in fair value of warrants, change in fair value of derivatives, gain and loss on debt extinguishment and costs related to the credit and securities purchase transaction.

Additional segment financial information is summarized as follows:

	For the years ended December 31,	
	2024	2023
Segment assets	$ 260,318	$ 186,492
Depreciation and amortization	$ 7,899	$ 9,751
Interest income	$ 623	$ 502
Interest expense	$ 28,840	$ 56,738
Capital expenditures	$ 33,152	$ 29,323

23. Subsequent Events

On January 24, 2025, the Company announced the achievement of all four of the third performance milestones previously agreed upon between Eos and Cerberus pursuant to the Credit Agreement. Achieving these performance milestones enabled the Company to draw an additional $40,500 from the Delayed Draw Term Loan. On January 24, 2025, Cerberus funded the full amount of the scheduled $40,500 draw under the Delayed Draw Term Loan, completing the scheduled fundings under the Delayed Draw Term Loan.

In connection with the final scheduled draw and pursuant to the terms and conditions of the SPA, the Applicable Percentage increased by 2.1%, and the Company issued to Cerberus 16.150528 shares of a newly designated non-voting Series B-4 Convertible Preferred Stock, par value $0.0001 per share (the "Series B-4 Preferred Stock"), which are convertible into an aggregate of 16,150,528 shares of common stock. Collectively, the SPA Warrant, the Series B Preferred Stock, and the newly created Series B-4 Preferred Stock are exercisable or convertible into, as applicable, an aggregate of 158,433,112 shares of common stock, or an Applicable Percentage of 33.0% as of the issuance date.

Under the terms of the Series B-4 Certificate of Designation, each share of Series B-4 Preferred Stock has an original issue price of $5,990.

As a result of meeting the third performance milestones, if the Company fails to achieve the remaining milestones as of the final milestone measurement date, the applicable percentage will be subject to up to a 4.0% increase for the missed milestones or an increase of the overall applicable percentage of up to 37.0%.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation and supervision of our Chief Executive Officer and our Chief Financial Officer, have evaluated our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Exchange Act as of the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of the end of the period covered by this Annual Report on Form 10-K, our disclosure controls and procedures were effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is designed under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including the CEO and CFO, assessed the effectiveness of our internal control over financial reporting based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework (2013 Framework). Based on our assessment, we concluded that our internal control over financial reporting was effective as of December 31, 2024.

Changes in Internal Control over Financial Reporting

Remediation of Previously Identified Material Weaknesses

As disclosed in our Annual Report on Form 10-K filed with the SEC on February 25, 2021, our management identified material weaknesses in our internal control over financial reporting related to: a lack of a formalized internal control framework in accordance with COSO, inadequate segregation of duties within the financial reporting process, lack of review and approval of journal entries, and a lack of management review controls. To address these material weaknesses, management, with oversight of the Audit Committee, implemented the following steps to remediate the material weaknesses:

- We engaged external experts to complement internal resources and to provide support related to more complex applications of GAAP, tax, and internal controls.
- We designed and implemented a comprehensive internal control framework that includes a formal risk assessment process to identify and design our control activities to address all risks of material misstatement whether due to error or fraud.
- We designed and implemented systematic manual journal entry review workflows.
- We designed and implemented IT general controls over the review of user access rights and privileges and implemented more robust review procedures over change management and segregation of duties.
- We developed a formalized process and control documentation for all relevant areas of financial reporting, including IT general and automated controls that support financial reporting.

- We designed and implemented a comprehensive segregation of duties framework and implemented relevant segregation of duties controls, including restricting the ability for one individual to both (i) create and post a journal entry in the general ledger and (ii) prepare and review account reconciliations.
- We designed and implemented management review controls over each significant class of transaction, including areas considered highly complex, judgmental, and subject to management estimation.
- We have designed procedures to validate underlying source data used in our financial reporting controls and the necessary IT general and automated controls to rely on the IT environment supporting our financial reporting.
- We designed and implemented controls to identify any significant and unusual transactions, and analyze, record, report, and disclose such matters.

As of December 31, 2024, our testing of both the design and operating effectiveness of our internal controls was completed, and management has concluded that the previously identified material weaknesses have been fully remediated.

Other than the changes described above related to our remediation of the previously identified material weaknesses, there were no changes to our internal control over financial reporting which were identified in connection with the evaluation required by Rules 13a-15(d) or 15d-15(d) under the Exchange Act during the fourth quarter of 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference to our Proxy Statement relating to our 2024 Annual Meeting of Stockholders. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the fiscal year ended December 31, 2024.

Codes of Business Conduct and Ethics

Our board of directors has adopted a Code of Business Conduct and Ethics that applies to all officers, directors and employees, which is available on our website at https://investors.eose.com under "Governance Documents". We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding amendments to, or waiver from, a provision of our Code of Business Conduct and Ethics and by posting such information on the website address and location specified above.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to our Proxy Statement relating to our 2024 Annual Meeting of Stockholders. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the fiscal year ended December 31, 2024.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item, including Securities Authorized for Issuance Under Equity Plans, is incorporated by reference to our Proxy Statement relating to our 2024 Annual Meeting of Stockholders. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the fiscal year ended December 31, 2024.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to our Proxy Statement relating to our 2024 Annual Meeting of Stockholders. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the fiscal year ended December 31, 2024.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference to our Proxy Statement relating to our 2024 Annual Meeting of Stockholders. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the fiscal year ended December 31, 2024.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(1) Financial Statements. The Consolidated Financial Statements and Report of Independent Registered Accounting Firm are listed under Part II, Item 8. Financial Statements and Supplementary Data of this Annual Report.

(2) Financial Statement Schedules and Other Financial Information. No financial statement schedules are submitted because either they are not applicable or because the required information is included in the Consolidated Financial Statements or notes thereto.

(3) Exhibits. Filed as part of this Annual Report are the following exhibits:

Exhibit Number	Description of Document	Schedule/ Form	Incorporated by Reference File Number	Exhibit	Filing date
2.1	Agreement and Plan of Merger, dated as of September 7, 2020, by and among the Company, BMRG Merger Sub, LLC, BMRG Merger Sub II, LLC, Eos Energy Storage LLC, New Eos Energy LLC and AltEnergy Storage VI, LLC (incorporated by reference to Exhibit 2.1 of the Registrant's Current Report on Form 8-K filed with the SEC on September 8, 2020)	Form 8-K	File No. 001-39291	2.1	September 8, 2020
3.1	Third Amended and Restated Certificate of Incorporation of the Company, as amended	Form 10-K	File No. 001-39291	3.1	February 28, 2023
3.2	Second Amended and Restated Bylaws of the Company	Form 8-K	File No. 001-39291	3.2	May 19, 2022
3.3	Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation of the Company, as amended	Form 10-Q	File No. 001-39291	3.2	May 14, 2024
3.4	Series A-1 Preferred Stock Certificate of Designation	Form 8-K	File No. 001-39291	3.1	June 24, 2024
3.5	Series A-2 Preferred Stock Certificate of Designation.	Form 8-K	File No. 001-39291	3.1	August 30, 2024
3.6	Certificate of Designation of Series B-1 Non-Voting Convertible Preferred Stock.	Form 8-K	File No. 001-39291	3.1	September 12, 2024
3.7	Certificate of Designation of Series B-2 Non-Voting Convertible Preferred Stock.	Form 8-K	File No. 001-39291	3.2	September 12, 2024
4.1	Specimen Common Stock Certificate	Form 8-K	File No. 001-39291	4.1	November 20, 2020
4.2	Specimen Warrant Certificate	Form 8-K	File No. 001-39291	4.2	November 20, 2020

Exhibit Number	Description of Document	Schedule/ Form	Incorporated by Reference File Number	Exhibit	Filing date
4.3	Eos Energy Enterprises, Inc. 5%/6% Convertible Senior PIK Toggle Note due 2026	Form 8-K	File No. 001-39291	4.1	July 7, 2021
4.4	Warrant Agreement, dated May 19, 2020, by and between the Registrant and Continental Stock Transfer & Trust Company	Form 8-K	File No. 001-39291	4.1	May 22, 2020
4.5	Description of Securities	Form 10-K	File No. 001-39291	4.5	February 25, 2022
4.6	Indenture, dated April 7, 2022, between the Company and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed with the SEC on April 13, 2022)	Form 8-K	File No. 001-39291	10.1	April 13, 2022
4.7	Form of Note (including Indenture incorporated by reference therein)	Form 8-K	File No. 001-39291	4.1	January 19, 2023
4.8	Form of Common Stock Purchase Warrant, dated as of April 12, 2023	Form 8-K	File No. 001-39291	4.1	April 14, 2023
4.9	Form of Common Stock Purchase Warrant, dated as of May 15, 2023	Form 8-K	File No. 001-39291	4.1	May 17, 2023
4.10	Indenture, dated May 25, 2023, between the Company and Wilmington Trust, National Association, as trustee	Form 8-K	File No. 001-39291	4.1	May 25, 2023
4.11	Form of Note, dated as of May 25, 2023	Form 8-K	File No. 001-39291	4.2	May 25, 2023
4.12	Form of Common Stock Purchase Warrant	Form 8-K	File No. 001-39291	4.1	December 15, 2023
10.1	Sponsor Earnout Letter	Form 8-K	File No. 001-39291	10.8	November 20, 2020
10.2	Eos Energy Enterprises, Inc. 2020 Incentive Plan	Form 8-K	File No. 001-39291	10.10	November 20, 2020

Exhibit Number	Description of Document	Schedule/ Form	Incorporated by Reference File Number	Exhibit	Filing date
10.3	Form of Indemnity Agreement	Form 8-K	File No. 001-39291	10.13	November 20, 2020
10.4	Employment Agreement, dated February 24, 2021, by and between the Company and Joseph Mastrangelo	Form 8-K	File No. 001-39291	99.1	March 2, 2021
10.5	Amended and Restated Registration Rights Agreement, dated May 10, 2021, by and between the Registrant, B. Riley Principal Sponsor Co. II, LLC and the other parties thereto	Form 8-K	File No. 001-39291	4.01	May 10, 2021
10.6	Amended and Restated Registration Rights Agreement, dated May 10, 2021, by and among the Company and the security holders party thereto	Form 8-K	File No. 001-39291	4.02	May 10, 2021
10.7	Investment Agreement, dated as of July 6, 2021, by and among Eos Energy Enterprises, Inc. and Spring Creek Capital, LLC	Form 8-K	File No. 001-39291	10.1	July 7, 2021
10.8	Master Equipment Financing Agreement, dated September 30, 2021	Form 8-K	File No. 001-39291	10.1	October 5, 2021
10.9	Guaranty Agreement, dated September 30, 2021	Form 8-K	File No. 001-39291	10.2	October 5, 2021
10.10	Separation Agreement, dated December 13, 2021, by and between the Company and Sagar Kurada	Form 8-K	File No. 001-39291	10.01	December 14, 2021
10.11	Joinder to Investment Agreement, dated May 1, 2022 among Eos Energy Enterprises, Inc., Spring Creek Capital, LLC and Wood River Capital, LLC	Form 10-Q	File No. 001-39291	10.3	May 9, 2022
10.12	Sales Agreement, dated August 5, 2022, by and between Eos Energy Enterprises, Inc. and Cowen and Company, LLC	Form 8-K	File No. 001-39291	10.2	August 5, 2022
10.13	Amended Director Compensation Policy, dated as of September 7, 2022	Form 8-K	File No. 001-39291	10.1	September 9, 2022

Exhibit Number	Description of Document	Schedule/ Form	Incorporated by Reference File Number	Exhibit	Filing date
10.14	Separation Agreement, dated January 20, 2023, by and between the Company and Randall Gonzales	Form 8-K	File No. 001-39291	10.1	January 20, 2023
10.15	Employment Agreement, dated January 20, 2023, by and between the Company and Nathan Kroeker	Form 8-K	File No. 001-39291	10.2	January 20, 2023
10.16	Investment Agreement, dated January 18, 2023, by and among Eos Energy Enterprises, LLC and the purchasers listed therein	Form 8-K	File No. 001-39291	10.1	January 19, 2023
10.17	Limited Consent Agreement, dated as of January 17, 2023, among Eos Energy Enterprises, LLC, the lenders party thereto, and ACP Post Oak Credit I LLC, as administrative agent	Form 8-K	File No. 001-39291	10.2	January 19, 2023
10.18	Form of Securities Purchase Agreement, dated as of April 12, 2023	Form 8-K	File No. 001-39291	10.1	April 14, 2023
10.19	Form of Securities Purchase Agreement, dated as of May 15, 2023	Form 8-K	File No. 001-39291	10.1	May 17, 2023
10.20	Amendment No. 1 to Common Stock Sales Agreement, dated August 23, 2023, by and between Eos Energy Enterprises, Inc. and Cowen and Company, LLC	Form 8-K	File No. 001-39291	10.1	August 23, 2023
10.21	Master Supply Agreement, dated August 23, 2023, by and between HI-POWER, LLC and ACRO Automation Systems, Inc.	Form 8-K	File No. 001-39291	10.2	August 23, 2023
10.22	Employment Agreement, dated August 27, 2023, by and between the Company and Sumeet Puri	Form 8-K	File No. 001-39291	10.1	August 28, 2023
10.23	Separation Agreement, dated January 19, 2024, by and between the Company and Melissa Berube	Form 10-K	File No. 001-39291	10.43	March 4, 2024

Exhibit Number	Description of Document	Schedule/ Form	Incorporated by Reference File Number	Exhibit	Filing date
10.24	Employment Agreement, dated January 17, 2024, by and between the Company and Michael Silberman	Form 10-K	File No. 001-39291	10.44	March 4, 2024
10.25	First Amendment to the Amended and Restated 2020 Incentive Plan	Form S-8	File No. 333-265708	99.2	June 17, 2022
10.26	Second Amendment to the Amended and Restated 2020 Incentive Plan	Form S-8	File No. 333-272848	99.3	June 23, 2023
10.27†	Amended and Restated Manufacturing Purchase and Supply Agreement dated January 8, 2024, by and between HI-POWER, LLC and TETRA Technologies, Inc.	Form 8-K	File No. 001-39291	10.1	January 9, 2024
10.28†	Pricing Agreement dated January 31, 2024, by and between HI-POWER, LLC and SHP US LLC	Form 8-K	File No. 001-39291	10.1	February 1, 2024
10.29	Third Amendment to the Amended and Restated 2020 Incentive Plan	Form 10-Q	File No. 001-39291	10.6	May 14, 2024
10.30	Credit Agreement, dated June 21, 2024, by and between Eos Energy Enterprises, Inc. and Cerberus Capital Management L.P.	Form 8-K	File No. 001-39291	10.1	June 24, 2024
10.31	Securities Purchase Agreement, dated June 21, 2024, by and between Eos Energy Enterprises, Inc. and Cerberus Capital Management L.P.	Form 8-K	File No. 001-39291	10.2	June 24, 2024
10.32	Form of Warrant	Form 8-K	File No. 001-39291	10.3	June 24, 2024
10.33	Form of Atlas Payoff Letter Agreement, dated June 21, 2024, by and between Eos Energy Enterprises, Inc. and ACP Post Oak Credit I LLC	Form 8-K	File No. 001-39291	10.4	June 24, 2024
10.34	Form of Insurer Letter Agreement, dated June 21, 2024, by and between Eos Energy Enterprises, Inc. and ACP Post Oak Credit I LLC	Form 8-K	File No. 001-39291	10.5	June 24, 2024

Exhibit Number	Description of Document	Schedule/ Form	Incorporated by Reference File Number	Exhibit	Filing date
10.35	Form of Indemnification Agreement for Preferred Stock directors	Form 8-K	File No. 001-39291	10.6	June 24, 2024
10.36	Second Amended and Restated 2020 Incentive Plan	Form 8-K	File No. 001-39291	10.1	July 30, 2024
10.37	Form of Employee Time-Based Restricted Stock Unit Award Agreement under the Eos Energy Enterprises, Inc. Amended and Restated 2020 Incentive Plan	Form 10-Q	File No. 001-39291	10.12	August 6, 2024
10.38	Form of Employee Performance-Based Restricted Stock Unit Award Agreement under the Eos Energy Enterprises, Inc. Amended and Restated 2020 Incentive Plan	Form 10-Q	File No. 001-39291	10.13	August 6, 2024
10.39	Form of Director Restricted Stock Unit Award Agreement under the Eos Energy Enterprises, Inc. Amended and Restated 2020 Incentive Plan	Form 10-Q	File No. 001-39291	10.14	August 6, 2024
10.40	Form of Director Option Award Agreement under the Eos Energy Enterprises, Inc. 2020 Incentive Plan	Form 10-Q	File No. 001-39291	10.15	August 6, 2024
10.41	Form of Executive Restricted Stock Unit Award Agreement under the Eos Energy Enterprises, Inc. 2020 Incentive Plan	Form 10-Q	File No. 001-39291	10.16	August 6, 2024
10.42	Form of Employee Restricted Stock Unit Award Agreement under the Eos Energy Enterprises, Inc. 2020 Incentive Plan	Form 10-Q	File No. 001-39291	10.17	August 6, 2024
10.43	Note Purchase Agreement, dated November 26, 2024, by and among Eos Energy Enterprises, Inc., the U.S. Department of Energy and the Federal Financing Bank	Form 8-K	File No. 001-39291	10.1	December 3, 2024

Exhibit Number	Description of Document	Schedule/ Form	Incorporated by Reference File Number	Exhibit	Filing date
10.44	Future Advance Promissory Note of Eos Energy Enterprises, Inc., dated November 26, 2024	Form 8-K	File No. 001-39291	10.2	December 3, 2024
10.45†	Loan Guarantee Agreement, dated November 26, 2024, by and between Eos Energy Enterprises, Inc. and the U.S. Department of Energy	Form 8-K	File No. 001-39291	10.3	December 3, 2024
10.46†	Amendment to Credit Agreement, dated June 21, 2024, by and between Eos Energy Enterprises, Inc. and Cerberus Capital Management L.P.	Form 8-K	File No. 001-39291	10.4	December 3, 2024
19.1*	Insider Trading Policy				
21.1	Subsidiaries of the Company	Form 10-K	File No. 001-39291	21.1	February 28, 2023
23.1*	Consent of Independent Registered Public Accounting Firm				
24.1*	Power of Attorney (included on the signature page herein)				
31.1*	Certification of the Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
31.2*	Certification of the Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
32.1*+	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				
32.2*+	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				

Exhibit Number	Description of Document	Incorporated by Reference			
		Schedule/ Form	File Number	Exhibit	Filing date
97	Policy relating to recovery of compensation	Form 10-K	File No. 001-39291	97	March 4, 2024
101.SCH	XBRL Taxonomy Extension Schema Document				
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document				
101.LAB	XBRL Taxonomy Extension Label Linkbase Document				
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document				
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document				
104*	Inline XBRL for the cover page of this Annual Report on Form 10-K, included in the Exhibit 101 Inline XBRL Document Set				

† Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

* Filed herewith.

+ The certifications furnished in Exhibit 32.1 and Exhibit 32.2 hereto are deemed to accompany this Annual Report on Form 10-K and will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that the registrant specifically incorporates it by reference.

ITEM 16. FORM 10-K SUMMARY

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Edison, State of New Jersey, on March 4, 2025.

EOS ENERGY ENTERPRISES, INC.

By: /s/ Nathan Kroeker

Chief Financial Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Joseph Mastrangelo and Nathan Kroeker and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Name	Position	Date
/s/ Joseph Mastrangelo	Chief Executive Officer and Director	March 4, 2025
Joseph Mastrangelo	(Principal Executive Officer)	
/s/ Nathan Kroeker	Chief Financial Officer	March 4, 2025
Nathan Kroeker	(Principal Financial Officer)	
/s/ Sumeet Puri	Chief Accounting Officer	March 4, 2025
Sumeet Puri	(Principal Accounting Officer)	
/s/ Jeffrey Bornstein	Director	March 4, 2025
Jeffrey Bornstein		
/s/ Alex Dimitrief	Director	March 4, 2025
Alex Dimitrief		
/s/ Claude Demby	Director	March 4, 2025
Claude Demby		
/s/ Gregory Nixon	Director	March 4, 2025
Gregory Nixon		
/s/ Jeffrey McNeil	Director	March 4, 2025
Jeffrey McNeil		
/s/ Nick Robinson	Director	March 4, 2025
Nick Robinson		
/s/ Russell Stidolph	Director	March 4, 2025
Russell Stidolph		

Name	**Position**	**Date**
/s/ David Urban David Urban	Director	March 4, 2025
/s/ Marian "Mimi" Walters Marian "Mimi" Walters	Director	March 4, 2025